Form 10KSB, Exhibit 13
period 1996-12-31
TRI COUNTY BANCORP INC
filed 1997-03-31
CIK 908475

EXHIBIT 13

                          Tri-County Bancorp, Inc.
                            1996 Annual Report

                    [Picture of Sculpture of flying geese]

                           TRI-COUNTY BANCORP, INC.
                          -------------------------
                              1996 Annual Report
                          -------------------------
                    [Tri-County Bancorp, Inc. Company Logo]

TABLE OF CONTENTS

Selected Financial Data                             Page  1

Letter to Stockholders                              Page  2

Management's Discussion and Analysis                Page  3

Report of Independent Auditors                      Page 13

Consolidated Statements of Financial Condition      Page 14

Consolidated Statements of Operations               Page 15

Consolidated Statements of Stockholders  Equity     Page 16

Consolidated Statements of Cash Flow                Page 17

Notes to Consolidated Financial Statements          Page 18

Corporate and Stockholders' Information             Page 36

SELECTED FINANCIAL DATA

                                               At December 31,
                                -------------------------------------------
                                  1996     1995    1994      1993     1992
                                -------------------------------------------
                                              (In Thousands)
BALANCE SHEET DATA
Total amount of:
Assets                          $85,888  $65,766  $59,583  $59,763  $54,820
Loans receivable, net            35,265   25,514   24,439   23,798   21,247
Mortgage-backed securities, net  25,247   16,252   11,895   13,069   14,902
Investment securities, net       20,213   20,108   19,134   18,168   13,362
Deposits                         48,533   44,583   45,589   46,102   48,253
FHLB advances                    23,460    7,000    1,000     --       --
Stockholder s equity             13,146   13,496   12,705   13,247    6,234

                                         Year Ended December 31
                               --------------------------------------------
                                  1996     1995     1994     1993     1992
                               --------------------------------------------
                                              (In Thousands)
STATEMENT OF OPERATIONS DATA
Interest income                  $5,494   $4,600   $4,100   $4,246   $4,571
Net interest income               2,468    2,266    2,396    2,347    2,091
Provision for loan losses          --       --       --       --        (79)
Non-interest income                 159      171       71      117      113
Non-interest expenses             1,811*   1,458    1,416    1,176    1,086
Net income                          540*     649      764      877      691

                                     At or For Year Ended December 31
                               --------------------------------------------
                                  1996     1995     1994     1993     1992
                               --------------------------------------------
FINANCIAL RATIOS & OTHER DATA
Return on average assets         0.71%     1.04%    1.28%    1.56%    1.25%
Return on average stockholder's
  equity                         4.05%     4.96%    5.89%   10.01%   11.73%
Average interest rate spread 2.54% 2.69% 3.30% 3.60% 3.32% Net yield on average earning
  assets                         3.21%     3.62%    4.12%    4.23%    3.87%
Non-interest expense to
  total assets                   2.11%*    2.22%    2.38%    1.97%    1.97%
Average equity/total assets     15.51%    19.92%   21.78%   13.70%    9.99%
Non-performing loans/total
  assets                         0.04%     0.03%    0.39%    0.41%    0.16%

                                      At or For Year Ended December 31
                              ---------------------------------------------
                                 1996      1995     1994     1993     1992
                              ---------------------------------------------
PER SHARE INFORMATION
Earnings per share               $0.88     $1.03    $1.05    $0.32**   N/A
Dividends per share                .50       .37      .22      --      N/A
Book value per share             21.59     21.06    18.83    17.72     N/A

________________________________
*  Includes one-time special assessment to recapitalize the SAIF.
** From Sept. 28, 1993

To Our Stockholders:

Tri-County Bancorp had an extraordinary year in 1996. The Company grew 30.6% in assets, had deposit growth of 8.9%, increased checking account balances by 34.2%, a drive up ATM was installed at our main office, and new deposit and loan products were added.

In 1996, we finally had some significant progress with banking legislation that now allows our Bank to compete on a more equal footing with commercial bank competitors. The disparity in FDIC deposit insurance was resolved with a special assessment to our Bank and all other thrifts. The special assessment cost $304,606 before taxes, resulting in an after tax reduction of approximately $201,000 in income. The special assessment reduced earnings per share by $.33. Beginning with the fourth quarter 1996 our cost for deposit insurance has been reduced by approximately 72%. Additionally, legislation was passed that put thrifts on an equal footing with commercial banks in the treatment of bad debts for tax purposes.

Beginning in late 1995, the Company made some changes in its business strategy. These changes made a significant impact on the financial statements of the Company in 1996. First, the Company determined that the substantial amount of growth to allow for full utilization of its capital was not available within its market area. Therefore, a more aggressive policy of purchasing securities, loans, and loan participations has been utilized to produce more interest income. Second, the Company is working toward increasing the number of checking account customers in order to produce more core deposits on a long term basis. The emphasis on obtaining time deposits has been reduced with more reliance on borrowings from the Federal Home Loan Bank to support the growth in assets. Growth in 1997 will continue, but at a more moderate pace. Credit quality has remained excellent, even improved in 1996 and a moderate level of interest rate risk has remained constant.

The Company completed one repurchase of stock in 1996. The repurchase consisted of 32,039 shares which leaves 608,749 shares outstanding. The repurchased shares were bought at an average price of $18.32 per share. Dividends of $.50 were paid in 1996, a 35% increase over 1995.

The Board and Management continue to move the Bank ahead to improve the value of our stockholders investment in Tri-County Bancorp, Inc. Thanks for your support, we hope to see all of you in the Bank in 1997.

Sincerely,


Robert L. Savage                   Larry C. Goddard
President and                 Chairman of the board
Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ORGANIZATION

Tri-County Bancorp, Inc. (the Company ) was organized in May of 1993 for the purpose of acquiring all the capital stock of Tri-County Federal Bank (the "Bank")upon conversion of the Bank from mutual to stock form of ownership ("Conversion"). The Conversion was completed on September 29, 1993. In the related initial public offering, 747,500 shares of Tri-County Bancorp, Inc. common stock were sold at $10.00 per share. References throughout this report to the Company include the Company and Bank on a consolidated basis unless the context otherwise requires.

THE COMPANY'S BUSINESS

The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, since it does not conduct any active business, the Company does not intend to employ any persons other than officers, using the support staff from the Bank from time to time to meet its administrative needs.

The Bank is a federally-chartered stock savings bank headquartered in Torrington, Wyoming with one additional branch office in Wheatland, Wyoming. The Bank was founded in 1935 as a federally-chartered savings and loan association under the name Tri-County Federal Savings and Loan Association. The Bank's deposits are federally insured by the Savings Association Insurance Fund (SAIF).

The Bank is primarily engaged in attracting deposits from the general public and using those funds to originate real estate loans on one-to-four family residences and, to a lesser extent, consumer loans, commercial real estate loans, and commercial business loans. The Bank's market area is primarily Goshen and Platte Counties, Wyoming and Scottsbluff County in western Nebraska. In addition, the Bank invests in investment securities and mortgage-backed securities. The Bank offers its customers several types of real estate loans, including adjustable-rate and fixed-rate mortgage loans. The Bank has also been an originator of multi-family and commercial real estate loans, and consumer loans, including automobile and home equity loans. To supplement its lending activities, the Bank purchases loans and participates in loans with other financial and mortgage banking institutions on a case by case basis. These activities are conducted in Wyoming and other Rocky Mountain States.

CAPITAL STOCK

Since its issuance in September 1993, the Company's common stock has been traded over-the-counter on the Nasdaq "Small Cap" System appearing under the symbol "TRIC". The following table reflects the stock price as published by the Nasdaq statistical report.

     1995                               LOW            HIGH
     First Quarter 03/31/95             $11.25         $14.00
     Second Quarter 06/30/95            $13.25         $15.25
     Third Quarter 09/30/95             $13.75         $17.75
     Fourth Quarter 12/31/95            $16.25         $17.50

     1996                               LOW            HIGH
     First Quarter 03/31/96             $16.50         $18.50
     Second Quarter 06/30/96            $17.50         $18.50
     Third Quarter 09/30/96             $18.00         $18.88
     Fourth Quarter 12/31/96            $18.00         $19.00

The number of stockholders of record as of December 31, 1996 was approximately
240. This does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms. At December 31, 1996, there were 608,749 shares outstanding. The Company completed one repurchase of stock in 1996 of 32,039 shares. The repurchase was completed in June with an average price paid of $18.32 per share.

The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"), the Bank's chartering authority and primary federal regulator. The Company paid per share, dividends of $.25 on March 31, 1996 and $.25 on September 30, 1996. The $.50 in dividends paid in 1996 exceeded 1995 dividends by $.13 or 35.1%.

CHANGES IN FINANCIAL CONDITION

ASSETS

The total assets of the Bank increased by $20,122,000 or 30.60% during 1996.

Securities available-for-sale increased by $17,043,000 during 1996. Beginning in the fourth quarter of 1994, the Bank began taking advantage of a relatively inexpensive source of funding available through the Federal Home Loan Bank of Seattle (FHLB) to purchase financial instruments with a slightly higher yield than the rate charged by FHLB on the advances. During 1996, securities available-for-sale totaling $13,578,000 were purchased with funds borrowed from FHLB. Also, Federal Farm Credit Bank, Federal National Mortgage Association, and FHLB notes totaling $6,000,000 matured or were called by the agencies. These securities had been previously classified held-to-maturity and the Bank used $5,000,000 of the proceeds to purchase similar securities which were classified available-for-sale. The Bank also purchased a $2,000,000 Federal Farm Credit Bank note during the year. These purchases were partially offset by the redemption of shares in a mutual fund totaling $2,515,000 and principal payments and prepayments of $1,168,000 on mortgage-backed securities.

Securities held-to-maturity decreased by $7,944,000. As previously discussed, $6,000,000 of agency securities were either called or matured during 1996 and the proceeds were used, in part, to purchase securities available-for-sale. The remaining decrease was the result of principal payments and prepayments on the Bank's portfolio of mortgage-backed securities.

Loans receivable increased $9,752,000 during the current year. During this period the Bank originated or purchased for portfolio, residential mortgage loans totaling $9,855,000, non-residential mortgage loans totaling $3,023,000, consumer loans totaling $1,499,000, a short-term commercial loan in the amount of $500,000 and other commercial loans totaling $249,000. By the end of the period, the Bank had received full repayment of the short-term commercial loan and repayments totaling $6,040,000 on other loans. Of the total residential and non-residential mortgage loans originated or purchased during the year, $8,288,000 were adjustable rate and $4,590,000 were fixed rate loans. Because of a lack of demand for certain types of loans in the Bank's primary lending area, purchased loans totaled 74.50% of mortgage lending during the year.
The majority of purchased loans are residential real estate loans in Colorado mountain resort communities and commercial real estate loans in western New Mexico. Purchased loans are subjected to the same underwriting standards and loan terms as those originated by the Bank for its portfolio. Additionally, management of the Bank makes an inspection of these properties on a periodic basis. The purchased loans are limited to one mortgage banker that the Bank has dealt with consistently. Real estate owned or in judgment decreased by $187,000 in 1996. The Bank foreclosed on two mortgage loans near the end of the previous year. The collateral for these loans, a single family dwelling and a mini-storage warehouse, was sold during the current year. The dispositions of foreclosed property exceeded the amount of foreclosures during the current year which consisted of one residential loan with a balance of $18,000.

At December 31, 1996, the Bank had non-performing assets totaling $53,000 which consisted of two residential mortgage loans in non-accrual status and a single family dwelling obtained through foreclosure. Management believes no losses will be incurred by the Bank from the dispositions of these non-performing assets.

LIABILITIES

Deposit balances increased by $3,950,000 and consisted of increases of $872,000 and $3,332,000 in checking and time deposits, respectively, and a decrease of $254,000 in savings deposits. The Bank was the successful bidder on $3,400,000 of time deposits of a local school district near the end of 1996.

Advances from FHLB increased by $16,460,000 during 1996. As previously discussed, advances totaling $10,300,000 were used to purchase securities classified as available-for-sale. These advances have terms of approximately one year and were used to purchase adjustable rate mortgage-backed securities and shares in a mutual fund whose investments are mortgage-related securities. The Bank was able to lock in a positive spread over the initial terms of the advances and will make a decision whether to renew the advance and hold the security or sell the security and payoff the advance on or near the maturity date of the advance. The Bank also borrowed $1,885,000 from FHLB under the Community Investment Program to fund two commercial real estate loans in Wyoming and Colorado. Other borrowings were used to fund the origination or purchase of portfolio mortgage loans for terms of less than one year.

STOCKHOLDERS' EQUITY

The increase in additional paid-in capital of $46,000 was caused by the application of an accounting standard which requires charging current expense for the fair value of shares of stock committed to be released by the Bank's Employee Stock Ownership Plan and crediting the difference between the fair value and the cost of the shares to paid-in capital.

The increase in retained earnings was the result of net earnings totaling $540,000 which more than offset the decrease in retained earnings caused by the payments of dividends of $0.50 per share for a total of $312,000.

In March of 1996, the Bank received permission from the OTS to repurchase up to 32,039 shares (5%) of its outstanding Common Stock in the open market. The repurchase was completed at a total cost of $587,096 or an average purchase price of $18.32 per share.

AVERAGE BALANCE SHEET

The following table sets forth certain information relating to average balance sheets and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end instead of daily average balances has caused any material difference in the information presented.

                                                 Year Ended December 31, 1996

                                   Average           Average    Average             Average
                                   Balance Interest  Yield/Cost Balance   Interest  Yield/Cost
                                   ------- --------  ---------- -------   --------  ----------
                                                    (Dollars in thousands)
Interest-earning assets:
  Loans receivable                 $31,815 $2,597    8.16%      $25,459   $2,090    8.21%
  Securities - Available for Sale   28,676  1,814    6.33%       18,131    1,181    6.51%
  Securities - Hold to maturity     12,671    944    7.45%       16,984    1,215    7.15%
  Other interest-earning assets        447     32    7.16%        1,798      112    6.23%
                                   ------- ------               -------   ------
Total interest-earning assets      $73,609 $5,387    7.32%      $62,372   $4,598    7.37%
                                           ------                         ------
Non-interest earning assets          2,089                        1,677
                                   -------                      -------
Total Assets                       $75,698                      $64,049
                                   =======                      =======
Interest-bearing liabilities:
  Deposits                         $45,708 $2,084    4.56%      $45,447   $2,084    4.59%
  Other borrowings                  17,629    943    5.35%        4,625      258    4.48%
                                   ------- ------               -------   ------
Total interest-bearing liabilities $63,337 $3,027    4.78%      $50,072   $2,342    4.68%
                                           ------                         ------
Non-interest bearing liabilities     1,273                          863
                                   -------                      -------
Total liabilities                  $64,610                      $50,935
Retained earnings                   11,088                       13,114
                                   -------                      -------
Total liabilities and Retained
  earnings                         $75,698                      $64,049
                                   =======                      =======
Net interest income                        $2,360                         $2,256
                                           ======                         ======
Interest rate spread                                 2.54%                          2.69%
Net yield on interest earning assets                 3.21%                          3.62%
Ratio of average interest-earning asset
  to interest-bearing liabilities                  116.22%                        124.56%

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (change in average volume multiplied by old rate); (ii) change in rates (changes in rate multiplied by old average volume); (iii) changes in rate/volume (changes in rate multiplied by the change in average volume).

                                    Year Ended December 31, 1996 vs. 1995 Year Ended December 31, 1995 vs. 1994
                                         Increase (Decrease) Due To            Increase (Decrease) Due To
                                    Volume    Rate  Rate/Volume   Net     Volume    Rate  Rate/Volume  Net
                                                              (Dollars in thousands)
Interest-earning assets:
  Loans receivable                    522     (12)     (3)        507      296     (116)    (18)       162
  Securities-Available for sale       687     (34)    (20)        633        0        0    1,181     1,181
  Securities-Held to maturity        (308)     50     (13)       (271)     159      (74)     (10)       75
  Other interest-earning assets       (84)     17     (13)        (80)     (85)     (19)       8       (96)
                                      ---     ---     ---         ---      ---      ---    -----     -----
Total interest-earning assets         817      21     (49)        789      370     (209)   1,161     1,322
Interest-bearing liabilities:
  Deposit accounts                     12     (12)      0           0      (80)     146       (6)       60
  Other liabilities                   726     (11)    (30)        685        0        0      258       258
                                      ---     ---     ---         ---      ---      ---    -----     -----
Total interest-bearing liabilities    738     (23)    (30)        685      (80)     146      252       318
Net change in interest income          79      44     (19)        104      450     (355)     909     1,004
                                      ===     ===     ===         ===      ===      ===    =====     =====

COMPARISON OF THE OPERATING RESULTS FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995

NET INCOME

Net income decreased $109,000 or 16.81% during the year ended December 31, 1996 when compared to net income for 1995. Net interest income increased by $202,000 but was offset by a decrease of $12,000 in non-interest income and an increase of $353,000 in non-interest expense. The provision for income taxes decreased by $54,000 or 16.62%.

INTEREST INCOME

Interest income from loans increased $542,000 or 25.95% for the year ended December 31, 1996. The increase was the result of an increase in the average balance of loans outstanding of $6,356,000 which more than offset the decrease in yield on the loans from 8.21% to 8.16%. The Bank began originating and purchasing loans outside its primary lending area which enabled the Bank to increase its loan portfolio. The decrease in yield was primarily the result of the slight decrease in average lending rates during 1996 when compared to the average rates in the previous year.

The increase of $710,000 in interest on securities available for sale was the result of an increase in the average balance of securities of $10,545,000 which offset a decrease in the average yield on the portfolio from 6.51% to 6.33%.

Interest on securities held to maturity decreased $270,000 which was caused by a decrease in the average balance of the portfolio of $4,313,000 which offset an increase in the yield on the portfolio from 7.15% to 7.45%. The increase in yield was the result of the maturity of two securities which, on average, had a lower yield than the yield on the entire portfolio. The proceeds of the maturities were used to fund loans and purchase available for sale securities.

The decrease in income from other interest-earning assets of $79,623 was caused by a decrease in the average balance of these assets of $1,351,025. This category of assets consists primarily of interest-earning demand and time deposits held at FHLB.

INTEREST EXPENSE

Interest expense on deposits increased $7,846 during 1996. This increase was the result of an increase of $260,334 in the average balance of deposits which more than offset the slight decrease in the average cost of deposits from 4.59% to 4.56%.

As previously discussed, beginning in the fourth quarter of 1994, the Bank began taking advantage of a relatively inexpensive source of funding available through the FHLB to purchase financial instruments that yield a slightly higher return than the rate charged on the advances. The average amount of these borrowings increased by $13,006,667 during 1996 which more than offset the decrease in the cost of the advances from 5.58% to 5.35%. A portion of the advances outstanding during part of 1995 were borrowed in the fourth quarter of 1994 and in the first quarter of 1995 when rates were at their highest level during these periods.

PROVISION FOR LOAN LOSSES

No provision for loan losses was made during 1996. The allowance for loan losses is based on Management's evaluation of the risk inherent in it s loan portfolio after giving due consideration to the changes in general market conditions and in the nature and volume of the Bank's loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions. The allowance for loan losses amounted to $415,000 and $423,000 at December 31, 1996 and 1995, respectively. While the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurances that further additions will not be made to the loss allowance and that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME

Non-interest income decreased $12,000 or 6.75% during 1996. The increase in the gain on sale of loans was caused by an increase in the dollar amount of loans sold. During the previous year, shares in a mutual fund were redeemed at a $1,000 gain whereas during the current year the shares were redeemed at a $6,000 loss. The increase in service charges on deposits was primarily caused by an increase in the number of accounts subject to service charges. Other non-interest income decreased by $9,000 and was caused by a number of factors, with the most significant factor being the recognition of deferred loan fee income in 1995 which was not repeated in 1996.

NON-INTEREST EXPENSE

Overall, non-interest expense increased $353,000 during 1996.

Compensation and benefits increased by $91,000 in 1996 and was primarily caused by changes in the Bank's pension plans. In November of 1995, a defined benefit pension plan was terminated. The Bank had accrued, but not contributed, pension plan expenses in the amount of $69,000 in a prior year. It was determined in the fourth quarter of 1995 that additional contributions to the terminated plan would not be required and, therefore, the $69,000 overaccrual was credited to pension expense in December of 1995. Such credit was not present in fiscal 1996.

Occupancy and equipment expense increased $11,000 and was primarily caused by an increase in depreciation, data processing and communications expenses related to the installation and operation of an Automated Teller Machine at the Bank's main office.

As previously stated, legislation was passed in the third quarter of 1996 which provided for the recapitalization of the SAIF via a one-time special assessment in the amount of 65.7 cents for every $100 in deposits at the Bank as of March 31, 1995. This special assessment totaled $304,606 and was charged to expense in the current year. Pursuant to the above-mentioned legislation, the Bank will pay, in addition to its normal deposit insurance premium as a member of SAIF, an amount equal to approximately 6.4 basis points toward the retirement of the Financing corporation bonds ( FICO bonds ) issued in the 1980s to assist in the recovery of the savings and loan industry. Members of the Bank Insurance Fund ( BIF ), by contrast, will pay, in addition to their normal deposit insurance premium, approximately 1.3 basis points. Beginning no later than January 1, 2000, the rate paid to retire the FICO bonds will be equal for members of the BIF and SAIF. The legislation also provided for the merger of the BIF and the SAIF by January 1, 1999, provided there are no financial institutions still chartered as thrifts at that time. Should the insurance funds be merged before January 1, 2000, the rate paid by all members of this new fund to retire the FICO bonds would be equal.

Other, net expenses decreased by $47,000 and were caused, in part, by the receipt of rents on a mini-warehouse property held as real estate owned. The receipt of the rents from the court appointed trustee exceeded the expenses of maintaining the property during the foreclosure proceedings by $18,000. Also, the Bank did not retain the services of an advertising agency in 1996 which resulted in a savings of $18,000.

INCOME TAXES

The provision for income taxes decreased $54,000 for the year ended December 31, 1996. This decrease was caused, in part, by a decrease in pre-tax income of $163,000. Also, prior to the enactment, on August 20, 1996, of the Small Business Job Protection Act of 1996 (the "1996 Act"), thrift institutions such as the Bank were permitted to establish tax reserves for bad debts and to make annual additions thereto, which additions could, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to qualifying loans, which are generally loans secured by certain interests in real property, could be computed using an amount based on a six-year moving average of the Bank's actual loss experience (the Experience Method), or a percentage equal to 8.0% of the Bank's taxable income (the PTI Method).

Under the 1996 Act, the PTI Method was repealed and the Bank will be required to use the Experience Method of computing additions to its bad debt reserve or otherwise change its method of accounting for bad debts to the specific charge-off method for the current tax year. In addition, the Bank is required to take into taxable income over a six year period beginning with the current tax year the excess of the balance of its bad debt reserves as of December 31, 1995 over the greater of (a) the balance of such reserves as of December 31,1987 or (b) an amount that would have been the balance of such reserves as of December 31, 1995 had the Bank computed its additions to its reserves using the Experience Method. Because the Bank incurred losses on the dispositions of foreclosed property in excess of the additions to its bad debt reserves as allowed by the PTI Method or the Experience Method during the period beginning on January 1, 1988 and ending on December 31, 1995, and because these losses were charged directly to the tax bad debt reserve, the Bank is not subject to the recapture provisions of the 1996 Act.

Finally, because the Bank had established reserves for loan losses which totaled $415,000 at December 31, 1996 which will be charged with any subsequent loan losses and because the Bank will be using the specific charge-off method for losses incurred on loans foreclosed after December 31, 1995 for tax purposes, the Bank will have a difference in the treatment of loan losses for tax and financial statement purposes. This difference will exist until the losses realized by the Bank equal or exceed its loan loss reserves and, pursuant to SFAS No. 109, Accounting for Income Taxes, a deferred tax asset equal to the estimated future tax benefit of the temporary difference is required. Therefore, the Bank will establish a deferred tax asset via charges to income tax expense, equally over an eight quarter period, beginning with the fourth quarter of 1996. The effect of this change in 1996 was a reduction in the provision for income taxes totaling $17,600.

LIQUIDITY AND CAPITAL RESOURCES

The Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. This requirement, which may vary from time to time, depends upon, among other things, economic conditions and the amount of cash flows needed for operations and is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5%. The Bank's liquidity averaged 30.60% during the month of December, 1996. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives.

The Bank's primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, FHLB advances, sales and maturities of investments and funds provided from operations. While scheduled loan amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan prepayments are greatly influenced by market interest rates, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Bank invests its excess funds in short-term time deposits which provide liquidity to meet lending requirements. Interest-bearing deposits at December 31, 1996 amounted to $1,751,000. The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. These activities are summarized as follows:

                                                       Year Ended December 31,
                                                            1996     1995
                                                         --------  -------
 Cash and cash equivalents at beginning of year          $    909  $ 1,465
                                                         --------  -------
 OPERATING ACTIVITIES:
 Net Income                                                   540      649
   Adjustments to reconcile net income to net
   cash provided by operation activities                      219       94
                                                         --------  -------
 Net cash provided by operating activities                    759      743
 Net cash provided (used) by investing activities         (18,937)  (5,690)
 Net cash provided (used) by financing activities          19,558    4,391
                                                         --------  -------
 Net increase (decrease) in cash and cash equivalents       1,380     (556)
 Cash and cash equivalents at end of period              $  2,289  $   909
                                                         ========  =======

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as Federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provides an additional source of funds. The Bank anticipates it will have sufficient funds available to meet its current loan commitments. At December 31, 1996, the Bank had outstanding commitments of $636,508. Certificates of deposit scheduled to mature in one year or less at December 31, 1996 totaled 30,337,965. Based on past experience, management believes that a substantial portion of such deposits will remain with the Bank.

The following table sets forth the Bank's capital position at December 31, 1996, as compared to the minimum regulatory requirements:

                              Amount    Percent of Adjusted Assets
                                (Dollars in thousands)
 TANGIBLE CAPITAL:
     Required                 $  1,270        1.50%
     Actual                     10,740       12.68%
                              --------       ------
          Excess              $  9,470       11.18%
 CORE CAPITAL:
     Required                 $  2,540        3.00%
     Actual                     10,740       12.68%
                              --------       ------
          Excess              $  8,200        9.68%
 RISK BASED CAPITAL:
     Required                 $  2,592        8.00%
     Actual                     11,145       34.40%
                              --------       ------
          Excess              $  8,553       26.40%
                              ========       ======

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles ( GAAP ), which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent sa the prices of goods and services.

                      REPORT OF INDEPENDENT AUDITORS


Board of Directors
Tri-County Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Tri-County Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Tri-County Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado

February 7, 1997

                 TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                        December 31,
                      ASSETS                                                          1996         1995
                     -------                                                       -----------   -----------
Cash                                                                               $   537,195   $   350,964
Interest earning deposits at other financial institutions                            1,751,397       557,768
Securities held to maturity, fair value $10,589,408 (1996) and $18,583,902 (1995)   10,319,706    18,263,560
Securities available for sale, at fair value                                        35,140,115    18,096,795
Loans receivable, net                                                               35,265,278    25,513,700
Loans held for sale, at market value                                                    90,000        84,929
Real estate owned and in judgment, net                                                  18,207       205,252
Accrued interest receivable                                                            549,524       516,522
Federal Home Loan Bank stock                                                         1,253,300     1,159,900
Office property and equipment, net                                                     921,681       961,627
Prepaid expenses and other assets                                                       41,678        55,068
                                                                                   -----------   -----------
Total Assets                                                                       $85,888,081   $65,766,085
                                                                                   ===========   ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY
          --------------------------------------
Deposits                                                                           $48,533,057   $44,583,299
Advances from Federal Home Loan Bank                                                23,460,492     7,000,000
Advances by borrowers for taxes and insurance                                          104,387       116,371
Accounts payable and accrued expenses                                                  234,141       144,077
Deferred income taxes                                                                  410,440       425,914
                                                                                   -----------   -----------
Total Liabilities                                                                   72,742,517    52,269,661
                                                                                   -----------   -----------

Stockholders' Equity
  Preferred stock, 5,000,000 shares, $.10 par value authorized,
   none issued or outstanding                                                              --            --
  Common stock, 10,000,000 shares, $.10 par value authorized,
   747,500 shares issued                                                                74,750        74,750
  Additional paid-in capital                                                         7,029,604     6,983,901
  Retained earnings - substantially restricted                                       8,353,630     8,125,865
  Unearned compensation relating to Employee Stock Option Plan and
   Management Stock Bonus Plan                                                        (506,725)     (627,900)
  Unrealized gain on securities available for sale, net of tax                         239,619       398,026
  Treasury stock - 138,751 (1996) and 106,712 (1995) shares, at cost                (2,045,314)   (1,458,218)
                                                                                   -----------   -----------
  Total Stockholders' Equity                                                        13,145,564    13,496,424
                                                                                   -----------   -----------
  Total Liabilities and Stockholders' Equity                                       $85,888,081   $65,766,085
                                                                                   ===========   ===========

                                 See accompanying notes.

                          TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      Year ended December 31,
                                                          1996       1995
                                                       ---------   ---------
INTEREST INCOME
  Loans                                               $2,632,609  $2,090,239
  Mortgage-backed securities
    Held to maturity                                     769,974     886,305
    Available for sale                                   670,754     184,237
  Other securities
    Held to maturity                                     174,432     327,719
    Available for sale                                 1,213,580     999,094
  Other interest earning assets                           32,553     112,176
                                                       ---------   ---------
  Total Interest Income                                5,493,902   4,599,770
                                                       =========   =========

INTEREST EXPENSE
  Deposits                                             2,082,646   2,074,800
  Advances                                               943,600     258,886
  Total Interest Expense                               3,026,246   2,333,686
                                                       ---------   ---------
  Net Interest Income                                  2,467,656   2,266,084
PROVISION FOR LOAN LOSSES                                     -           -
  Net Interest Income After Provision for Loan Losses  2,467,656   2,266,084
                                                       ---------   ---------
NONINTEREST INCOME
  Service charges on deposits                            100,795      97,706
  Gain on sale of loans                                   33,359      31,559
  Gain (loss) on sale of investments
   available for sale                                     (5,596)      1,387
  Other, net                                              30,710      40,114
                                                       ---------   ---------
  Total Noninterest Income                               159,268     170,766
                                                       ---------   ---------
NONINTEREST EXPENSE
  Compensation and benefits                              810,212     745,256
  Occupancy and equipment                                294,493     283,954
  SAIF assessment                                        304,606          -
  Federal insurance premiums                              97,894     104,580
  Other, net                                             303,497     324,094
                                                       ---------   ---------
  Total Noninterest Expense                            1,810,702   1,457,884
                                                       ---------   ---------
  Net Income Before Income Taxes                         816,222     978,966
PROVISION FOR INCOME TAXES                               276,073     329,636
                                                       ---------   ---------
  Net Income                                          $  540,149  $  649,330
                                                       =========   =========
EARNINGS PER COMMON SHARE                             $      .88  $     1.03
                                                       =========   =========



                                See accompanying notes.

TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     For the years ended December 31, 1996 and 1995

                                      Additional                             Management    Unrealized Gain
                             Common  Paid-In    Retained    Employee Stock Stock Bonus (Loss) on Securities Treasury
                             Stock   Capital    Earnings    Ownership Plan Plan        Available for Sale   Stock       Total
                             ------- ---------- ----------  -------------- ----------- -------------------- ---------   -----------
BALANCE - December 31, 1994  $74,750 $6,943,222 $7,719,382  $(523,250)     $(224,250)  $(321,506)           $ (963,036) $12,705,312
  Net income                      -          -     649,330         -              -           -                     -       649,330
  Repayment of ESOP debt          -          -          -      59,800             -           -                     -        59,800
  Allocation of ESOP shares       -      40,679         -          -              -           -                     -        40,679
  Amortization of deferred
   compensation -  MSBP           -          -          -          -          59,800          -                     -        59,800
  Treasury stock purchased        -          -          -          -              -           -               (495,182)    (495,182)
  Change in unrealized
   gain (loss) on
   securities available
   for sale, net of tax           -          -          -          -              -      719,532                    -       719,532
  Dividends paid                  -          -    (242,847)        -              -           -                     -      (242,847)
                             ------- ---------- ----------  ---------      ---------   ---------            ----------  -----------
BALANCE - December 31, 1995   74,750  6,983,901  8,125,865   (463,450)      (164,450)    398,026            (1,458,218)  13,496,424
  Net income                      -          -     540,149        -               -           -                     -       540,149
  Repayment of ESOP debt          -          -          -      59,800             -           -                     -        59,800
  Allocation of ESOP shares       -      45,703         -          -              -           -                     -        45,703
  Amortization of deferred
   compensation -  MSBP           -          -          -          -          61,375          -                     -        61,375
  Treasury stock purchased        -          -          -          -              -           -               (587,096)    (587,096)
  Change in unrealized
   gain (loss) on
   securities available
   for sale, net of tax           -          -          -          -              -     (158,407)                   -      (158,407)
  Dividends paid                  -          -    (312,384)        -              -           -                     -      (312,384)
                             ------- ---------- ----------  ---------      ---------    --------           -----------  -----------
BALANCE - December 31, 1996  $74,750 $7,029,604 $8,353,630  $(403,650)     $(103,075)   $239,619           $(2,045,314) $13,145,564
                             ======= ========== ==========  =========      =========    ========           ===========  ===========





                                     See accompanying notes.

TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Year ended December 31,
                                                                             1996         1995
                                                                         -----------   -----------
OPERATING ACTIVITIES
Net income                                                               $    540,149  $   649,330
Adjustments to reconcile net income to net cash provided by operations:
  Depreciation and amortization                                                89,104      136,169
  Provision for deferred taxes                                                 42,000       54,000
  (Gain) loss on sale of securities available for sale                          5,596       (1,387)
  Net gain on sale of loans                                                   (33,359)     (31,559)
  (Gain) loss on sale of real estate owned                                      2,615       (1,560)
  FHLB stock dividends received                                               (93,400)     (73,200)
  Unvested forfeitable stock awarded                                           61,375       59,800
  Net change in other assets                                                  (19,612)    (137,422)
  Net change in other liabilities                                             135,766       (1,954)
  Origination of loans held for sale                                       (1,780,506)  (1,370,369)
  Proceeds from sale of loans                                               1,808,794    1,460,999
                                                                          -----------   ----------
Net Cash Provided By Operations                                               758,522      742,847
                                                                          -----------   ----------

INVESTING ACTIVITIES
Net loan origination and principal repayments on loans                         99,009      876,185
Purchase of loans                                                          (9,840,220)  (2,157,250)
Net change in certificates of deposit held by other
  financial institutions                                                           -       100,000
Purchase of securities held to maturity                                            -    (4,993,059)
Principal received on securities held to maturity                           7,948,466    1,632,923
Purchase of securities available for sale                                 (21,138,975)  (7,266,451)
Proceeds from sale of securities available for sale                         2,710,541    5,459,431
Principal received on securities available for sale                         1,154,524      874,488
Proceeds from sale of real estate owned                                       210,777       16,203
Investment in property, equipment and real estate owned                       (81,370)    (232,777)
                                                                          -----------   ----------
Net Cash Used By Investing Activities                                     (18,937,248)  (5,690,307)
                                                                          -----------   ----------
FINANCING ACTIVITIES
Net change in deposits                                                      3,949,758   (1,006,070)
Advances from Federal Home Loan Bank                                       49,784,625    6,500,000
Repayment of Federal Home Loan Bank advances                              (33,324,133)    (500,000)
Increase (decrease) in advances by borrowers for taxes and insurance          (11,984)      74,996
Dividends paid                                                               (312,384)    (242,847)
ESOP payments received                                                         59,800       59,800
Purchase of treasury stock                                                   (587,096)    (495,182)
                                                                          -----------   ----------
Net Cash Provided by Financing Activities                                  19,558,586    4,390,697
                                                                          -----------   ----------
Increase (Decrease) in Cash and Cash Equivalents                            1,379,860     (556,763)
Cash and cash equivalents - Beginning of Period                               908,732    1,465,495
                                                                          -----------   ----------
Cash and cash equivalents - End of Period                                $  2,288,592  $   908,732
                                                                          ===========   ==========

                                 See accompanying notes.

TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          December 31, 1996 and 1995


NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Tri-County Bancorp, Inc. (the Company) is a bank holding company organized under Wyoming law in 1993 and headquartered in Torrington, Wyoming. Through its subsidiaries, the Company provides a wide range of thrift-related services to customers in its primary market area of eastern Wyoming.

Basis of Presentation

The consolidated financial statements include the accounts of Tri-County Bancorp, Inc., its wholly-owned subsidiary, Tri-County Federal Bank (the
Bank) and its wholly-owned subsidiary, First Tri-County Services, Inc. The investment in the subsidiaries is accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current year s presentation. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

Securities Held to Maturity

These securities are purchased with the original intent to hold to maturity. Events which may be reasonably anticipated are considered when determining the Company's intent and ability to hold to maturity. Securities meeting such criteria at date of purchase and as of the balance sheet date are carried at cost, adjusted for amortization of premiums and accretion of discounts. Gains or losses on the disposition of held to maturity securities, if any, are based on the adjusted book value of the specific security.

Securities Available for Sale

Debt and equity securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at market value with net unrealized gains and losses, net of tax, reflected as a component of stockholders equity until realized. Securities held for indefinite periods of time include securities that may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks as part of the Company's overall asset/liability management strategy.

Loans

The Company has established a lending policy where the credit worthiness of each customer is reviewed and the amount of collateral obtained, upon approval, is based on Management's credit evaluation of the customer. Generally the loans are collateralized by mortgages held by the Company.

Loans are stated at the principal amount outstanding, net of deferred loan fees, discounts, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on the balance of the principal amount outstanding. Interest income on loans receivable is accrued as earned based on the principal balance outstanding. The Company discontinues the accrual of interest when the related loan is 90 days delinquent. Accumulated interest receivable is charged-off when the related loan is placed on non-accrual status.

Loan origination fees and direct costs of originating loans are deferred and amortized using the level-interest yield method over the contractual life of the related loan.

Effective January 1, 1995, the Company adopted Standard of Financial Accounting Statement (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118. This Statement requires certain impaired loans to be measured based on the present value of expected future cash flows discounted at the loan s effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of these standards did not have a material effect on the consolidated financial statements.

Allowance for Loan Losses

The allowance for loan losses reflects Management's judgment as to the level considered adequate to absorb potential losses inherent in the loan portfolio. This judgment is based on a review of individual loans, historical loss experience, economic conditions, portfolio trends and other factors. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, Management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Mortgage Banking Operations

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by a charge to income. The cost of loans held for sale at December 31, 1996 and 1995, approximated their estimated market value.

In 1995, the Company adopted SFAS No. 122, Accounting for Mortgage Servicing Rights. The primary effect of this statement is to allow the recording of an asset, mortgage servicing rights (MSRs), for loans originated and sold with servicing retained. Subsequent to the adoption of SFAS No. 122, all loans sold were sold with servicing released. The adoption of this standard had no material effect on the Company's consolidated financial statements.

Real Estate Owned and In Judgment

Real estate acquired through loan foreclosures is recorded at the lower of cost or estimated fair value less estimated costs to sell. Valuations are periodically performed by management and subsequent charges to income are taken when it is determined that the carrying value of the property exceeds the fair value less estimated costs to sell.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank (FHLB), is required to maintain an investment in capital stock of the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is carried at cost and is assumed to have a market value which is equal to cost.

Office Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

Normal maintenance and repairs are expensed as incurred. Improvements and major repairs that materially extend the lives of assets are capitalized.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Effect of New Accounting Standard

In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which is effective for such transactions occurring after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities.

The Company expects to adopt this standard when required. Management believes the adoption will not have a material effect on consolidated financial position and results of operations, nor will adoption require additional capital resources.

Stock Options

In October 1995, FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, an entity can choose to compute compensation expense related to stock options using a fair value method or can continue to use the intrinsic value method. If the intrinsic method is chosen, then the Company will be required to present pro forma data for all awards granted in fiscal years that begin after December 15, 1994. If the fair value method is selected, SFAS No. 123 would be effective for all transactions entered into for fiscal years that begin after December 15, 1995.

The Company had no stock option transactions that would require the implementation of SFAS No. 123 in the years ended December 31, 1996 and 1995. It is currently anticipated that the Company will continue to account for stock-based compensation plans under the intrinsic method. Therefore, the adoption of SFAS No. 123 will have no effect on the Company's consolidated financial statements. Final determination of the method selected will be done in the year the Company has transactions covered by this accounting pronouncement.

Cash and Cash Equivalents and Supplemental Disclosures

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits at other financial institutions and overnight deposits. Certificates of deposit at other institutions with original maturities in excess of three months are considered as part of a larger pool of investments and are not treated as cash equivalents.

Supplemental cash payments and noncash activities were as follows:

                                                          1996        1995
                                                       ----------  ----------
Interest paid                                          $2,927,883  $2,300,662
Income taxes paid                                      $  243,600  $  285,500
Noncash transactions:
  Loans transferred to real estate owned               $   17,947  $  187,442


Earnings Per Share

Per common share amounts have been calculated based upon the weighted average number of common and common stock equivalents outstanding in each period, 611,141 (1996) and 630,967 (1995). Common stock equivalents include shares issuable upon exercise of dilutive options outstanding.

NOTE 2 - SECURITIES

Investment securities have been classified according to Management's intent. The amortized cost and estimated fair value at December 31 were as follows:

Securities Held to Maturity
                                                Gross     Gross
                                   Amortized Unrealized Unrealized      Fair
1996                                  Cost      Gains     Losses       Value
----                               --------- ---------- ---------- -----------
U.S. Government and Federal
 Agency/Corporation Obligations  $ 1,005,570  $ 27,380  $      -   $ 1,032,950
Mortgage-backed securities
 GNMA certificates                   767,740    10,672         -       778,412
 FHLMC certificates                7,865,668   238,778    (21,895)   8,082,551
 FNMA certificates                   680,728    14,767         -       695,495
                                  ----------   -------   --------   ----------
Total Mortgage Backed Securities   9,314,136   264,217    (21,895)   9,556,458
                                  ----------   -------   --------   ----------
                                 $10,319,706  $291,597   $(21,895) $10,589,408
                                  ==========   =======    =======   ==========
1995
----
U.S. Government and Federal
 Agency/Corporation Obligations  $ 7,008,428  $ 64,207   $(10,935) $ 7,061,700
Mortgage-backed securities
 GNMA certificates                   924,836    15,088         -       939,924
 FHLMC certificate                 9,500,348   273,145    (26,801)   9,746,692
 FNMA certificates                   829,948     5,638         -       835,586
                                  ----------   -------    -------   ----------
Total Mortgage Backed Securities  11,255,132   293,871    (26,801)  11,522,202
                                  ----------   -------    -------   ----------
                                 $18,263,560  $358,078   $(37,736) $18,583,902
                                  ==========   =======    =======   ==========
Securities Available for Sale
                                                Gross     Gross
                                   Amortized Unrealized Unrealized     Fair
1996                                 Cost      Gains     Losses       Value
----                               --------- ---------- ---------- -----------
Debt Securities
 U.S. Government and Federal
 Agency/Corporation Obligations  $ 8,928,006  $29,549   $(36,291)  $ 8,921,264
 Mortgage-backed securities
  GNMA certificates                8,231,708   24,737     (6,274)    8,250,171
  FHLMC certificates               6,354,542   36,698    (55,435)    6,335,805
  FNMA certificates                1,345,916      520         -      1,346,436
                                 -----------   ------    -------    ----------
Total Mortgage-backed Securities  15,932,166   61,955    (61,709)   15,932,412
                                 -----------   ------    -------    ----------
Total Debt Securities             24,860,172   91,504    (98,000)   24,853,676
                                 -----------   ------    -------    ----------
Equity Securities
 U.S. Government and Federal
 Agency/Corporation Obligations      25,662   697,515         -        723,177
 Asset management funds
  ARM portfolio                   1,137,836        -      (7,854)    1,129,982
  Mortgage securities
  performance portfolio           8,753,387        -    (320,107)    8,433,280
                                 ----------   -------   ---------   ----------
Total Equity Securities           9,916,885   697,515   (327,961)   10,286,439
                                 ----------   -------   --------    ----------
                                $34,777,057  $789,019  $(425,961)  $35,140,115
                                 ==========   =======   ========    ==========

                                              Gross       Gross
                                   Amortized Unrealized Unrealized     Fair
1995                                 Cost       Gains     Losses       Value
----                              --------- ---------- ----------  -----------
Debt Securities
 U.S. Government and Federal
 Agency/Corporation Obligations  $ 1,965,849 $       2 $       -   $ 1,965,851
 Mortgage-backed securities
  FHLMC certificates               4,940,281    56,299       (51)    4,996,529
                                  ----------  --------  ---------   ----------
Total Debt Securities              6,906,130    56,301       (51)    6,962,380
                                  ----------  --------  ---------   ----------
Equity Securities
 U.S. Government and Federal
 Agency/Corporation Obligations      25,662   521,430          -       547,092
 Asset management funds
  ARM portfolio                   3,853,973        -       (8,053)   3,845,920
  Mortgage securities
   performance portfolio          6,753,387        -      (11,984)   6,741,403
                                 ----------  --------   ----------  ----------
Total Equity Securities          10,633,022   521,430     (20,037)  11,134,415
                                 ----------  --------   ----------  ----------
                                $17,539,152  $577,731  $  (20,088) $18,096,795
                                 ==========   =======   ==========  ==========

The amortized cost and fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                     Securities Held to Maturity Securities Available for Sale
                      --------------------------- ----------------------------
                       Amortized       Fair         Amortized          Fair
                          Cost         Value          Cost             Value
                      ----------    ----------     ----------       ----------
Due in one year
 or less              $  500,167    $  502,800     $   926,284     $   929,384
Due after one year
 through five years      505,403       530,150       7,001,722       6,976,280
Due after five years
 through ten years            -             -        1,000,000       1,015,600
                      ----------    ----------      ----------      ----------
                       1,005,570     1,032,950       8,928,006       8,921,264
Mortgage-backed
 securities            9,314,136     9,556,458      15,932,166      15,932,412
                      ----------    ----------      ----------      ----------
                     $10,319,706   $10,589,408     $24,860,172     $24,853,676
                      ==========    ==========      ==========      ==========

Proceeds from the sale of securities available for sale during the years ended December 31 were $2,710,541 (1996) and $5,459,431 (1995) with gross gains of
$0 (1996) and $4,723 (1995) and gross losses of $5,596 (1996) and $3,336
(1995) realized on the sales.

At December 31, the Company had investments with a carrying value of $9,325,332 (1996) and $2,531,328 (1995) pledged for public deposits in excess of $100,000. Fair value of the investments at December 31 were $9,337,688
(1996) and $2,583,850 (1995).

NOTE 3 -  LOANS RECEIVABLE


                                                             December 31,
                                                           1996       1995
                                                        ---------- ----------
Real estate loans:
 One-to-four family                                   $28,745,064 $22,418,400
 Multi-family                                             225,449     321,995
 Construction                                             220,000     405,300
 Other                                                  3,937,312     799,742
Other loans:
 Consumer - auto                                        1,279,258   1,111,924
 Home improvement and second mortgages                    784,901     655,539
 Other non-mortgage                                       295,603     446,842
 Commercial                                               228,347          -
 Loans on deposits                                        225,599     199,355
                                                       ----------  ----------
                                                       35,941,533  26,359,097
Less:
 Allowance for estimated loan losses                     (415,447)   (423,079)
 Deferred loan fees                                       (88,734)    (85,328)
 Unearned discounts                                        (3,859)     (3,717)
 Undisbursed loans in process                            (168,215)   (333,273)
                                                       ----------  ----------
                                                      $35,265,278 $25,513,700
                                                       ==========  ==========

A summary of the changes in the allowance for loan losses is as follows:

                                                     Year Ended December 31,
                                                    1996               1995
                                                  --------           --------
Beginning of the period                           $423,079           $442,379
Provision for losses                                    -                   -
Loan charge-offs                                    (7,632)           (20,000)
Recoveries                                              -                 700
                                                  --------           --------
                                                  $415,447           $423,079
                                                  ========           ========

At December 31, non-accrual loans were approximately $35,000 (1996) and $23,000 (1995). Foregone interest on these loans for the years ended December 31 was $3,400 (1996) and $1,100 (1995).

Loans serviced by the Company for the benefit of others at December 31 were $171,770 (1996) and $239,797 (1995).


NOTE 4 - REAL ESTATE OWNED AND IN JUDGMENT

                                                           December 31,
                                                         1996        1995
                                                      ---------    ---------
Real estate owned                                     $ 32,201     $113,250
Real estate in judgment                                 18,207      124,203
                                                       -------      -------
                                                        50,408      237,453
Less allowance for loss on real estate                 (32,201)     (32,201)
                                                       -------      -------
                                                       $18,207     $205,252
                                                       =======     ========

A provision for loss on real estate is charged to operations when circumstances indicate an additional loss subsequent to acquisition. A summary of the changes in the allowance for loss on real estate is as follows:


                                             Year Ended December 31,
                                              1996            1995
                                          ------------    ------------
Beginning of period                         $32,201         $32,201
Provision charged to earnings                    -               -
Charge-offs (recoveries)                         -               -
                                             ------          ------
                                            $32,201         $32,201
                                             ======          ======


NOTE 5 - ACCRUED INTEREST RECEIVABLE

                                                   December 31,
                                              1996            1995
                                          ------------    ------------
Loans receivable                           $203,502         $157,010
Mortgage-backed securities                  153,991          104,103
Other securities                            186,322          253,995
Other interest earning assets                 5,709            1,414
                                            -------          -------
                                           $549,524         $516,522
                                            =======          =======


NOTE 6 - OFFICE PROPERTY AND EQUIPMENT

                                                   December 31,
                                              1996             1995
                                          ------------     ------------
Land                                      $   65,776       $   65,776
Building and improvements                  1,095,749        1,073,839
Furniture, fixtures and equipment            626,624          575,563
                                           ---------        ---------
                                           1,788,149        1,715,178
Less accumulated depreciation               (866,468)        (753,551)
                                           ---------        ---------
                                          $  921,681       $  961,627
                                           =========        =========

Depreciation expense for the years ended December 31 was $112,916 (1996) and $106,952 (1995).


NOTE 7 - DEPOSITS

                                                          December 31,
                             Weighted               1996              1995
                           Average Rate    ------------------- --------------------
                         December 31, 1996    Amount   Percent    Amount    Percent
                         ----------------- ----------  -------  ----------- -------
Negotiable order of
  withdrawal accounts
  (NOW):
   Non-interest bearing    -  %            $  367,480      .8%  $    95,320     .2%
   Interest bearing       .880              2,490,153     5.1     1,931,827    4.3
   Super NOWs            2.891              1,739,165     3.6     1,592,693    3.6
   Money market          3.579              2,897,734     6.0     2,201,646    4.9
   Savings               2.750              5,072,180    10.5     5,326,429   12.0
                                           ----------    ----    ----------   ----
                                           12,566,712    26.0    11,147,915   25.0
                                           ----------    ----    ----------   ----

                                    -25-

                                                         December 31,

                       Weighted                  1996                 1995
                     Average Rate        ----------------------------------------
                   December 31, 1996        Amount    Percent    Amount    Percent
                   -----------------     -----------  ------- -----------  -------
Certificates of
deposit
3.001% - 4.000%     4.000                    512,728     1.0      113,813       .3
4.001% - 5.000%     4.884                 11,111,441    22.9    6,237,704     14.0
5.001% - 6.000%     5.472                 23,224,499    47.8   25,600,685     57.4
6.001% - 7.000%     6.258                  1,072,677     2.2    1,438,182      3.2
7.001% - 8.000%     7.100                     45,000      .1       45,000       .1
                                          ----------   ------  ----------    ------
                                          35,966,345    74.0   33,435,384     75.0
                                          ----------   ------  ----------    ------
                                         $48,533,057   100.0% $44,583,299    100.0%
                                          ==========   ======  ==========    ======

At December 31, 1996, scheduled maturities of certificates of deposit were as follows:

                       1997       1998       1999         2000        Total
                 ------------  ----------  ----------  ----------  -----------
3.001% - 4.000%    $   512,728  $       -     $     -    $     -   $   512,728
4.001% - 5.000%     10,979,449     131,992          -          -    11,111,441
5.001% - 6.000%     18,000,624   4,289,685     545,560    388,630   23,224,499
6.001% - 7.000%        800,164          -      272,513         -     1,072,677
7.001% - 8.000%         45,000          -           -          -        45,000
                    ----------   ---------     -------    -------   ----------
                   $30,337,965  $4,421,677    $818,073   $388,630  $35,966,345
                    ==========   =========     =======    =======   ==========

Interest expense on deposits is summarized as follows:

                                         Year ended December 31,
                                      1996                    1995
                                   ----------              ----------
Money market                       $   69,034              $   76,886
Savings                               143,771                 149,713
NOW                                    37,417                  24,566
Super NOW                              38,821                  37,773
Certificates of deposit             1,793,603               1,785,862
                                    ---------               ---------
                                   $2,082,646              $2,074,800
                                    =========               =========

The Federal Deposit Insurance Corporation (FDIC), an agency of the U.S. Government, insures all depositors up to $100,000 in accordance with the rules and regulations of the FDIC. Deposits in excess of $100,000 at December 31 were $9,245,806 (1996) and $3,504,461 (1995).


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) at December 31 were $23,460,492 (1996) and $7,000,000 (1995).

Maturity schedule at December 31, 1996 follows:

1997                             5.14% - 6.00%      $21,534,625
1998                                     6.14%        1,000,000
2016                                     5.96%          925,867
                                                     ----------
                                                    $23,460,492
                                                     ==========

Pursuant to a blanket pledge agreement with the FHLB, advances are secured by all stock in the FHLB, real estate loans and other nonpledged securities.

NOTE 9 -    INCOME TAXES

The provisions for federal income taxes are as follows:

                               Year ended December 31,
                                 1996          1995
                              ----------    ----------
Current                        $234,073      $275,636
Deferred                         42,000        54,000
                                -------       -------
                               $276,073      $329,636
                                =======       =======

Deferred income taxes and benefits are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow:

                                                             December 31,

                                                          1996          1995
                                                      ----------   -----------
Joint Venture income                                   $  10,000   $   9,000
Loan origination fees                                      6,000       6,000
Bad debt reserve                                          18,000          -
Valuation allowance                                           -           -
                                                        --------    --------
Total Deferred Assets                                     34,000      15,000
                                                        --------    --------
Federal Home Loan Bank stock dividends                  (287,000)   (235,000)
Net unrealized gain on available for sale securities    (123,440)   (180,914)
Accelerated depreciation                                 (34,000)    (25,000)
                                                        --------    --------
Total Deferred Liabilities                              (444,440)   (440,914)
                                                        --------    --------
Net Deferred Liabilities                               $(410,440)  $(425,914)
                                                        ========    ========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent in 1996 and 1995 to income before income taxes as a result of the following:

                                                           1996        1995
                                                        ----------  ----------
Normal "expected" corporate taxes                        $277,500    $333,000
Change in tax provision resulting from:
  Bad debt deduction based on tax methods                      -      (22,000)
  Other                                                    (1,427)     18,636
                                                          -------     -------
                                                         $276,073    $329,636
                                                          =======     =======

The Company and subsidiaries file a consolidated income tax return on a calendar year basis. The Bank has met certain definitions and other conditions prescribed by the Internal Revenue Service which permitted annual bad debt deductions (not related to amount of losses actually anticipated and charged to earnings) in computing taxable income. Included in retained earnings of the Company at December 31, 1996 is the accumulation of such bad debt deductions of approximately $2,172,000, for which no provision for income taxes has been made. If, in the future, these amounts are treated as being used for any purpose other than to absorb losses on bad debts, the federal tax liability will be imposed on these amounts at the then current tax rates. The Company is not subject to state income taxes.

NOTE 10 -   RELATED PARTY TRANSACTIONS

The Company has had, and may be expected to have in the future, financial transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been made in compliance with federal regulations.

Activity in loans to related parties for the year ended December 31:

                                                   1996              1995
                                                ----------        ----------
Balance, beginning of year                       $289,897          $350,955
  New loans                                         6,300             3,400
  Repayments                                      (86,458)          (64,458)
                                                  -------           -------
Balance, end of year                             $209,739          $289,897
                                                  =======           =======

Terms and rates of interest on deposit accounts of directors and officers are substantially the same as those extended to unrelated Company customers. At December 31 deposits of related parties totaled $429,917 (1996) and $158,063
(1995).


NOTE 11 -   EMPLOYEE RETIREMENT PLAN

The Company'sponsors a 401(k) plan where the Company matches up to 3% of the employees qualifying compensation. Employees may contribute up to 12% of their qualifying compensation. The Company's expense was $15,632 (1996) and $12,953
(1995).


NOTE 12 -   STOCK BENEFIT PLANS

As part of the mutual-to-stock conversion, the Company established a stock option plan, an employee stock ownership plan and a management stock bonus plan for the benefit of the directors, officers and employees of the Company.

Stock Option Plan

The Company has adopted a stock option plan (Option Plan). Pursuant to the Option Plan, stock options of 74,750 common shares may be granted to directors and officers of the Bank. Options granted under the Option Plan may be either options that qualify as Incentive Stock Options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not qualify. In the event of a change in control, as defined, all options are immediately exercisable.

On September 28, 1993, qualified stock options were granted for the purchase of 71,761 shares exercisable at the market price at the date of grant of $10 per share. All options expire ten years from the date of the grant. At December 31, 1996, none of the options had been exercised. The options vest over a 5 year period. As of December 31, 66,378 (1996) and 44,252 (1995) options were vested.

Employee Stock Ownership Plan

The Company'sponsors an employee stock ownership plan (ESOP). The Company issued stock for a note payable, which is unconditionally guaranteed by the Bank. The note is at prime (determined at the beginning of each quarter), payable quarterly through 2003. The ESOP's loan payments are provided by the Bank's contributions to the ESOP and dividends on the Company's stock held by the ESOP's Trustee. The unallocated shares held by the ESOP are excluded in the Company's earnings per share computations.

Since the Bank guarantees the note, the receivable is reflected as a reduction of stockholders equity in the consolidated financial statements. At December 31 the balance was $403,650 (1996) and $463,450 (1995). The ESOP covers substantially all employees. The Bank's ESOP contributions are based on the note s scheduled principal and interest payments, net of the Company's cash dividends paid to the ESOP. The released stock is allocated based upon the ratio of each participating employee s eligible compensation to total eligible compensation. The shares held by the ESOP are released in the proportion each year s principals payment bears to the total principal payments due. This is currently scheduled as 5,980 shares per year.

The Bank's ESOP contributions are recorded as compensation expense and totaled $114,197 (1996) and $122,253 (1995). Dividends used to satisfy note payments were $29,678 (1996) and $26,910 (1995). As of December 31, 1996, the ESOP held
40,365 unallocated shares. The unallocated shares fair value at December 31 (based on NASDAQ) was $736,661 (1996) and $765,596 1995).

Management Stock Bonus Plan

The Company and Bank have adopted a Management Stock Bonus Plan (MSBP) to enable the Bank to attract and retain experienced and capable personnel in key positions of responsibility. A total of 29,900 shares of restricted stock were awarded on September 28, 1993, the conversion date, in the form of restricted stock payable over a five-year vesting period, at 20 percent per year, beginning September 28, 1994. The Company will recognize compensation expense in the amount of the fair market value of the common stock at the grant date, prorata over the years during which the shares are payable. The unvested shares are entitled to all voting and other stockholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

If a holder of restricted stock under the MSBP terminates employment for reasons other than death, disability, retirement or change in control of the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted.

The MSBP shares purchased in the conversion were initially excluded from stockholders' equity. The unamortized deferred compensation related to the MSBP conversion is deducted from stockholders' equity.

NOTE 13 -   REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators. These actions, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes that, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from applicable regulatory agencies categorize the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum ratios as set forth in the following table.

                                                               To Be Well
                                                            Capitalized Under
                                             For Capital    Prompt Corrective
As of December 31, 1996        Actual      Adequacy Purposes Action Provisions
(dollars in thousands)      Dollars  Ratio   Dollars  Ratio   Dollars  Ratio
-----------------------    --------- -----  --------- -----  --------- ------

Total Adjusted Capital
(to risk weighted assets)   $11,145  34.4%    $2,592   8.0%    $3,240   10.0%
Tier 1 Capital
(to risk weighted assets)   $10,740  33.2%    $  972   3.0%    $1,944    6.0%
Tier 1 Capital
(to adjusted total assets)  $10,740  12.6%    $3,397   4.0%    $4,246    5.0%


Also, the Bank's tangible equity and tangible capital ratios were both 12.7% at December 31, 1996, which exceeds the requirement for capital adequacy purposes of 2% and 1.5%, respectively.

NOTE 14 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into commitments to extend credit with off-balance-sheet risk to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. As some commitments normally expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Company evaluates each customer's credit worthiness on a case-by-case basis, using the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation. The Company's underwriting policies for mortgage loans generally require a maximum loan-to-value of 80% for owner occupied residential loans and 75% on non-owner occupied one-to-four family loans. Owner occupied residential loans in excess of 80% are generally required to obtain private mortgage insurance.

The Company had the following commitments at December 31, 1996:

Loan commitments                     $636,500
Available overdraft protection       $407,900


The loan commitments ($61,000 fixed rate and $575,500 adjustable rate) are at interest rates ranging from 8.00% to 9.25%.

The Company's loans and commitments include commitments to purchase loans in western Colorado ($471,000) and northern New Mexico ($105,000) as well as commitments to extend credit to customers in the Company's market area. The market area primarily consists of eastern Wyoming. Agriculture and related support industries are a significant factor in the primary market area's economy.

The loans purchased in Colorado, through a mortgage banking relationship, are located in various resort areas and comprise approximately 33% of the Company's one-to-four family mortgages and approximately 27% of the total loan portfolio.

NOTE 15 -  CONTINGENCIES

The Bank sponsors a self-insured health plan for eligible employees. The Plan provides for payment by the Bank of health claims up to $3,000 per eligible employee, with reinsurance coverage for all claims greater than $3,000. An estimate of claims incurred but not reported and claims reported but not funded is included in accounts payable at December 31, 1996 and 1995.

In the normal course of business, the Company is involved in various legal actions arising from its lending and collection activities. In the opinion of management, the outcome of these legal actions will not significantly affect the consolidated financial position of the Company.


NOTE 16 -   STOCKHOLDERS' EQUITY

Formation and Mutual-to-Stock Conversion
In May 1993, the Company was formed to acquire 100 percent of the capital stock of Tri-County Federal Savings and Loan Association upon its conversion from the mutual to stock form of ownership. The conversion and the Company's common stock offering were completed September 28, 1993. At that time, the Company sold 747,500 shares of its $0.10 par value common stock and received net proceeds of $7,017,972. The Company transferred $3,506,316 to the Bank in exchange for all of the Bank's common stock.

In September, 1993, the Bank segregated and restricted $6,432,095, the amount of its regulatory capital at March 31, 1993, in a liquidation account to provide a limited priority claim to the assets of the Bank to eligible account holders who continued to maintain their accounts at the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank subsequent to the conversion, each eligible account holder will be entitled to a distribution from the liquidation account in an amount proportionate to their remaining balances of qualifying deposits. The liquidation account is reduced annually to the extent that eligible account holders have reduced their qualifying deposits. At December 31, the balance of the liquidation account was $2,455,053 (1996) and $2,797,798 (1995).

Dividend Restrictions
Under current regulations, the Bank is not permitted to pay dividends on its stock after the conversion if its regulatory capital would thereby be reduced below (1) the amount then required for the aforementioned liquidation account or (2) the Bank's regulatory capital requirements. As a "Tier 1" institution (an institution with capital in excess of its capital requirements, both immediately before the proposed capital distribution and after giving effect to such distribution), the Bank may make capital distributions without the prior consent of the OTS in any calendar year, provided the capital distribution does not exceed the greater of 100% of net income for the year to date plus 50% of the amount by which the lesser of the Bank's tangible core or risk-based capital exceeds its capital requirement for such capital commitments, as measured at the beginning of the calendar year or up to 75% of net income over the most recent four-quarter period. Federal regulations also preclude any repurchase of the stock for three years after the conversion except for an offer made on a prorata basis to all stockholders of the Company and with prior approval of the OTS.


NOTE 17 -   FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose fair value information about financial instruments for which it is practicable to estimate the value, whether or not such financial instruments are recognized on the consolidated balance sheet. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the Company's fair values should not be compared to those of other financial institutions.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market of the Company.

The fair value of certain financial assets carried at cost, including cash and due from banks, deposits with banks, Federal Home Loan Bank stock and accrued interest receivable is considered to approximate their respective book values due to their short-term nature and negligible credit losses. In addition, as discussed in Note 1, the Company valued loans held for sale at fair value.

Fair values for available for sale securities are based on quoted market prices of dealer quotes. If quoted prices are not available for the specific security, fair values are based on quoted market prices of comparable instruments.

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using a discounted cash flow analysis, based on interest rates currently offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair value of commitments to extend credit is considered to be the related fee the Company would earn should the commitment be fulfilled and is considered immaterial for disclosure.

The fair value of accounts payable, accrued liabilities and accrued interest payable is considered to approximate their respective book values due to their short-term nature. By definition, fair values of deposits with no stated maturities, such as demand deposits, savings and NOW accounts and money market deposit accounts are equal to the amounts payable on demand at the reporting date.

The fair values of fixed rate deposits are based on discounted cash flows using rates currently offered for deposits of similar remaining maturities.

The fair value of long-term debt with fixed rates is based on quoted market prices for similar issues, or current rates offered to the Company for debt of the same remaining maturity. For long-term debt with floating rates, fair value and carrying value are considered the same.

The estimated fair values for the Company's financial instruments were as follows at December 31, 1996:

                                                        Carrying       Fair
                                                         Amount       Value
                                                       ----------- -----------
Financial assets
  Assets for which fair value
   approximates book value                             $ 2,928,116 $ 2,928,116
  Securities                                            45,459,821  45,729,523
  Loans                                                 35,265,278  35,371,313
Financial liabilities
  Liabilities for which fair value
   approximates book value                              12,722,895  12,722,895
  Time deposits                                         35,966,345  36,045,962
  Long-term debt                                        23,460,492  23,380,663

NOTE 18 - PARENT COMPANY FINANCIAL INFORMATION

                       CONDENSED PARENT COMPANY ONLY
                          STATEMENTS OF CONDITION
                              at December 31,
                                                          1996         1995
                                                      -----------  -----------
Assets
  Cash                                                $   613,000  $   215,752
  Investment in subsidiary                             11,246,946   11,688,762
  Securities available for sale                         1,129,983    1,332,858
  Other assets, net                                        13,908       29,489
                                                       ----------   ----------
                                   Total Assets       $13,003,837  $13,266,861
                                                       ==========   ==========
Liabilities and stockholders' equity
  Other liabilities                                   $        -   $     8,350
  Stockholders' equity                                 13,003,837   13,258,511
                                                       ----------   ----------
     Total Liabilities and Stockholders' Equity       $13,003,837  $13,266,861
                                                       ==========   ==========
                         STATEMENTS OF OPERATIONS
                     For the year ended December 31,
                                                          1996         1995
                                                      -----------  -----------
Revenue
  Equity in earnings of subsidiary                   $   512,482  $   610,607
  Other income                                           105,989      136,500
Expense
  Operating expenses                                      (79,357)    (79,641)
  Income tax (expense) benefit                             1,035      (18,136)
                                                        ----------  ----------
                                     Net Income      $   540,149  $   649,330
                                                      ==========   ==========
                         STATEMENTS OF CASH FLOWS
                     For the year ended December 31,
                                                          1996         1995
                                                      -----------  -----------
Operating activities
  Net income                                         $   540,149  $   649,330
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Earnings of subsidiary                             (512,482)    (610,607)
     Amortization of organization expense                  1,068        1,068
     Loss on sale of securities                            1,593        3,336
     (Increase) decrease in other assets and
       accrued liabilities                                 6,601      (32,163)
                                                      ----------   ----------
      Net Cash Provided by Operating Activities           36,929       10,964
                                                      ----------   ----------
Investing activities
  Sale of securities available for sale                  200,000      474,507
  Dividends received                                   1,000,000      300,000
                                                      ----------   ----------
      Net Cash Provided by Investing Activities        1,200,000      774,507
                                                      ----------   ----------
Financing activities
  Dividends paid                                        (312,385)    (242,847)
  ESOP payments received                                  59,800       59,800
  Treasury stock purchased                              (587,096)    (495,182)
                                                      ----------   ----------
          Net Cash Used by Financing Activities         (839,681)    (678,229)
                                                      ----------   ----------
                           Net Increase in Cash          397,248      107,241
Cash and cash equivalents - beginning of period          215,752      108,510
                                                      ----------   ----------
Cash and cash equivalents - end of period            $   613,000  $   215,752
                                                      ==========   ==========

                                DIRECTORS
                       LARRY C. GODDARD, Chairman
          ROBERT L. SAVAGE, President & Chief Executive Officer
                         CARL F. RUPP, Secretary
                             LANCE H. GRIGGS
                             DAVID C. KELLAM
                             WILLIAM J. RUEB


                                AUDITORS
                       DALBY, WENDLAND & CO., P.C.
                      464 Main Street, P.O. Box 430
                     Grand Junction, Colorado  81502


   LEGAL COUNSEL                       SPECIAL COUNSEL
    JOHN B. PATRICK                      MALIZIA, SPIDI, SLOANE & FISCH P.C.
    Patrick and Korrell Attorneys        1301 K Street, N.W., Suite 700 E
    241 East 21st Avenue                 Washington, D.C.  20005
    Torrington, Wyoming  82240


  REGISTRAR AND STOCK TRANSFER AGENT
    Inquiries regarding stock transfer, registration, lost certificates or changes in name and/or address should be directed to the stock transfer agent and registrar in writing.

    ATTN:  Investor Relations
    AMERICAN SECURITIES TRANSFER, INCORPORATED
    938 Quail Street, Suite 101
    Lakewood, Colorado  80215-5513


  MARKET MAKERS
    As of December 31, 1996, the following firms were market makers in the Company's shares:

    The Chicago Corporation - Chicago, Illinois
    Friedman, Billings, Ramsey & Co., Inc. - Washington, D.C.
    Herzog, Heine and Geduld - New York, New York


  FORM 10-KSB
    A copy of Form 10-KSB for the year ended December 31, 1996, excluding exhibits, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon request to the Secretary, Tri-County Bancorp, Inc., P.O. Box 1057, Torrington, Wyoming 82240.

  MAIN OFFICE                             BRANCH OFFICE
    2201 Main Street, P.O. Box 1057         957 Maple, P.O. Box 337
    Torrington, Wyoming 82240               Wheatland, Wyoming 82201
    Telephone - (307) 532-2111              Telephone - (307) 322-9215
    Fax - (307) 532-7631                    Fax - (307) 322-4080
    Email - tricfsb@prairieweb.com


                           EXECUTIVE OFFICERS
                            Robert L. Savage
                   President & Chief Executive Officer

                           Earl F. Warren, Jr.
                          Senior Vice President

                            Tommy A. Gardner
                Vice President & Chief Financial Officer


                                  STAFF
          Roseanne L. Burnett, Vice President & Branch Manager
                   Jane E. Faber, Assistant Secretary
                    Richard R. Yates, Vice President
                          Colleen M. Holtzclaw
                             Nancy A. Martin
                            Terri J. Pindell
                             Denny L. Ramos
                            Becky J. Shaffer
                             Linda L. Smith
                             Darlene L Sorge
                            Debra K. Stoeger
                           Lynette K. Strecker
                             Diana R. Toner
                             Scott L. Vasko
                            Mona Kay Williams
                             Amber M. Yergler