Form 10KSB, Exhibit 13
period 1997-12-31
TRI COUNTY BANCORP INC
filed 1998-03-30
CIK 908475

[Company Logo] Tri-County
                             Bancorp, Inc.
                          ------------------
                          1997 Annual Report
                          ------------------

        ---------------------------------------------------------------

        TABLE OF CONTENTS
        ---------------------------------------------------------------

              Selected Financial Data                           1
        ---------------------------------------------------------------

              Letter to Stockholders                            2
        ---------------------------------------------------------------

              Management's Discussion and Analysis              3
        ---------------------------------------------------------------

              Report of Independent Auditors                   10
        ---------------------------------------------------------------

              Consolidated Statements of Financial Condition   11
        ---------------------------------------------------------------

              Consolidated Statements of Operations            12
        ---------------------------------------------------------------

              Consolidated Statements of Stockholders' Equity  13
        ---------------------------------------------------------------

              Consolidated Statements of Cash Flows            14
        ---------------------------------------------------------------

              Notes to Consolidated Financial Statements       15
        ---------------------------------------------------------------

              Corporate and Stockholders' Information          31
        ---------------------------------------------------------------

SELECTED FINANCIAL DATA
                                                  At December 31,
                                     -------------------------------------------
                                         1997     1996    1995     1994    1993
                                     -------------------------------------------
                                                   (In Thousands)
       BALANCE SHEET DATA Total amount of:
         Assets                       $89,961  $85,888 $65,766  $59,583 $59,763
         Loans receivable, net         40,425   35,265  25,514   24,439  23,798
         Mortgage-backed               21,273   25,247  16,252   11,895  13,069
         securities, net
         Investment securities, net    23,240   21,466  21,268   20,221  19,184
         Deposits                      45,405   48,533  44,583   45,589  46,102
         FHLB advances                 29,697   23,460   7,000    1,000      --
         Stockholders' equity          13,827   13,146  13,496   12,705  13,247

                                               Year Ended December 31
                                     -------------------------------------------
                                         1997     1996    1995     1994    1993
                                     -------------------------------------------
                                                   (In Thousands)
       STATEMENT OF OPERATIONS
       DATA
         Interest income               $6,466   $5,494  $4,600   $4,100   $4,246
         Net interest income            2,744    2,468   2,266    2,396    2,347
         Provision for loan losses         --       --      --       --       --
         Non-interest income              105      159     171       71      117
         Non-interest expenses          1,623    1,811(1)1,458    1,416    1,176
         Net income                       901      540(1)  649      764      877

                                          At or For Year Ended December 31
                                     -------------------------------------------
                                         1997     1996    1995     1994    1993
                                     -------------------------------------------
       FINANCIAL RATIOS & OTHER
       DATA
         Return on average assets      1.02%    0.71%(1) 1.04%    1.28%   1.56%
         Return      on      average   6.68%    4.05%(1) 4.96%    5.89%  10.01%
         stockholders' equity
         Average    interest    rate   2.48%    2.68%    2.69%    3.30%   3.60%
         spread
         Net   yield   on    average   3.19%    3.35%    3.62%    4.12%   4.23%
         earning assets
         Non-interest   expense   to   1.80%    2.11%(1) 2.22%    2.38%   1.97%
         total assets
         Average equity/total assets  14.99%   15.51%   19.92%   21.78%  13.70%
         Non-performing  loans/total   0.00%    0.04%    0.03%    0.39%   0.41%
         assets

                                          At or For Year Ended December 31
                                     -------------------------------------------
                                         1997     1996    1995     1994    1993
                                     -------------------------------------------
       PER SHARE INFORMATION(2)
         Earnings    per   share   -    $.071    $0.41(1) $.47     $.53 $0.16(3)
         diluted
         Dividends per share              .33      .25     .19      .11   --
         Book value per share           11.84    10.80   10.53     9.42  8.86

----------------------------
(1)Includes the effect of a one-time special assessment to recapitaliz the SAIF.
(2)Restated to reflect 100% stock split effected by a 100% stock dividend paid December 8, 1997.
(3)From Sept. 28, 1993.

To Our Stockholders:

     Tri-County Bancorp, Inc. produced record earnings in 1997. Earnings for the Company were $901,004, which exceeded the previous year by 21.6% when 1996 is normalized for the FDIC special assessment paid that year. Earnings per share also increased to record levels of $.71 per share on a fully diluted basis and exceeded 1996 by 23.0% when compared to that year excluding the FDIC special assessment. Previously, our highest income year was 1993.

     In addition to the record earnings, the Company paid its highest annual dividends of $.325 per share. One 25,000 share (before the stock dividend) repurchase was completed in 1997, and a stock dividend of 100% was paid on December 8th. Our stock performed well with the bid price on the stock moving up $4.69 to $13.69 at year end, a 52.1% increase.

     Last  year in our  letter  to  stockholders,  we  discussed  our  financial strategy to be more aggressive in adding securities, loans, and loan participations. We planned to fund these assets primarily through borrowings from the Federal Home Loan Bank. We also made a commitment to work harder at adding checking account customers. These strategies were employed and contributed to the record earnings. Loans for 1997 increased over $5 million or 14.6%, and our checking account numbers are rising significantly. As in the past, our credit quality continues to be excellent.

     Despite a somewhat unfavorable interest rate forecast, the outlook for 1998 is good. We will continue to focus on the financial strategies that we have employed in the past to improve our Company.

     Thank you for your continued support, and please contact us with your questions about Tri-County Bancorp, Inc.

Sincerely,



Robert L. Savage                        Larry C. Goddard
President and Chief Executive Officer   Chairman of the Board

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


ORGANIZATION

Tri-County Bancorp, Inc. (the "Company") was organized in May of 1993 for the purpose of acquiring all the capital stock of Tri-County Federal Savings Bank (the "Bank") upon conversion of the Bank from mutual to stock form of ownership ("Conversion"). The Conversion was completed on September 29, 1993. In the related initial public offering, 747,500 shares of Tri-County Bancorp, Inc. common stock were sold at $10.00 per share. References throughout this report to the Company include the Company and Bank on a consolidated basis unless the context otherwise requires.


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

The Bank is a federally chartered stock savings bank headquartered in Torrington, Wyoming with one additional branch office in Wheatland, Wyoming. The Bank was founded in 1935 as a federally chartered savings and loan association under the name Tri-County Federal Savings and Loan Association. The Bank's deposits are federally insured by the Savings Association Insurance Fund ("SAIF").

The Bank is primarily engaged in attracting deposits from the general public and using those funds to originate real estate loans on one-to-four family residences and, to a lesser extent, consumer loans, commercial real estate loans, and commercial business loans. The Bank's market area is primarily Goshen and Platte Counties, Wyoming and Scottsbluff County in western Nebraska. In addition, the Bank invests in investment securities and mortgage-backed securities. The Bank offers its customers several types of real estate loans, including adjustable-rate and fixed-rate mortgage loans. The Bank has also been an originator of multi-family and commercial real estate loans, and consumer loans, including automobile and home equity loans. The Bank also purchases loans and participates in loans with other financial and mortgage banking institutions on a case by case basis. These activities are conducted in Wyoming and other Rocky Mountain States.


CAPITAL STOCK

Since its issuance in September 1993, the Company's common stock has been traded over-the-counter on the Nasdaq Stock MarketSM appearing under the symbol "TRIC." The following table reflects the stock price as published by the Nasdaq statistical report.

      1996                                LOW1              HIGH1
      First Quarter--03/31/96             $8.25              $9.25
      Second Quarter--06/30/96            $8.75              $9.25
      Third Quarter--09/30/96             $9.00              $9.44
      Fourth Quarter--12/31/96            $9.00              $9.50

      1997
      First Quarter--03/31/97             $9.00              $9.50
      Second Quarter--06/30/97            $9.50             $10.63
      Third Quarter--09/30/97            $10.75             $12.25
      Fourth Quarter--12/31/97           $11.50             $15.00

The number of shareholders  of record as of December 31, 1997 was  approximately
233. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 1997, there were 1,167,498 shares outstanding. The Company completed one repurchase of stock in 1997 of 50,000(1) shares. The repurchase was completed in July with an average price paid of $12.00(1) per share.

The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"), the Bank's chartering authority and primary federal regulator. The Company paid per share, dividends1 of $.075 on March 31, June 30, September 30, and $.10 on December 31, 1997. The dividends paid in 1997 exceeded 1996 dividends by $.075 or 30%. Additionally, the Company issued a 100% stock dividend on December 8, 1998.


CHANGES IN FINANCIAL CONDITION


ASSETS

The total assets of the Bank increased by $4,072,444, or 4.74%, during 1997.

Securities held-to-maturity decreased by $2,332,456. The decrease was the result of principal payments and prepayments of $1,839,685 on the Bank's portfolio of mortgage-backed securities and the maturity of an agency security in the amount of $500,000.

Securities available-for-sale decreased by $239,503 during 1997. Agency securities totaling $7,765,700 were purchased during the year and the market value of the portfolio increased by $875,542. These increases were offset by principal payments and prepayments of $3,321,899 on mortgage-related securities and the sale of securities totaling $5,299,271.

----------------------
(1) Restated to reflect 100% stock split effected by a 100% stock dividend paid December 8, 1997.

Loans receivable increased $5,160,010 during 1997. During this period the Bank originated or purchased portfolio residential mortgage loans totaling $7,839,781, non-residential mortgage loans totaling $1,970,712, consumer loans totaling $2,270,330 and commercial loans totaling $478,725. By the end of the period, the Bank had received repayments totaling $7,073,898. Of the total mortgage loans originated or purchased during the year, $4,350,725 were adjustable-rate and $5,459,768 were fixed-rate loans. Because of a lack of demand for certain types of loans in the Bank's primary lending area, purchased loans totaled 43% of mortgage lending during the period. The majority of purchased loans are residential and non-residential real estate loans in Colorado and non-residential real estate loans in western New Mexico. Purchased loans are subjected to the same underwriting standards and loan terms as those originated by the Bank for its portfolio.


LIABILITIES

Deposit balances decreased by $3,127,829 or 6.44% and consisted of increases of $174,030 and $304,790 in demand accounts and savings and NOW deposits, respectively, and a decrease of $3,606,649 in time deposits. The decrease in time deposits was due, in part, to the scheduled maturity of deposits held by a local school district, which were originally issued in the fourth quarter of 1996.

The Bank continued to increase its level of borrowings from the Federal Home Loan Bank of Seattle from $23,460,492 at December 31, 1996 to $29,696,616 at December 31, 1997. The advances were used primarily to fund loan originations and purchase additional securities.

Deferred income taxes increased by $250,685 during 1997 and was mainly the result of the application of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires unrealized gains and losses on available-for-sale securities to be reported, net of deferred income taxes, as a separate component of stockholders' equity. The market value of these securities increased $875,542 during the period, which resulted in an increase in deferred income taxes.


STOCKHOLDERS' EQUITY

On November 4, 1997, the Company declared a 100% stock dividend, which was distributed on December 8, 1997. In connection with the stock dividend, $74,750 was transferred from retained earnings to common stock.

The increase in additional paid-in capital of $70,996 was the result of the application of an accounting standard which requires charging current expense for the fair value of shares of stock committed to be released by the Bank's Employee Stock Ownership Plan and crediting the difference between the fair value and the cost of the shares to paid-in capital.

The increase in retained earnings was the result of net earnings totaling $901,004 which more than offset the decrease in retained earnings caused by the payments of dividends totaling $386,937 and the transfer to common stock of $74,750 in connection with the stock split mentioned above.

As discussed earlier, SFAS No. 115 requires unrealized gains and losses on securities classified available-for-sale to be shown as a separate component of stockholders' equity in an amount that is net of deferred income taxes. The market value of these securities increased during 1997 and resulted in an increase, net of deferred income tax, of $577,857 in stockholders' equity.

On July 10, 1997, the Company repurchased 50,000(1) shares of its outstanding Common Stock at $12.001 per share for a total cost of $600,000.


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

                                                                 Year Ended December 31,
                                                              1997                                1996
                                          ----------------------------------------------------------------------
                                             Average              Average         Average             Average
                                             Balance  Interest   Yield/Cost       Balance  Interest  Yield/Cost
                                          -----------------------------------------------------------------------
                                                                  (Dollars in thousands)
Interest-earning assets:
   Loans receivable                           $37,581  $3,144      8.37%          $31,815   $2,633     8.28%
   Securities-Available for Sale               38,213   2,578      6.75%           28,676    1,884     6.57%
   Securities-Hold to maturity                  8,964     684      7.63%           12,671      944     7.45%
   Other  interest-earning assets               1,165      61      5.24%              447       33     7.38%
                                              -------  ------                     -------   ------
    Total interest-earning assets             $85,923  $6,467      7.53%          $73,609   $5,494     7.46%
                                                       ------                               ------
Non-interest earning assets                     2,278                               2,089
                                              -------                             -------
              Total Assets                    $88,201                             $75,698
                                              =======                             =======
Interest-bearing liabilities:
   Deposits                                   $47,111  $2,188      4.64%          $45,708   $2,083     4.56%
   Other borrowings                            26,625   1,534      5.76%           17,629      943     5.35%
                                              -------  ------                     -------   ------
    Total interest-bearing liabilities        $73,736  $3,722      5.05%          $63,337   $3,026     4.78%
                                                       ------                               ------
Non-interest bearing liabilities                1,057                               1,273
                                              -------                             -------
         Total liabilities                     74,793                             $64,610
Retained earnings                              13,408                              11,088
                                              -------                             -------
     Total liabilities and Retained Earnings  $88,201                             $75,698
                                              =======                             =======
Net interest income                                    $2,745                               $2,468
                                                       ======                               ======
Interest rate spread                                               2.48%                               2.68%
Net yield on interest earning assets                               3.19%                               3.35%
Ratio of average interest-earning assets                         116.53%                             116.22%
  to interest-bearing liabilities

-------------------------------

(1)Restated to reflect 100% stock split effected by a 100% stock dividend paid December 8, 1997.

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate/volume (changes in rate multiplied by the change in average volume).

                                                      Year Ended December 31,             Year Ended December 31,
                                                          1997 vs. 1996                        1996 vs. 1995
                                                   -------------------------------   ------------------------------
                                                    Increase (Decrease) Due To         Increase (Decrease) Due To
                                                   -------------------------------   ------------------------------
                                                   Volume   Rate  Rate/Volume  Net   Volume  Rate  Rate/Volume  Net
                                                   ------   ----  -----------  ---   ------  ----  -----------  ---
                                                                      (Dollars in thousands)
Interest-earning assets:
  Loans receivable                                   478    29        5       512       521    17        4     542
  Securities-Held to maturity                        625    50       17       692       689     8        5     702
  Securities-Held to maturity                       (276)   23       (7)     (260)     (308)   51      (13)   (270)
  Other interest-earning assets                       54   (10)     (15)       29       (85)   21      (16)    (80)
                                                    ----   ---      ---      ----      ----    --      ---    ----
Total interest-earning assets                        881    92        0       973       817    97      (20)    894

Interest-bearing liabilities:
  Deposit accounts                                    65    41        0       106        12    (4)       0       8
  Other liabilities                                  480    73       37       590       730   (12)     (33)    685
                                                    ----   ---      ---      ----      ----   ---      ---    ----
Total interest-bearing liabilities                   545   114       37       696       742   (16)     (33)    693
Net change in interest income                        336   (22)     (37)      277        75   113       13     201
interest income                                     ====   ===      ===      ====      ====   ===      ===    ====


COMPARISON OF THE OPERATING RESULTS FOR THE
YEARS ENDED DECEMBER 31, 1997 AND 1996


NET INCOME

Net income increased $360,855 during 1997 and net interest income increased by $276,205. Non-interest income decreased by $53,846 and non-interest expense decreased by $187,886. The provision for income taxes increased by $49,389.

The comparison of net income in 1997 to net income of 1996 was significantly impacted by legislation passed in the third quarter of 1996 which provided for the recapitalization of the Savings Association Insurance Fund via a one-time special assessment to all financial institutions whose deposit insurance is cover by this fund. The special assessment totaled $304,606 and was charged to expense in the previous year.

INTEREST INCOME

Interest income from loans increased $512,308 or 19.46% for the year. The increase was the result of an increase in the average balance of loans outstanding of $5,766,369 and an increase in yield on the loans from 8.27% to 8.37%.

Interest on securities held-to-maturity decreased $260,558 and was caused primarily by a decrease in the average balance of the portfolio of $3,707,852 which offset an increase in the yield on the portfolio from 7.45% to 7.63%. The increase in yield was the result of the maturity of securities, which, on average, had a lower yield than the yield on the remaining portfolio. The proceeds of the maturities were used to fund loans and purchase available-for-sale securities.

The increase of $692,111 in interest on securities available-for-sale was the result of an increase in the average balance of securities of $9,537,741 and an increase in the average yield on the portfolio from 6.57% to 6.74%. The increase in yield was the result of the purchase of securities, which, on average, had a higher yield than the yield on the existing portfolio.

The increase in income from other interest-earning assets of $28,683 was primarily caused by an increase in the average balance of these assets. This category of assets consists primarily of interest-earning demand and time deposits held at FHLB.


INTEREST EXPENSE

Interest expense on deposits increased $105,846 during the year of 1997. This was the result of an increase in the average cost of deposits from 4.56% to 4.64%, which more than off-set a decrease of $1,403,32 in the average balance of deposits.

The Bank took advantage of a relatively inexpensive source of funding available through the FHLB to fund loans and purchase financial instruments that yield a slightly higher return than the rate charged on the advances. The average balance of these borrowings was $8,996,654 greater during 1997 than 1996 and the average cost increased from 5.35% to 5.76% which resulted in an increase of $590,493 in interest expense.


PROVISION FOR LOAN LOSSES

No provision for loan losses was made during 1997. The allowance for loan losses is based on Management's evaluation of the risk inherent in its loan portfolio after giving due consideration to the changes in general market conditions and in the nature and volume of the Bank's loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions. The allowance for loan losses amounted to $412,456 at December 31, 1997. While the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurances that further additions will not be made to the loss allowance and that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME

Non-interest income decreased $53,847 during the twelve-month period ended December 31, 1997. The decrease was primarily attributable to an increase in losses on sale of securities of $65,825. These losses were incurred in the redemption of $2,700,000 of available-for-sale shares in a mutual fund. Service charges and deposits and gains on sale of loans increased $11,654 and $2,061, respectively. These increases partially offset the overall decrease in non-interest income.

NON-INTEREST EXPENSE

Overall, non-interest expense decreased $187,886 during 1997.

Compensation and benefits increased by $80,884 in 1997 and was primarily caused by an increase in overall salaries and pension costs.

Occupancy and equipment expense increased $36,233 and was primarily caused by increased data processing costs and by increased depreciation expense caused by the installation of new computer hardware.

Legislation was passed in the third quarter of 1996 that provided for the recapitalization of the SAIF insurance fund via a one-time special assessment to the Bank in the amount of $304,606. Because of the recapitalization, the insurance premiums charged by the fund decreased from $97,894 during 1996 to $30,518 for 1997.

Other, net expenses increased by $66,979 and was primarily the result of two events. The Bank received rent during 1996 on a mini-warehouse property held as real estate owned. The receipt of the rents from the court appointed trustee exceeded the expenses of caring for the property and collecting the monthly rents during the foreclosure proceedings that were concluded in 1996. Also, the Bank abandoned its efforts to start a de novo bank in Colorado in 1997 and charged that cost to expense.


INCOME TAXES

The provision for income taxes increased $49,389 for the year ended December 31, 1997. This increase was due to an increase in earnings before taxes of $410,244. Further, because the Bank had established reserves for loan losses which will be charged with any subsequent loan losses and because the Bank will be allowed a deduction for losses incurred on loans foreclosed after December 31, 1995 for tax purposes, the Bank will have a difference in the treatment of loan losses for tax and financial purposes. A deferred tax asset is being established by the Bank and the effect of this change was a reduction in the expense for income taxes totaling $70,000 for the current year.

      Board of Directors
      Tri-County Bancorp, Inc. and Subsidiaries


                        REPORT OF INDEPENDENT AUDITORS

      We have audited the accompanying consolidated statements of financial condition of Tri-County Bancorp, Inc. and Subsidiaries (Tri-County) as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Tri-County's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Tri-County Bancorp, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




      DALBY, WENDLAND & CO., P.C.
      Grand Junction, Colorado

      February 6, 1998

TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                 December 31,
ASSETS                                                       1997           1996
                                                      -----------    -----------
Cash and due from banks                               $   758,398    $   537,195
Interest earning deposits with banks                    1,880,407      1,751,397
Securities available for sale, at fair value           34,900,612     35,140,115
Securities held to maturity                             7,987,250     10,319,706
Loans held for sale, at market value                      117,111         90,000
Loans receivable, net of allowance for loan losses
  of $412,456 (1997) and 40,425,288 35,265,278
  $415,447 (1996)
Accrued interest receivable                               655,339        549,524
Federal Home Loan Bank stock                            1,625,400      1,253,300
Premises and equipment                                    886,879        921,681
Other assets                                              723,841         59,885
                                                      -----------    -----------
Total Assets                                          $89,960,525    $85,888,081
                                                      ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Demand deposits                                     $   541,510    $   367,480
  Savings and NOW deposits                             12,504,022     12,199,232
  Other time deposits                                  32,359,696     35,966,345
                                                      -----------    -----------
Total Deposits                                         45,405,228     48,533,057

  Advances from Federal Home Loan Bank                 29,696,616     23,460,492
  Advances by borrowers for taxes and insurance           101,267        104,387
  Accounts payable and accrued expenses                   269,105        234,141
  Deferred income taxes                                   661,125        410,440
                                                      -----------    -----------
Total Liabilities                                      76,133,341     72,742,517
                                                      -----------    -----------

Stockholders' Equity
  Preferred stock, authorized 5,000,000 shares,               --              --
    $.10 par value authorized, none issued or
    outstanding
  Common stock, authorized 10,000,000 shares,
    $.10 par value authorized, 1,495,000 (1997)
    and 747,500 (1996) shares issued                      149,500         74,750
  Additional paid-in capital                            7,100,600      7,029,604
  Retained earnings - substantially restricted          8,792,947      8,353,630
  Unearned compensation relating to Employee Stock
  Option Plan and Management Stock Bonus Plan            (388,025)      (506,725)
  Unrealized gain on securities available for
    sale, net of tax                                      817,476        239,619
  Treasury stock - 327,502 (1997) and 138,751
    shares (1996), at cost                             (2,645,314)    (2,045,314)
                                                      -----------    -----------
Total Stockholders' Equity                             13,827,184     13,145,564
                                                      -----------    -----------
Total Liabilities and Stockholders' Equity            $89,960,525    $85,888,081
                                                      ===========    ===========

                           See accompanying notes.

                  TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                Year ended December 31,
                                                                     1997         1996
                                                               -----------------------
INTEREST INCOME
  Interest and fees on loans                                   $3,144,917   $2,632,609
  Interest and  dividends  on  available  for sale securities:
    Taxable interest                                            2,459,395    1,781,693
    Dividends                                                     117,050      102,641
  Interest on held to maturity securities, taxable                683,848      944,406
  Other interest earning assets                                    61,236       32,553
                                                               ----------   ----------
Total Interest Income                                           6,466,446    5,493,902
                                                               ----------   ----------
INTEREST EXPENSE
  Deposits                                                      2,188,492    2,082,646
  Advances                                                      1,534,093      943,600
                                                               ----------   ----------
Total Interest Expense                                          3,722,585    3,026,246
                                                               ----------   ----------
Net Interest Income                                             2,743,861    2,467,656
PROVISION FOR LOAN LOSSES                                              --           --
                                                               ----------   ----------
  Net Interest Income After
  Provision for Loan Losses                                     2,743,861    2,467,656
                                                               ----------   ----------
NONINTEREST INCOME
  Service charges on deposits                                     112,449      100,795
  Gain on sale of loans                                            35,420       33,359
  Loss on sale of investments available for sale                  (71,421)      (5,596)
  Other income                                                     28,973       30,710
                                                               ----------   ----------
  Total Noninterest Income                                        105,421      159,268
                                                               ----------   ----------
NONINTEREST EXPENSE
  Compensation and benefits                                       891,096      810,212
  Occupancy and equipment                                         330,726      294,493
  SAIF assessment                                                      --      304,606
  Federal insurance premiums                                       30,518       97,894
  Other expenses                                                  370,476      303,497
                                                               ----------   ----------
Total Noninterest Expense                                       1,622,816    1,810,702
                                                               ----------   ----------
Net Income Before Income Taxes                                  1,226,466      816,222
PROVISION FOR INCOME TAXES                                        325,462      276,073
                                                               ----------   ----------
Net Income                                                     $  901,004   $  540,149
                                                               ==========   ==========
EARNINGS PER SHARE
  Basic                                                             $ .75        $ .44
                                                                    =====        =====
  Diluted                                                           $ .71        $ .41
                                                                    =====        =====





                           See accompanying notes.

                                                         TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                                                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       For the years ended December 31, 1997 and 1996

                                                                        Employee             Unrealized
                                             Additional                    Stock  Management     Gains/
                                     Common     Paid-in    Retained    Ownership       Stock  Losses on       Treasury
                                      Stock     Capital    Earnings         Plan  Bonus Plan Securities          Stock         Total
                                  ---------  ----------  ----------   ----------  ----------  ---------   ------------  ------------
BALANCE - January 1, 1996         $  74,750  $6,983,901  $8,125,865   $(463,450)  $(164,450)  $ 398,026   $(1,458,218)  $13,496,424
  Net income                              -           -     540,149           -           -           -             -       540,149
  Repayment of ESOP debt                  -           -           -      59,800           -           -             -        59,800
  Allocation of ESOP shares               -      45,703           -           -           -           -             -        45,703
  Amortization of deferred
    compensation-MSBP                     -           -           -           -      61,375           -             -        61,375
  Treasury stock purchased                -           -           -           -           -           -      (587,096)     (587,096)
  Change in unrealized loss on
    securities available
    for sale (net of taxes)               -           -           -           -           -    (158,407)            -      (158,407)
  Cash dividend                           -           -    (312,384)          -           -           -             -      (312,384)
                                  ---------  ----------  ----------   ---------   ---------    --------   -----------   -----------

BALANCE - December 31, 1996          74,750   7,029,604   8,353,630    (403,650)   (103,075)    239,619    (2,045,314)   13,145,564
  Net income                              -           -     901,004           -           -           -             -       901,004
  Repayment of ESOP debt                  -           -           -      59,800           -           -             -        59,800
  Allocation of ESOP shares               -      70,996           -           -           -           -             -        70,996
  Amortization of deferred
    compensation-MSBP                     -           -           -           -      58,900           -             -        58,900
  Treasury stock purchased                -           -           -           -           -           -      (600,000)     (600,000)
  Change in unrealized gain on
    securities available
    for sale (net of taxes)               -           -           -           -           -     577,857             -       577,857
  Two for one stock split
    effected as a stock dividend     74,750           -     (74,750)          -           -           -             -             -
  Cash dividend                           -           -    (386,937)          -           -           -             -      (386,937)
                                   --------  ----------  ----------   ---------   ---------   ---------   -----------   -----------

BALANCE - December 31, 1997        $149,500  $7,100,600  $8,792,947   $(343,850)  $ (44,175)  $ 817,476   $(2,645,314)  $13,827,184
                                   ========  ==========  ==========   =========   =========   =========   ===========   ===========



                             See accompanying notes.

                    TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year ended December 31,
                                                                             1997         1996
                                                                         --------     --------
OPERATING ACTIVITIES
Net income                                                              $  901,004     $540,149
Adjustments to reconcile net income to net cash provided by operations:
  Depreciation and amortization                                             89,258       89,104
  Provision for deferred taxes                                            (47,000)      42,000
  Loss on sale of securities available for sale                             71,421        5,596
  Gain on sale of loans                                                    (35,420)     (33,359)
  Loss on sale of real estate owned                                              -        2,615
  FHLB stock dividends received                                           (106,400)     (93,400)
  Unvested forfeitable stock awarded                                        58,900       61,375
  Net change in other assets                                              (781,340)     (19,612)
  Net change in other liabilities                                           76,061      135,766
  Origination of loans held for sale                                    (1,603,145)  (1,780,506)
  Proceeds from sale of loans                                            1,611,454    1,808,794
                                                                         ---------    ---------
Net Cash Provided By Operations                                           234,793      758,522
                                                                         ---------    ---------
INVESTING ACTIVITIES
Net loan  origination  and principal  repayments on loans                  697,364       99,009
Purchase of loans                                                       (5,869,928)  (9,840,220)
Purchase of securities available for sale                               (7,765,700) (21,138,975)
Proceeds from sale of securities available for sale                      5,227,850    2,710,541
Principal received on securities available for sale                      3,321,899    1,154,524
Proceeds from maturity of securities held to maturity                      500,000            -
Principal received on securities held to maturity                        1,839,685    7,948,466
Proceeds from sale of real estate owned                                     75,786      210,777
Investment in property, equipment and real estate owned                    (89,574)     (81,370)
                                                                         ---------   ----------
Net Cash Used By Investing Activities                                   (2,062,618) (18,937,248)
                                                                         ---------   ----------
FINANCING ACTIVITIES
Net change in noninterest bearing demand, savings and NOW deposits         478,820    1,418,797
Net change in time deposits                                             (3,606,649)   2,530,961
Advances from Federal Home Loan Bank                                    53,218,250   49,784,625
Repayment of Federal Home Loan Bank advances                           (46,982,125) (33,324,133)
Decrease in advances by borrowers for taxes and insurance                   (3,121)     (11,984)
Dividends paid                                                            (386,937)    (312,384)
ESOP payments received                                                      59,800       59,800
Purchase of treasury stock                                                (600,000)    (587,096)
                                                                        ----------   ----------
Net Cash Provided by Financing Activities                                2,178,038   19,558,586
                                                                        ----------   ----------

Increase in Cash and Cash Equivalents                                      350,213    1,379,860
Cash and cash equivalents - Beginning of Period                          2,288,592      908,732
                                                                        ----------   ----------
Cash and cash equivalents - End of Period                               $2,638,805   $2,288,592
                                                                        ==========   ==========

                             See accompanying notes.

                    TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Tri-County Bancorp, Inc. (Tri-County) is a bank holding company organized under Wyoming law in 1993 and headquartered in Torrington, Wyoming. Through its subsidiaries, Tri-County provides a wide range of banking services to customers in its primary market area of eastern Wyoming.

Basis of Presentation
The consolidated financial statements include the accounts of Tri-County, its subsidiaries, Tri-County Federal Savings Bank (the Bank) and First Tri-County Services, Inc. The investment in the subsidiaries is accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current year's presentation.

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and
assumptions  that  affect  amounts   reported  in  the  consolidated   financial
statements.
Actual results could differ from those estimates.

On January 1, 1997,  Tri-County  adopted  Financial  Accounting  Standards Board
(FASB) Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS 125). The Statement is effective for transactions occurring after December 31, 1996. However, transactions such as securities lending, repurchase agreements, dollar rolls, and similar secured financing arrangements are not subject to the provisions of SFAS 125 until January 1, 1998. The standard provides that, following a transfer of financial assets, an entity is to recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. The adoption of SFAS 125 did not have a material impact on Tri-County's consolidated financial statements. The impact of the delayed provisions is also not expected to be material.

In February  1997, the FASB issued  Statement No. 128,  Earnings Per Share (SFAS
128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Unlike primary EPS, basic EPS excludes any dilutive effects of options, warrants, and convertible securities. Diluted EPS is very similar to fully diluted EPS. All EPS amounts presented have been restated, as applicable, to conform with the new requirements.

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income (SFAS 130) and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). Each of the new statements is effective for periods beginning after December 15, 1997, and requires that certain additional information be reported in the financial statements and related notes. Tri-County will adopt SFAS 130 in the first quarter of 1998 but doesn't expect SFAS 131 to affect its 1998 financial statements.

Securities
Debt securities that Tri-County has both the positive intent and ability to hold to maturity are classified as securities held to maturity. These are carried at amortized cost. Securities purchased with the intention of recognizing short-term profits are placed in the trading account and are carried at fair value. Tri-County does not have any such securities at December 31, 1997 or 1996, or during the years then ended. Securities not classified as held to maturity or trading are designated available for sale and carried at fair value. Unrealized gains and losses (net of taxes) on securities available for sale are carried as a separate component of stockholders' equity. Unrealized gains and losses on securities classified as trading would be reported in earnings. The amortized cost of specific securities sold is used to compute realized gains and losses. Amortization of premiums and discounts are recognized in interest income using the interest method.

Loans
Tri-County has established a lending policy where the credit worthiness of each customer is reviewed and the amount and type of collateral obtained, upon approval, is based on management's credit evaluation of the customer. Generally the loans are collateralized by mortgages held by Tri-County.

Loans are stated at the principal amount outstanding, net of deferred loan fees, discounts, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on the balance of the principal amount outstanding. Interest income on loans receivable is accrued as earned based on the principal balance outstanding. Tri-County discontinues the accrual of interest when the related loan is 90 days delinquent.

Net direct loan origination costs/fees, when material, are deferred and amortized over the term of the loan as a yield adjustment.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. For impaired loans, cash receipts are applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income.

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

Mortgage Banking Operations
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. All loans sold by Tri-County are sold with servicing released. Net unrealized losses are recognized in a valuation allowance by a charge to income. The cost of loans held for sale at December 31, 1997 and 1996 approximated their estimated market value.

Other Real Estate
Other real estate, acquired through partial or total satisfaction of loans, is included in other assets and carried at the lower of cost or fair value less estimated costs of disposition. At the date of acquisition, any losses are charged to the allowance for loan losses. Subsequent write-downs are included in noninterest expense. Realized losses from disposition of the property and declines in fair value that are considered permanent are charged to the reserve for other real estate, as applicable.

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

Stock Options
In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under SFAS 123, an entity can choose to compute compensation expense related to stock options using a fair value method or can continue to use the intrinsic value method. If the intrinsic value method is chosen, then Tri-County will be required to present pro forma data for all awards granted in future fiscal years. If the fair value method is selected, SFAS 123 would be effective for all transactions entered into for fiscal years that began after December 15, 1995.

Tri-County had no stock option transactions that would require the implementation of SFAS 123 in the years ended December 31, 1997 and 1996. It is currently anticipated that Tri-County will continue to account for stock-based compensation plans under the intrinsic value method. Final determination of the method selected will be done in the year Tri-County has transactions covered by this accounting pronouncement.

Cash and Cash Equivalents and Supplemental Disclosures
For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits at other financial institutions and overnight deposits. Supplemental cash payments and noncash activities were as follows:


                                                 1997         1996
                                           ----------   ----------
Interest paid                              $3,729,293   $2,927,883
Income taxes paid                          $  367,300   $  243,600
Noncash transactions:
  Loans transferred to real estate owned   $   34,367  $    17,947

Earnings Per Share
Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common shares for stock options.

The calculation of basic and diluted earnings per share for the years ended December 31 is as follows:

                                                 1997       1996
                                           ---------- ----------
Net income                                 $  901,004 $  540,149
                                           ========== ==========

Average common shares outstanding           1,194,210  1,239,775
Dilutive effect of stock options               79,000     63,237
                                            ---------  ---------
                                            1,273,210  1,303,012
                                            =========  =========
Earnings per share                             $  .75 $      .44
Diluted                                        $  .71 $      .41

Average common shares outstanding and the dilutive effect of stock options have been adjusted for Tri-County's December 8, 1997 two-for-one stock split effect as a dividend.

NOTE 2 -    SECURITIES

The amortized cost and estimated fair value at December 31 were as follows:

                                                                    Gross        Gross
                                                   Amortized   Unrealized   Unrealized         Fair
Securities Available for Sale                           Cost        Gains       Losses        Value
                                                 -----------  -----------  -----------  -----------
December 31, 1997
-----------------
Debt Securities
  U.S. Government and Federal
    Agency/Corporation Obligations               $13,496,353  $   108,732  $   (20,000) $13,585,085
  U.S. Agency mortgage-backed securities          13,621,365      190,988      (23,240)  13,789,113
                                                 -----------  -----------  -----------  -----------
Total Debt Securities                             27,117,718      299,720      (43,240)  27,374,198
                                                 -----------  -----------  -----------  -----------

Equity Securities
  U.S. Government and Federal
    Agency/Corporation Obligations                    25,662    1,073,436            -    1,099,098
  Asset management funds
    ARM portfolio                                    536,085            -       (2,095)     533,990
    Mortgage securities performance portfolio      5,982,545            -      (89,219)   5,893,326
                                                 -----------  -----------  -----------  -----------
Total Equity Securities                            6,544,292    1,073,436      (91,314)   7,526,414
                                                 -----------  -----------  -----------  -----------
                                                 $33,662,010  $ 1,373,156  $  (134,554) $34,900,612
                                                 ===========  ===========  ===========  ===========
December 31, 1996
-----------------
Debt Securities
  U.S. Government and Federal
    Agency/Corporation Obligations               $ 8,928,006  $    29,549  $   (36,291) $ 8,921,264
  U.S. Agency mortgage-backed securities          15,932,166       61,955      (61,709)  15,932,412
                                                 -----------  -----------  -----------  -----------
Total Debt Securities                             24,860,172       91,504      (98,000)  24,853,676
                                                 -----------  -----------  -----------  -----------

Equity Securities
  U.S. Government and Federal
    Agency/Corporation Obligations                    25,662      697,515            -      723,177
  Asset management funds
    ARM portfolio                                  1,137,836            -       (7,854)   1,129,982
    Mortgage performance portfolio securities      8,753,387            -     (320,107)   8,433,280
                                                 -----------  -----------  -----------  -----------
Total Equity Securities                            9,916,885      697,515     (327,961)  10,286,439
                                                 -----------  -----------  -----------  -----------
                                                 $34,777,057  $   789,019  $  (425,961) $35,140,115
                                                 ===========  ===========  ===========  ===========

Securities Held to Maturity
December 31, 1997
-----------------
U.S. Government and Federal
  Agency/Corporation Obligations                 $   503,321  $    18,394  $         -  $   521,715
U.S. Agency mortgage-backed securities             7,483,929      264,543       (9,196)   7,739,276
                                                 -----------  -----------  -----------  -----------
                                                  $7,987,250  $   282,937  $    (9,196) $ 8,260,991
                                                 ===========  ===========  ===========  ===========
December 31, 1996
-----------------
U.S. Government and Federal
  Agency/Corporation Obligations                 $1,005,570   $    27,380  $         -  $ 1,032,950
U.S. Agency mortgage-backed securities            9,314,136       264,217      (21,895)   9,556,458
                                                 -----------  -----------  -----------  -----------
                                                 $10,319,706  $   291,597  $   (21,895) $10,589,408
                                                 ===========  ===========  ===========  ===========

The amortized cost and fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Held to Maturity          Available for Sale
                                        -----------------------   ------------------------
                                         Amortized         Fair    Amortized          Fair
                                              Cost        Value         Cost         Value
                                        ----------   ----------   ----------   -----------
Due in one year or less                 $        -   $        -   $ 1,998,121  $ 1,999,780
Due after one year through five years      503,321      521,715     3,500,000    3,495,955
Due after five years through ten years           -            -     5,998,232    6,094,160
Due after ten years                              -            -     2,000,000    1,995,190
                                        ----------   ----------   -----------  -----------
                                           503,321      521,715    13,496,353   13,585,085
Mortgage-backed securities               7,483,929    7,739,276    13,621,365   13,789,113
                                        ----------   ----------   -----------  -----------
                                        $7,987,250   $8,260,991   $27,117,718  $27,374,198
                                        ==========   ==========   ===========  ===========

Sales of  securities  available  for sale  during the years  ended  December  31 follows:

                      Proceeds       Gross Gains     Gross Losses
                    ----------       -----------     ------------
1997                $5,227,850            $1,173          $72,593
1996                $2,710,541            $    -          $ 5,596

Tri-County pledges investments for public deposits held in excess of $100,000. The carrying and fair values of the pledged investments at December 31 follows:

                      Carrying        Fair
                         Value       Value
                    ----------  ----------
1997                $9,085,820  $9,119,775
1996                $9,325,332  $9,337,688


NOTE 3 -   LOANS RECEIVABLE
                                                  December 31,
                                              1997           1996
                                       -----------    -----------
Real estate - mortgage                 $31,395,063    $28,970,513
Real estate - commercial                 4,623,723      3,937,312
Real estate - construction               1,537,295         51,785
Commercial                                 472,418        228,348
Installment loans to individuals         2,911,034      2,585,360
                                       -----------    -----------
                                        40,939,533     35,773,318
Less:
  Allowance for loan losses               (412,456)      (415,447)
  Deferred  loan  fees and  unearned
  discounts                               (101,789)       (92,593)
                                       -----------    -----------
                                       $40,425,288    $35,265,278
                                       ===========    ===========

A summary of the changes in the allowance for loan losses is as follows:

                                                       Year Ended December 31,
                                                             1997        1996
                                                         --------    --------
Beginning of the period                                  $415,447    $423,079
Provision for losses                                            -           -
Loan charge-offs                                           (3,637)     (7,632)
Recoveries                                                    646           -
                                                         --------    --------
                                                         $412,456    $415,447
                                                         ========    ========

At December 31, 1996, non-accrual loans were approximately$35,000 with foregone interest of $3,400. There were no non-accrual loans at December 31, 1997.

Loans serviced by Tri-County for the benefit of others at December 31 were $163,598 (1997) and $171,770 (1996).


NOTE 4 -     PROPERTY AND EQUIPMENT

                                                 December 31,
                                              1997          1996
                                        ----------    ----------
Land                                    $   65,776    $   65,776
Building and improvements                1,102,357     1,095,749
Furniture, fixtures and equipment          598,764       626,624
                                        ----------    ----------
                                         1,766,897     1,788,149
Less accumulated depreciation             (880,018)     (866,468)
                                        ----------    ----------
                                        $  886,879    $  921,681
                                        ==========    ==========

Depreciation expense for the years ended December 31 was $124,426 (1997) and $112,916 (1996).


NOTE 5 -    DEPOSITS

At December 31, 1997, scheduled maturities of certificates of deposit were as follows:

Year
1998                        $24,169,888
1999                          5,605,389
2000                          1,361,254
2001                          1,223,165
                            -----------
                     Total  $32,359,696
                            ===========

The Federal Deposit Insurance Corporation (FDIC), an agency of the U.S. Government, insures all depositors up to $100,000 in accordance with the rules and regulations of the FDIC. Deposits in excess of $100,000 at December 31 were $5,207,027 (1997) and $9,245,806 (1996), see Note 2.

NOTE 6 -     ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (FHLB) at December 31 were  $29,696,616
(1997) and $23,460,492 (1996) . The following table summarizes the maturities of the FHLB advances:

Year
1998                             5.70% - 6.16%   $21,350,000
1999                             5.92% - 6.07%     2,168,250
2000                                     6.08%       300,000
2002                             5.39% - 5.62%     5,000,000
2016                                     5.96%       878,366
                                                 -----------
                                                 $29,696,616
                                                 ===========

Pursuant to a blanket pledge agreement with the FHLB, the advances are secured by the FHLB stock, real estate loans and other securities not otherwise pledged.


NOTE 7 -   INCOME TAXES

The provisions for federal income taxes are as follows:

                                Year ended December 31,
                                   1997          1996
                               --------      --------
Current                        $372,462      $234,073
Deferred                        (47,000)       42,000
                               --------      --------
                               $325,462      $276,073

Deferred income taxes and benefits are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow:

                                                   December 31,
                                                1997         1996
                                          ----------   ----------
Joint Venture income                      $   20,000   $   10,000
Loan origination fees                          5,000        6,000
Bad debt reserve                              88,000       18,000
Valuation allowance                                -            -
                                          ----------   ----------
                  Total Deferred Assets      113,000       34,000
                                          ----------   ----------
Federal Home Loan Bank stock dividends      (323,000)    (287,000)
Net  unrealized  gain on available  for     (421,125)    (123,440)
sale securities
Accelerated depreciation                     (30,000)     (34,000)
                                          ----------   ----------
             Total Deferred Liabilities     (774,125)    (444,440)
                                          ----------   ----------
               Net Deferred Liabilities   $ (661,125)  $ (410,440)
                                          ==========   ==========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent in 1997 and 1996 to income before income taxes as a result of the following:

                                         Year ended December 31,
                                             1997        1996
                                         --------    --------
Normal "expected" corporate taxes        $417,000    $277,500
Change in tax provision resulting from
Income tax refunds                        (62,690)          -
Other                                     (28,848)     (1,427)
                                         --------    --------
                                         $325,462    $276,073
                                         ========    ========

Tri-County and its subsidiaries file a consolidated income tax return. Excess of bad debt reserves for income tax purposes over book provisions for the Bank at December 31, 1997 were approximately $2,005,000. No deferred income tax liability has been provided for these reserves. If such reserves are used for purposes other than to absorb the Bank's bad debts, the amount used is subject to the then current federal corporate tax rates. Tri-County and its subsidiaries are not subject to state income taxes.


NOTE 8 - RELATED PARTY TRANSACTIONS

Tri-County has had, and may be expected to have in the future, financial transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been made in compliance with federal regulations.

Activity in loans to related parties for the years ended December 31:


                                     1997        1996
                                 --------    --------
Balance, beginning of year       $209,739    $289,897
  New loans                        10,300       6,300
  Repayments                      (72,446)    (86,458)
                                 --------    --------
Balance, end of year             $147,593    $209,739
                                 ========    ========

Terms and rates of interest on deposit accounts of directors and officers are substantially the same as those extended to unrelated Tri-County customers. At December 31 deposits of related parties totaled $458,941 (1997) and $429,917
(1996).


NOTE 9 - EMPLOYEE RETIREMENT PLAN

Tri-County sponsors a 401(k) plan where Tri-County matches up to 3% of the employees qualifying compensation. Employees may contribute up to 12% of their qualifying compensation. Tri-County's expense was $17,054 (1997) and $15,632
(1996).

NOTE 10 -   STOCK BENEFIT PLANS

Stock Option Plan
Tri-County adopted a stock option plan (Option Plan) whereby stock options of 149,500 common shares may be granted to directors and officers of the Bank. Options granted under the Option Plan may be either options that qualify as Incentive Stock Options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not qualify. In the event of a change in control, as defined, all options are immediately exercisable.

On September 28, 1993, qualified stock options were granted for the purchase of 143,522 shares exercisable at the market price at the date of grant of $5 per share. All options expire ten years from the date of the grant. None of the options had been exercised at December 31, 1997. The options vest over a 5 year period. Stock options vested as of December 31 were 138,138 (1997) and 132,756
(1996).

Employee Stock Ownership Plan
Tri-County sponsors an employee stock ownership plan (ESOP). Tri-County issued stock for a note receivable from the ESOP, which is unconditionally guaranteed by the Bank. The note is at prime (determined at the beginning of each quarter), payable quarterly through 2003. The ESOP's loan payments are provided by the Bank's contributions to the ESOP and dividends on Tri-County's stock held by the ESOP's Trustee.

Since the Bank guarantees the note, the receivable is reflected as a reduction of stockholders' equity in the consolidated financial statements. At December 31 the balance was $343,850 (1997) and $403,650 (1996).

The ESOP covers substantially all employees. The Bank's ESOP contributions are based on the note's scheduled principal and interest payments, net of Tri-County's cash dividends paid to the ESOP. The released stock is allocated based upon the ratio of each participating employee's eligible compensation to total eligible compensation. The shares held by the ESOP are released in the proportion each year's principal payment bears to the total principal payments due. This is currently scheduled as 11,960 shares per year.

The Bank's ESOP contributions are recorded as compensation expense and totaled $126,553 (1997) and $114,197 (1996). Dividends used to satisfy note payments were $38,292 (1997) and $29,678 (1996). As of December 31, the ESOP held 66,990
(1997) and 80,730 (1996) unallocated shares. The unallocated shares' fair value at December 31 (based on NASDAQ) was $913,744 (1997) and $736,661 (1996).

Management Stock Bonus Plan Tri-County and Bank have adopted a management stock bonus plan (MSBP) to enable the Bank to attract and retain experienced and capable personnel in key positions of responsibility. A total of 59,800 shares of restricted stock were awarded on September 28, 1993, the conversion date, in the form of restricted stock payable over a five-year vesting period, at 20 percent per year, beginning September 28, 1994. Tri-County will recognize compensation expense in the amount of the fair market value of the common stock at the grant date, prorata over the years during which the shares are payable. The unvested shares are entitled to all voting and other stockholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

If a holder of restricted stock under the MSBP terminates employment for reasons other than death, disability, retirement or change in control of Tri-County, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of Tri-County, allocated shares become unrestricted. The unamortized deferred compensation related to the MSBP conversion is deducted from stockholders' equity.


NOTE 11 -   REGULATORY CAPITAL

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

Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes that, as of December 31, 1997, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from applicable regulatory agencies categorize the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum ratios as set forth in the following table (amounts in thousands):

                                                                           To Be Well
                                                                    Capitalized Under
                                                       For Capital  Prompt Corrective
                                         Actual  Adequacy Purposes  Action Provisions
                                 --------------  -----------------  -----------------
                                 Dollars  Ratio  Dollars     Ratio  Dollars     Ratio
                                 -------  -----  -------     -----  -------     -----
December 31, 1997
Total Adjusted Capital
    (to risk-weighted assets)    $12,185  34.0%   $2,784      8.0%   $3,480     10.0%
Tier 1 Capital
   (to risk-weighted assets)     $11,842  34.0%   $1,392      4.0%   $2,088      6.0%
Tier 1 Capital
   (to adjusted total assets)    $11,842  13.3%   $2,664      3.0%   $4,438      5.0%

                                                                           To Be Well
                                                                    Capitalized Under
                                                       For Capital  Prompt Corrective
                                         Actual  Adequacy Purposes  Action Provisions
                                 --------------  -----------------  -----------------
                                 Dollars  Ratio  Dollars     Ratio  Dollars     Ratio
                                 -------  -----  -------     -----  -------     -----
December 31, 1996
Total Adjusted Capital
   (to risk-weighted assets)     $11,145  34.4%  $2,592      8.0%   $3,240      10.0%
Tier 1 Capital
   (to risk-weighted assets)     $10,740  33.2%  $1,296      4.0%   $1,944       6.0%
Tier 1 Capital
   (to adjusted total assets)    $10,740  12.6%  $2,547      3.0%   $4,246       5.0%

At December 31, the Bank's tangible equity and tangible capital ratios were 13.3% (1997) and 12.7% (1996). This exceeds the capital adequacy requirements of 2% and 1.5%, respectively.


NOTE 12 - CONCENTRATION OF CREDIT RISK

In the normal course of business, Tri-County enters into commitments to extend credit with off-balance-sheet risk to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. As some commitments normally expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Tri-County evaluates each customer's credit worthiness on a case-by-case basis, using the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount and type of collateral obtained, if deemed necessary by Tri-County upon extension of credit, is based upon management's credit evaluation. Tri-County's underwriting policies for mortgage loans generally require a maximum loan-to-value of 80% for owner occupied residential loans and 75% on non-owner occupied one-to-four family loans. Owner occupied residential loans in excess of 80% are generally required to obtain private mortgage insurance.

Tri-County had the following commitments at December 31, 1997:

Loan commitments                    $1,239,400
Lines of credit                    $   692,000
Available overdraft protection     $   135,500

The loan commitments ($869,400 fixed rate and $370,000 adjustable rate) are at interest rates ranging from 7.375% to 9.75%.

Tri-County's loans and commitments include commitments to purchase loans in western Colorado ($643,700) as well as commitments to extend credit to customers in Tri-County's market area. The market area primarily consists of eastern Wyoming. Agriculture and related support industries are a significant factor in the primary market area's economy.

The loans purchased in Colorado, through a mortgage banking relationship, are located in various resort areas and comprise approximately 31% of the loan portfolio.


NOTE 13 -  CONTINGENCIES

Self-Insured Health Plan
The Bank sponsors a self-insured health plan for eligible employees. The Plan provides for payment by the Bank of health claims up to $3,000 per eligible employee, with reinsurance coverage for all claims greater than $3,000. An estimate of claims incurred but not reported and claims reported but not funded is included in accounts payable at December 31, 1997 and 1996.

Year 2000 Compliance
Tri-County relies upon computers for the daily conduct of its business and for general data processing. Significant national attention has been directed at possible problems that may occur with computer programs and data processing systems when they start utilizing the year 2000 in data fields. Accordingly, Tri-County has adopted a Year 2000 plan (the Plan) to identify all areas that may be affected by the change to the year 2000. The Plan includes ensuring that external vendors and services are adequately addressing the system and software issues related to the year 2000 by requiring written certifications that the systems and software are fully Year 2000 compliant by December 31, 1998. The majority of Tri-County's data is processed by a third party service bureau. The service bureau has notified Tri-County that it will be Year 2000 compliant by December 31, 1998. If Tri-County's service bureau is unable to resolve this potential problem in time, Tri-County would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the consolidated financial condition and results of operations of Tri-County.

Other
In the normal course of business, Tri-County is involved in various legal actions arising from its lending and collection activities. In the opinion of management, the outcome of these legal actions will not significantly affect the consolidated financial position of Tri-County.


NOTE 14 - STOCKHOLDERS' EQUITY

In 1993, Tri-County was formed when the Bank converted from a mutual to a stock form of ownership. A "liquidation account" was established that restricts a portion of net worth for the benefit of deposit accounts at the Bank at the time of the conversion. Eligible account holders who close their accounts cause a corresponding reduction in the liquidation account. Except for the repurchase of stock, payment of dividends and complete liquidation, the existence of the account does not restrict the use of the Bank's net worth. At December 31, 1997, the liquidation account was $2,098,184 as compared to $6,432,095 at inception.

Payment of dividends to Tri-County by the Bank are subject to the above restriction as well as various other regulatory restrictions and approvals.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, Tri-County's fair values should not be compared to those of other financial institutions.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market of Tri-County.

The following summary presents the methodologies and assumptions used to estimate the fair value of Tri-County's financial instruments.

Assets for Which Fair Value Approximates Carrying Value: The fair value of certain financial assets carried at cost, including cash and due from banks, deposits with banks, and accrued interest receivable are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. In addition, as discussed in Note 1, Tri-County valued loans held for sale at fair value.

Federal Home Loan Bank Stock: As discussed in Note 1, the stock's fair value approximates carrying value due to the limited marketability.

Securities: Held to maturity securities are carried at amortized costs. Available for sale securities are carried at fair value. Fair value of actively traded securities is determined by the secondary market, while the fair value of nonactively traded securities is based on independent broker quotations.

Loans: Loans are valued using methodologies suitable for each loan type. Variable rate loans that reprice frequently and have no significant change in credit risk, fair value is assumed to approximate carrying amount. Fair value of other loans is estimated using a discounted cash flow analysis based on interest rates currently offered for similar loan products.

Liabilities for Which Fair Value Approximates Carrying Value: The fair value of accounts payable, accrued liabilities and accrued interest payable is considered to approximate their respective book values due to their short-term nature. By definition, fair values of deposits with no stated maturities, such as demand deposits, savings and NOW accounts and money market deposit accounts are equal to the amounts payable on demand at the reporting date.

Time Deposits: The fair value of time deposits is estimated by discounting cash flows based on contractual maturities at current interest rates offered for similar products.

Long-Term Debt: The valuation of long-term debt with floating rates is estimated to be the same as carrying value. Fair value of long-term debt with fixed rates is estimated based on quoted market prices for similar issues, or by using current rates offered to Tri-County for debt of the same remaining maturity.

Unused Commitments and Letters of Credit: Tri-County has reviewed the unfunded portion of commitments to extend credit as well as letters of credit and has determined that the fair value of such financial instruments is not material.

Following are the estimated fair values of Tri-County's financial instruments:

                                                             December 31, 1997       December 31, 1996
                                                        ------------------------  ------------------------
                                                           Carrying         Fair     Carrying         Fair
                                                             Amount        Value       Amount        Value
                                                        -----------  -----------  -----------  -----------
Financial assets
   Assets for which fair value approximates book value  $ 5,021,975  $ 5,021,975  $ 2,928,116  $ 2,928,116
   Securities                                           $44,513,262  $44,787,003  $45,459,821  $45,729,523
   Loans                                                $40,425,288  $41,149,803  $35,265,278  $35,371,313
Financial liabilities
   Liabilities for which fair value approximates
     book value                                         $14,077,029  $14,077,029  $12,722,895  $12,722,895
   Time deposits                                        $32,359,696  $32,436,396  $35,966,345  $36,045,962
   Long-term debt                                       $29,696,616  $29,573,248  $23,460,492  $23,380,663

NOTE 16 - PARENT COMPANY FINANCIAL INFORMATION

                        CONDENSED PARENT COMPANY ONLY
                           STATEMENTS OF CONDITION
                                                                  December 31,
                                                             1997         1996
                                                      -----------  -----------
Assets
   Cash                                               $   250,308  $   613,000
   Investment in subsidiary                            12,229,216   11,246,946
   Securities available for sale                          533,990    1,129,983
   Other assets, net                                       40,952       13,908
                                                      -----------  -----------
                                        Total Assets  $13,054,466  $13,003,837
                                                      ===========  ===========
Liabilities and stockholders' equity
   Other liabilities                                  $     1,965  $         -
   Stockholders' equity                                13,052,501   13,003,837
                                                      -----------  -----------
          Total Liabilities and Stockholders' Equity  $13,054,466  $13,003,837
                                                      ===========  ===========

                           STATEMENTS OF OPERATIONS
                                                         Year ended December 31,
                                                              1997         1996
                                                         ---------     --------
Revenue
   Equity in earnings of subsidiary                      $ 911,272     $512,482
   Other income                                             82,734      105,989
Expense
   Operating expenses                                     (118,002)     (79,357)
   Income tax benefit                                       25,000        1,035
                                                         ---------     --------
                                          Net Income     $ 901,004     $540,149
                                                         =========     ========



                           STATEMENTS OF CASH FLOWS
                                                         Year ended December 31,
                                                             1997         1996
                                                        ---------   ----------
Operating activities
   Net income                                           $ 901,004   $  540,149
   Adjustments to reconcile net income to net
      cash provided (used) by operating activities:
     Earnings of subsidiary                              (911,272)    (512,482)
     Amortization of organization expense                   1,068        1,068
     Loss on sale of securities                             1,751        1,593
     (Increase) decrease in other assets and
        accrued liabilities                               (28,106)       6,601
                                                        ---------   ----------
   Net Cash Provided (Used)  by Operating Activities      (35,555)      36,929
                                                        ---------   ----------
Investing activities
   Sale of securities available for sale                  600,000      200,000
   Dividends received                                           -    1,000,000
                                                        ---------   ----------
           Net Cash Provided by Investing Activities      600,000    1,200,000
                                                        ---------   ----------
Financing activities
   Dividends paid                                        (386,937)    (312,385)
   ESOP payments received                                  59,800       59,800
   Treasury stock purchased                              (600,000)    (587,096)
                                                        ---------   ----------
               Net Cash Used by Financing Activities     (927,137)    (839,681)
                                                        ---------   ----------
                     Net Increase (Decrease) in Cash     (362,692)     397,248
Cash and cash equivalents - Beginning of Period           613,000      215,752
                                                        ---------   ----------
Cash and cash equivalents - End of Period               $ 250,308   $  613,000
                                                        =========   ==========

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


                                    AUDITORS
                           DALBY, WENDLAND & CO., P.C.
                          464 Main Street, P.O. Box 430
                         Grand Junction, Colorado 81502



LEGAL COUNSEL                               SPECIAL COUNSEL
JOHN B. PATRICK                             MALIZIA, SPIDI, SLOANE & FISCHE P.C.
241 East 21st Avenue                        1301 K Street, N.W., Suite 700E
Torrington, Wyoming  82240                  Washington, D.C. 20005



REGISTRAR AND STOCK TRANSFER AGENT
Inquiries regarding stock transfer, registration, lost certificates or changes in name and/or address should be directed to the stock transfer agent and registrar in writing.

ATTN:  Investor Relations
AMERICAN SECURITIES TRANSFER, INCORPORATED
938 Quail Street, Suite 101
Lakewood, Colorado 80215-5513


MARKET MAKERS
As of December 31, 1997, the following firms were market makers in the Company's shares:

Friedman, Billings, Ramsey & Co., Inc. - Washington D.C.
Herzog, Heine and Geduld - New York, New York
Sandler O'Neill & Partners - Chicago, Illinois


FORM 10-KSB
A copy of Form 10-KSB for the year ended December 31, 1997, excluding exhibits, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon request to the Secretary, Tri-County Bancorp, Inc., P.O. Box 1057, Torrington, Wyoming 82240.

MAIN OFFICE                                       BRANCH OFFICE
2201 Main Street, P.O. Box 1057                   957 Maple, P.O. Box 337
Torrington, Wyoming 82240                         Wheatland, Wyoming 82201
Telephone - (307)532-2111                         Telephone - (307)322-9215
Fax - (307)532-7631                               Fax - (307)322-4080
Email - TRICFSB@PRAIRIEWEB.COM



                               EXECUTIVE OFFICERS

                                Robert L. Savage
                       President & Chief Executive Officer

                               Earl F. Warren, Jr.
                              Senior Vice President

                                Tommy A. Gardner
                    Vice President & Chief Financial Officer



                                      STAFF

              Roseanne L. Burnett, Vice President & Branch Manager
                       Jane E. Faber, Assistant Secretary
                        Richard R. Yates, Vice President
                              Colleen M. Holtzclaw
                                 Nancy A. Martin
                                Michele L. Nation
                                Terri J. Pindell
                                 Denny L. Ramos
                                Becky J. Shaffer
                                 Linda L. Smith
                                Darlene L. Sorge
                                Debra K. Stoeger
                               Lynette K. Strecker
                                 Diana R. Toner
                                 Scott L. Vasko
                                Mona Kay Williams