Form 10KSB, Exhibit 13
period 1998-12-31
TRI COUNTY BANCORP INC
filed 1999-03-31
CIK 908475

[COMPANY LOGO]
                            Tri-County Bancorp, Inc.
                               1998 Annual Report

       ----------------------------------------------------------------

       TABLE OF CONTENTS
       ----------------------------------------------------------------

            Selected Financial Data                             1
       ----------------------------------------------------------------

            Letter to Stockholders                              2
       ----------------------------------------------------------------

            Management's Discussion and Analysis                3
       ----------------------------------------------------------------

            Report of Independent Auditors                     10
       ----------------------------------------------------------------

            Consolidated Statements of Financial Condition     11
       ----------------------------------------------------------------

            Consolidated Statements of Operations              12
       ----------------------------------------------------------------

            Consolidated Statements of Stockholders' Equity    13
       ----------------------------------------------------------------

            Consolidated Statements of Cash Flows              14
       ----------------------------------------------------------------

            Notes to Consolidated Financial Statements         16
       ----------------------------------------------------------------

            Corporate and Stockholders' Information            33
       ----------------------------------------------------------------

SELECTED FINANCIAL DATA
                                              At December 31,
                                   1998     1997     1996    1995    1994
                                 -------------------------------------------
                                               (In Thousands)
 BALANCE SHEET DATA
   Total amount of:
   Assets                         $81,308   $89,961 $85,888 $65,766 $59,583
   Loans receivable, net           42,054    40,425  35,265  25,514  24,439
   Mortgage-backed & investment
     securities - Available for
     sale                          28,727    36,526  35,140  18,097  15,621
   Mortgage-backed & investment
     securities    -   Held   to
     maturity                       5,336     7,987  10,320  18,264  15,407
   Deposits                        45,974    45,405  48,533  44,583  45,589
   FHLB advances                   23,799    29,697  23,460   7,000   1,000
   Stockholders' equity            10,421    13,827  13,146  13,496  12,705

                                          Year Ended December 31,
                                   1998     1997     1996    1995    1994
                                 -------------------------------------------
                                               (In Thousands)
 STATEMENT OF OPERATIONS
 DATA
   Interest income                 $6,173    $6,466 $5,494   $4,600  $4,100
   Net interest income              2,627     2,744  2,468    2,266   2,396
   Provision for loan losses           --        --     --       --      --
   Non-interest income                291       105    159      171      71
   Non-interest expenses            1,564     1,623  1,811(1) 1,458   1,416
   Net income                         938       901    540(1)   649     764

                                     At or For Year Ended December 31,
                                   1998     1997       1996    1995    1994
                                 -------------------------------------------
 FINANCIAL RATIOS & OTHER
 DATA
   Return on average assets        1.09%    1.02%     0.71%(1) 1.04%   1.28%
   Return on average
   stockholders' equity            6.72%    6.68%     4.05%(1) 4.96%   5.89%
   Average interest rate spread 2.39% 2.48% 2.68% 2.69% 3.30% Net yield on average earning
   assets                          3.14%    3.19%     3.35%    3.62%   4.12%
   Non-interest expense to
   total assets                    1.92%    1.80%     2.11%(1) 2.22%   2.38%
   Average  equity/average total
   assets                         16.03%   15.20%    16.82%   20.47%  22.14%
   Non-performing    loans/total
   assets                          0.00%    0.00%     0.04%    0.03%   0.39%

                                     At or For Year Ended December 31,
                                   1998     1997     1996    1995    1994
                                 -------------------------------------------
 PER SHARE INFORMATION(2)
   Earnings per share - diluted   $0.78     $.071   $0.41(1) $0.47   $0.53
   Dividends per share             0.43      0.33    0.25     0.19    0.11
   Book value per share           11.86     11.84   10.80    10.53    9.42

_____________________________
(1) Includes the effect of a one-time special assessment to recapitalize the SAIF.
(2) Restated to reflect 100% stock split effect by a 100% stock dividend paid December 8, 1997.

      To Our Stockholders:

      Tri-County Bancorp, Inc. achieved a second year of record earnings in 1998. Earnings for the Company were $938,063, which exceeded the previous year by 4.1%. Earnings per share also increased to record levels of $.78 per share on a fully diluted basis and exceeded 1997 by 9.9%. The Company paid dividends of $.43 per share in 1998 as compared to $.33 in 1997, an increase of 30.3%.

      In December of last year, we completed a very successful tender offer for our shares that reduced the shares outstanding by 24.7%. As a result of the tender offer, 314,125 shares were purchased for $14.00 per share. Including all associated expenses, the tender offer cost the Company close to $4.5 million. This reduction in capital will help to produce a higher return on equity and increase earnings per share. The reduction in shares outstanding from the tender offer will also make it necessary for Tri-County Bancorp, Inc. to delist from the Nasdaq Small Cap market. We plan to list our stock on the OTC electronic bulletin board as an alternative place to buy and sell our common stock.

      Assets of the Company declined $8.7 million due to maturities, calls of callable securities, and prepayments of mortgage backed securities that were not totally offset by loan growth. The offsetting decline on the liability side of the ledger occurred in reduced borrowings and a reduction in capital from the tender offer. We allowed the Bank to decrease in size because low interest rates in 1998 did not make it as attractive to continue to invest in additional securities that were financed with borrowings.

      In March of 1999, the Bank announced plans to open a branch, our third office, on the northwest side of Cheyenne, Wyoming. Management plans to have the new branch open by late summer this year. Cheyenne is the largest city in the State of Wyoming and offers an excellent opportunity for the Bank.

      As always, thank you for your continued support, and please contact us with your questions about Tri-County Bancorp, Inc.

      Sincerely,



      /s/Robert L. Savage                       /s/Larry C. Goddard
      President and Chief Executive Officer     Chairman of the Board

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

THE COMPANY'S BUSINESS

Tri-County Bancorp, Inc. (the "Company") is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that Tri-County Federal
Savings Bank ("the Bank") retains a specified amount of its assets in housing-related investments. At the present time, since it does not conduct any active business, the Company does not intend to employ any persons other than officers, using the support staff from the Bank from time to time to meet its administrative needs.

The Bank is a federally chartered stock savings bank headquartered in Torrington, Wyoming with one additional branch office in Wheatland, Wyoming. The Bank was founded in 1935 as a federally chartered savings and loan association under the name Tri-County Federal Savings and Loan Association. The Bank's deposits are federally insured by the Savings Association Insurance Fund ("SAIF"). The Bank converted from mutual to stock form in September 1993.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to originate real estate loans on one-to-four family residences and, to a lesser extent, consumer loans, commercial real estate loans, and commercial business loans. The Bank's market area is primarily Goshen and Platte Counties, Wyoming and Scottsbluff County in western Nebraska. The Bank expects to expand into the Cheyenne, Wyoming area with a new branch in the third quarter of 1999. In addition, the Bank invests in investment securities and mortgage-backed securities. The Bank offers its customers several types of real estate loans, including adjustable-rate and fixed-rate mortgage loans. The Bank has also been an originator of multi-family and commercial real estate loans, and consumer loans, including automobile and home equity loans. The Bank also purchases loans and participates in loans with other financial and mortgage banking institutions on a case by case basis. These activities are conducted in Wyoming and other Rocky Mountain States.

CAPITAL STOCK

Since its issuance in September 1993, the Company's common stock has been traded over-the-counter on the Nasdaq Stock MarketSM appearing under the symbol "TRIC." The following table reflects the stock price as published by the Nasdaq statistical report. Prices are adjusted to reflect a 2 for 1 stock dividend on December 8, 1998.

                                                          DIVIDEND
      1997                         LOW        HIGH         PAID
      First Quarter--03/31/97       $9.00     $9.50        $.075
      Second Quarter--06/30/97      $9.50    $10.63        $.075
      Third Quarter--09/30/97      $10.75    $12.25        $.075
      Fourth Quarter--12/31/97     $11.50    $15.00        $.100

      1998
      First Quarter--03/31/98      $13.13    $15.00        $.100
      Second Quarter--06/30/98     $12.50    $16.50        $.110
      Third Quarter--09/30/98      $11.50    $13.00        $.110
      Fourth Quarter--12/31/98     $11.25    $14.00        $.110

The number of shareholders  of record as of December 31, 1998 was  approximately
169. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 1998, there were 878,798 shares outstanding. The Company completed a tender offer for stock in December of 1998 whereby 314,125 shares were purchased at a price of $14.00 per share. Additionally, 25,425 options were exercised in December of 1998.

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

FINANCIAL CONDITION

ASSETS

The total assets of the Bank decreased by $8.65 million or 9.62% during 1998. The decrease is primarily the result of the sale or maturity of investment securities. These funds were used to repay Federal Home Loan Bank advances and to repurchase Tri-County Bancorp stock.

Interest earning deposits increased $.93 million during the period. The increase was the result of a decision by the Management of the Bank to hold more short-term deposits in the existing interest rate environment.

Securities available for sale decreased by $7.80 million during 1998. Securities totaling $12.00 million matured, were either redeemed by the issuing agency, or were sold. Furthermore, principal payments and prepayments of $6.22 million were received from mortgage-backed securities during the period. These decreases were partially offset by purchases totaling $12.91 million and an increase in the market value of the portfolio of $.44 million.

Securities held to maturity decreased by $2.65 million. The decrease was the result of principal payments and prepayments of $2.84 million on the Bank's portfolio of mortgage-backed securities which more than offset the purchase of tax-exempt bonds in the amount of $177,000.

Loans receivable increased $1.63 million during 1998. During this period, the Bank originated or purchased portfolio residential mortgage loans totaling $10.49 million, non-residential mortgage loans totaling $1.73 million, consumer loans totaling $3.17 million, and commercial loans in the amount of $.21 million. During the same period, the Bank received scheduled principal payments and prepayments totaling $13.89 million on its loan portfolio. Of the total mortgage loans originated or purchased during the year, $6.45 million were adjustable-rate and $5.77 million were fixed-rate loans. Because of a lack of demand for certain types of loans in the Bank's primary lending area, purchased loans totaled 51% of mortgage lending during the period. The majority of purchased loans are residential and non-residential real estate loans in Colorado and Idaho mountain-resort communities. Purchased loans are subjected to the same underwriting standards and loan terms as those originated by the Bank for its portfolio. Bank property and equipment is expected to increase in 1999 due to the purchase of property for the construction of a new branch in Cheyenne, Wyoming.

LIABILITIES

Deposit balances increased by $.56 million or 1.25% from $45.41 million at December 31, 1997 to $45.97 million at December 31, 1998. The increase consisted of an increase of $3.58 million in demand and NOW deposits and decreases of $1.43 million and $1.59 million in savings and time deposits, respectively. The decrease in time deposits was due, in part, to the scheduled maturity of a deposit held by a local school district which was originally issued in the previous year.

Advances from FHLB decreased by $5.89 million during the twelve months ended December 31, 1998. The change was caused by a decrease in the amount of advances obtained or renewed to purchase or carry securities classified as available for sale.

Deferred income taxes increased by $126,000 during the year and was mainly the result of the application of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires unrealized gains and losses on available for sale securities to be reported, net of deferred income taxes, as a separate component of stockholders' equity. The market value of these securities increased $438,000 during the period, which resulted in an increase in deferred income taxes.

STOCKHOLDERS' EQUITY

The increase in additional paid-in capital of $219,000 was caused by the application of an accounting standard which requires charging current expense for the fair value of shares of stock committed to be released by the Bank's Employee Stock Ownership Plan and crediting the difference between the fair value and the cost of the shares to paid-in capital.

The increase in retained earnings was the result of net earnings totaling $.94 million which more than offset the decrease in retained earnings caused by the payments of dividends of $0.43 per share totaling $.47 million.

As discussed earlier, SFAS No. 115 requires unrealized gains and losses on securities classified available for sale to be shown as a separate component of stockholders' equity in an amount which is net of deferred income taxes. The market value of securities classified as available for sale increased during 1998 and resulted in an increase, net of deferred income tax, of $.29 million in stockholder's equity.

The increase in treasury stock of $4.49 million was the result of the repurchase of 314,125 shares pursuant to the Company's tender offer completed in December of 1998. The shares were repurchased at a price of $14.00 per share which, when added to the costs of legal, consulting, printing and other fees, brought the average cost of repurchase to $14.31 per share.

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

                                                      Year Ended December 31,
                                                      -----------------------
                                                 1998                        1997
                                                 ----                        ----
                                       Average           Average   Average           Average
                                       Balance Interest Yield/Cost Balance Interest Yield/Cost
                                       ------- -------- ---------- ------- -------- ----------
                                           (Dollars in thousands)
Interest-earning assets:
   Loans receivable                    $41,782   $3,465    8.29%   $37,581   $3,145    8.37%
   Securities-Available for sale        32,914    2,099    6.38%    38,213    2,576    6.74%
   Securities-Held to maturity           6,697      504    7.53%     8,964      684    7.63%
   Other interest-earning assets         2,331      105    4.50%     1,165       61    5.24%
                                       -------   ------            -------   ------
        Total interest-earning assets  $83,724   $6,173    7.37%   $85,923   $6,466    7.53%
Non-interest earning assets              1,948   ------              2,278   ------
                                       -------                     -------
        Total Assets                   $85,672                     $88,201
                                       =======                     =======
Interest-bearing liabilities:
   Deposits                            $45,203   $2,052    4.54%   $47,111   $2,188    4.64%
   Other borrowings                     25,954    1,494    5.76%    26,625    1,534    5.76%
                                       -------   ------            -------   ------
        Total interest-bearing
        liabilities                     71,157   $3,546    4.98%    73,736   $3,722    5.05%
Non-interest bearing liabilities         1,558   ------              1,057   ------
                                       -------                     -------
        Total liabilities               72,715                      74,793
        Retained earnings               12,957                      13,408
                                       -------                     -------
        Total liabilities and
        Retained earnings              $85,672                     $88,201
                                       =======                     =======
Net interest income                              $2,627                      $2,744
                                                 ======                      ======
Interest rate spread                                       2.39%                       2.48%
Net yield on interest earning assets                       3.14%                       3.19%
Ratio of average interest-earning
  assets to interest-bearing
  liabilities                                            117.66%                     116.53%

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

                                     Year Ended December 31,            Year Ended December 31,
                                          1998 vs. 1997                      1997 vs. 1996
                                --------------------------------   ---------------------------------
                                   Increase (Decrease) Due To         Increase (Decrease) Due To
                                --------------------------------   ---------------------------------
                                Volume  Rate  Rate/Volume  Net     Volume   Rate  Rate/Volume  Net
                                ------  ----  -----------  -----   ------   ----  -----------  -----
                                          (Dollars in thousands)
Interest-earning assets:
  Loans receivable                 352   (28)        (4)    320       478    29          5      512
  Securities-Available for sale   (356) (173)        52    (477)      625    50         17      692
  Securities-Held to maturity     (173)   (9)         2    (180)     (276)   23         (7)    (260)
  Other interest-earning assets     61    (9)        (8)     44        54   (10)       (15)      29
                                  ----- -----        ---   -----     -----  ----       ----    -----
  Total interest-earning assets   (116) (219)        42    (293)      881    92          0      973

Interest-bearing liabilities:
  Deposit accounts                 (88)  (49)         1    (136)       65    41          0      106
  Other liabilities                (39)   (1)         0     (40)      480    73         37      590
                                  ----- -----        ---   -----     -----  ----       ----    -----
  Total interest-bearing
  liabilities                     (127)  (50)         1    (176)      545   114         37      696
Net change in interest income       11  (169)        41    (117)      336   (22)       (37)     277
                                  ===== =====        ===   =====     =====  ====       ====    =====

RESULTS OF OPERATIONS

NET INCOME

Net income increased $37,000 during the year ended December 31, 1998 when compared to the same period of 1997. Net interest income decreased by $117,000, non-interest income increased by $185,000 and non-interest expense decreased by $59,000. The provision for income taxes increased by $90,000.

INTEREST INCOME

Interest income from loans increased $320,000 or 10.18% for the year ended December 31, 1998. The increase was the result of an increase in the average balance of loans outstanding of $4.20 million which more than offset a decrease in yield on the loans from 8.37% to 8.29%.

The decrease of $478,000 in interest on securities available for sale was the result of a decrease in the average balance of securities of $5.30 million and a decrease in the average yield on the portfolio from 6.74% to 6.38%. The decrease in yield was the result of the purchase of securities, which, on average, had a lower yield than the yield on the existing portfolio.

Interest on securities held to maturity decreased $180,000 and was caused primarily by a decrease in the average balance of the portfolio of $2.28 million and a decrease in the yield on the portfolio from 7.63% to 7.53%. The decrease in yield was the result of the higher level of principal prepayments on the higher yielding mortgage-backed securities in the portfolio.

The increase in income from other interest-earning assets of $44,000 was primarily caused by an increase in the average balance of these assets. This category of assets consists primarily of interest-earning demand deposits held at FHLB.

INTEREST EXPENSE

Interest expense on deposits decreased $136,000 during 1998. This decrease was the result of a decrease of $1.91 million in the average balance of deposits and a decrease in the average cost of deposits from 4.64% to 4.54%.

The Bank took advantage of a relatively inexpensive source of funding available through the FHLB to purchase financial instruments that yield a slightly higher return than the rate charged on the advances. The average balance of these borrowings was $.67 million less during 1998 than during 1997 while the average cost of the borrowings remained unchanged at 5.76% which resulted in a decrease of $41,000 in interest expense.

PROVISION FOR LOAN LOSSES

No provision for loan losses was made during the year of 1998. The allowance for loan losses is based on Management's evaluation of the risk inherent in its loan portfolio after giving due consideration to the changes in general market conditions and in the nature and volume of the Bank's loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions. The allowance for loan losses amounted to $410,000 at December 31, 1998, which was 0.96% of total loans outstanding. While the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurances that further additions will not be made to the loss allowance and that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME

Non-interest income increased $185,000 during 1998.

The increase in the gain on sale of loans of $35,000 was the result of an increase in the dollar amount of loans sold. Gain on sale of available for sale securities increased $152,000 during 1998. In 1997, shares of a mutual fund were redeemed at a loss of $71,000 whereas the sales and redemptions of securities in the current year netted a $81,000 gain.

NON-INTEREST EXPENSE

Overall, non-interest expense decreased $59,000 during the year ended December 31, 1998.

Compensation and benefits increased by $21,000 in 1998 and was primarily caused by an increase in overall salaries and pension costs.

Occupancy and equipment expense decreased $12,000 and was primarily caused by decreases in data processing costs and equipment depreciation.

Other, net expenses decreased by $65,000 and was primarily the result of the Company's abandonment of its efforts to establish a de novo bank in Colorado in 1997 and the charging of those costs to expense.

In March of 1999, the Bank announced its intention to open an additional branch in Cheyenne, Wyoming. The Company has a contract to purchase 4.4 acres of land for approximately $725,000. Planning for the construction of the building and other plans for the site have just begun. Costs associated with opening, staffing and equipping the branch will result in increased expenses and reduced net income until we can achieve certain levels of deposit and loan activity. This situation is expected to continue for at least the next 18 months. We do not believe the decrease in earnings will be prolonged and in the long term, this expansion of markets, personnel, and products and services should enhance shareholder value. However, as with any expansion, if the new branch or additional personnel do not ultimately result in increased deposit and loan activity and increased net interest income, these expenses would continue to have an adverse affect on net income.

INCOME TAXES

The provision for income taxes increased $90,000 for the year ended December 31, 1998. The increase was due to an increase in taxable income and to the establishment, in the prior year, of a deferred tax asset resulting from the difference between financial and tax accounting for losses incurred from mortgage loan foreclosure and disposition.

YEAR 2000 READINESS

For a discussion of the Company's effort to address the computer issues regarding the year 2000, see Note 14 to the Consolidated Financial Statements.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations.

Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessary move in the same direction or to the same extent as the price of goods and service.

Board of Directors
Tri-County Bancorp, Inc. and Subsidiaries


REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated statements of financial condition of Tri-County Bancorp, Inc. and Subsidiaries (Tri-County) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Tri-County's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Tri-County Bancorp, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




/s/ DALBY, WENDLAND & CO., P.C.

Grand Junction, Colorado
February 5, 1999

                         TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                            December 31,
                            ASSETS                                     1998         1997
                                                                -----------  -----------
Cash and due from banks                                           $ 385,804    $ 588,114
Interest-bearing deposits with banks                              2,979,241    2,050,691
Securities available for sale, at fair value                     28,727,466   36,526,012
Securities held to maturity                                       5,335,700    7,987,250
Loans held for sale, at market value                                435,721      117,111
Loans  receivable,   net  of  allowance  for  loan  losses  of
   $409,984 (1998) and  $412,456 (1997)                          42,054,222   40,425,290
Accrued interest receivable                                         450,017      655,339
Bank property and equipment                                         801,141      886,879
Other assets                                                        138,685      725,541
                                                                    -------      -------
                                                 Total Assets   $81,307,997  $89,962,227
                                                                ===========  ===========

             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Demand deposits                                                $ 690,177    $ 541,509
   Now accounts                                                   5,776,145    2,341,052
   Savings accounts                                               8,737,500   10,162,896
   Other time deposits                                           30,770,264   32,359,696
                                                                 ----------  -----------
                                                Total Deposits   45,974,086   45,405,153

Advances from Federal Home Loan Bank                             23,799,117   29,696,617
Accounts payable and accrued expenses                               216,841      270,882
Advances by borrowers for taxes and insurance                       110,167      101,266
Deferred income taxes                                               787,119      661,125
                                                                    -------      -------
                                             Total Liabilities   70,887,330   76,135,043
                                                                 ----------   ----------
Stockholders' Equity
   Preferred  stock,  $.10  par  value,  authorized  5,000,000
      shares,  none issued or outstanding                                 -            -
   Common stock, $.10 par value, authorized 10,000,000 shares,
      1,520,425 (1998) and 1,495,000 (1997) shares issued           152,043      149,500
   Additional paid-in capital                                     7,319,578    7,100,600
   Retained earnings - substantially restricted                   9,260,742    8,792,947
   Unearned compensation relating to Employee
   Stock Ownership Plan                                            (284,050)    (343,850)
   Unearned compensating relating to Management Stock
   Bonus Plan                                                             -      (44,175)
   Unrealized gain on securities available for sale, net of tax   1,106,701      817,476
   Treasury stock-641,627(1998) and
   327,502(1997) shares, at cost                                 (7,134,347)  (2,645,314)
                                                                 ----------   ----------
                                    Total Stockholders' Equity   10,420,667   13,827,184
                                                                 ----------   ----------
                    Total Liabilities and Stockholders' Equity  $81,307,997  $89,962,227
                                                                ===========  ===========






                                  See accompanying notes.

                         TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                 Year ended December 31,
                                                                       1998         1997
                                                                -----------  -----------

INTEREST INCOME
   Interest and fees on loans                                    $3,465,184   $3,144,917
   Interest and dividends on available for sale securities
      Taxable interest                                            1,957,415    2,459,395
      Dividends                                                     141,048      117,050
   Interest on held to maturity securities
      Taxable interest                                              498,712      683,848
      Nontaxable interest                                             5,611            -
   Other interest earning assets                                    105,045       61,236
                                                                    -------       ------
                                         Total Interest Income    6,173,015    6,466,446
                                                                  =========    =========
INTEREST EXPENSE
   Deposits                                                       2,052,506    2,188,492
   Advances                                                       1,493,513    1,534,093
                                                                  ---------    ---------
                                        Total Interest Expense    3,546,019    3,722,585
                                                                  ---------    ---------
                                           Net Interest Income    2,626,996    2,743,861
PROVISION FOR LOAN LOSSES                                                 -            -
                                                                  ---------    ---------
                                     Net Interest Income After
                                     Provision for Loan Losses    2,626,996    2,743,861
                                                                  ---------    ---------
NONINTEREST INCOME
   Service charges on deposits                                      119,371      112,449
   Gain on sale of loans                                             65,085       35,420
   Gain (loss) on sale of investments available for sale             80,940     (71,421)
   Other income                                                      25,296       28,973
                                                                     ------       ------
                                      Total Noninterest Income      290,692      105,421
                                                                    =======      =======
NONINTEREST EXPENSE
   Compensation and benefits                                        911,667      891,096
   Occupancy and equipment                                          318,803      330,726
   Federal insurance premiums                                        27,921       30,518
   Other expenses                                                   305,620      370,476
                                     Total Noninterest Expense    1,564,011    1,622,816
                                                                  ---------    ---------
                                    Income Before Income Taxes    1,353,677    1,226,466
PROVISION FOR INCOME TAXES                                          415,614      325,462
                                                                    -------      -------
                                                    Net Income    $ 938,063    $ 901,004
                                                                  =========    =========
EARNINGS PER SHARE
   Basic                                                            $   .83      $   .75
                                                                    =======      =======
   Diluted                                                          $   .78      $   .71
                                                                    =======      =======




                                  See accompanying notes.

,CAPTION>
                                        TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     For the years ended December 31, 1998 and 1997

                                                                                        Unrealized Gain
                                                             Comprehensive  Retained    on Securities      Common
                                                   Total         Income     Earning    Available for Sale    Stock
                                                -----------  ------------- ---------   ------------------  --------
Balance - January 1, 1997                       $13,145,564                $8,353,630           $ 239,619   $74,750
   Comprehensive income
    Net earnings                                    901,004      $ 901,004    901,004                   -         -
    Other comprehensive income, net of tax
      Unrealized gain on securities, net of
        reclassification                            577,857        577,857          -             577,857         -
                                                                 ---------
                      Comprehensive income                      $1,478,861
                                                                ==========
   Repayment of ESOP debt                            59,800                         -                   -         -
   Allocation of ESOP shares                         70,996                         -                   -         -
   Amortization  of  deferred compensation           58,900                         -                   -         -
   Dividends paid - cash                           (386,937)                 (386,937)                  -         -
   Two for one stock split effected as a
    stock dividend                                        -                   (74,750)                  -    74,750
   Treasury stock purchased                        (600,000)                        -                   -         -
                                                    -------                    ------             -------    ------
Balance - December 31, 1997                      13,827,184                 8,792,947             817,476   149,500
   Comprehensive income
   Net earnings                                     938,063      $ 938,063    938,063                   -         -
   Other comprehensive income, net of tax
    Unrealized gain on securities, net of
      reclassification adjustment                   289,225        289,225          -             289,225         -
                                                                   -------
                      Comprehensive income                      $1,227,288
                                                                ==========
   Repayment of ESOP debt                            59,800                         -                   -         -
   Allocation of ESOP shares                         94,395                         -                   -         -
   Amortization  of  deferred compensation           44,175                         -                   -         -
   Stock options exercised                          127,126                         -                   -     2,543
   Dividends paid - cash                           (470,268)                 (470,268)                  -         -
   Treasury stock purchased                      (4,489,033)                        -                   -         -
                                                  ---------                   -------          ----------  --------
Balance - December 31, 1998                      $10,420,667               $9,260,742          $1,106,701  $152,043
                                                 ===========               ==========          ==========  ========

                                                 See accompanying notes.

                                                 Additional                                  MSBP
                                                  Paid-In     Treasury   Employee Stock    Unearned
                                                  Capital       Stock    Ownership Plan  Compensation
                                                 ----------  ----------  --------------  ------------
Balance - January 1, 1997                        $7,029,604 $(2,045,314)     $(403,650)    $(103,075)
   Comprehensive income
    Net earnings                                          -           -              -             -
    Other comprehensive income, net of tax
      Unrealized gain on securities, net of
        reclassification                                  -           -              -             -

                      Comprehensive income

   Repayment of ESOP debt                                 -           -         59,800             -
   Allocation of ESOP shares                         70,996           -              -             -
   Amortization  of  deferred compensation                -           -              -        58,900
   Dividends paid - cash                                  -           -              -             -
   Two for one stock split effected as a
    stock dividend                                        -           -              -             -
   Treasury stock purchased                               -    (600,000)             -             -
                                                    -------    --------         ------       -------

Balance - December 31, 1997                       7,100,600  (2,645,314)      (343,850)      (44,175)
   Comprehensive income
   Net earnings                                           -           -              -             -
   Other comprehensive income, net of tax
    Unrealized gain on securities, net of
      reclassification adjustment                         -           -              -             -

                      Comprehensive income

   Repayment of ESOP debt                                 -           -         59,800             -
   Allocation of ESOP shares                         94,395           -              -             -
   Amortization  of  deferred compensation                -           -              -        44,175
   Stock options exercised                          124,583           -              -             -
   Dividends paid - cash                                  -           -              -             -
   Treasury stock purchased                               -  (4,489,033)             -             -
                                                 ---------- -----------       ---------         -----
Balance - December 31, 1998                      $7,319,578 $(7,134,347)      $(284,050)        $  -
                                                 ========== ===========       =========         =====

                    TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year ended December 31,
                                                                           1998        1997
                                                                        ----------  -----------
OPERATING ACTIVITIES
Net income                                                               $ 938,063    $ 901,004
Adjustments to reconcile net income to net cash provided by operations
   Depreciation and amortization                                           134,794       89,258
   Provision for deferred taxes                                            (23,000)     (47,000)
   (Gain) loss on sale of securities available for sale                    (80,940)      71,421
   Gain on sale of loans                                                   (65,085)     (35,420)
   FHLB stock dividends received                                          (128,500)    (106,400)
   Unvested forfeitable stock awarded                                       44,175       58,900
   Changes in assets and liabilities
    Origination of loans held for sale                                  (3,862,039)  (1,603,145)
    Proceeds from sale of loans held for sale                            3,608,514    1,611,454
    (Increase) decrease in accrued interest receivable                     205,322     (129,260)
    Other assets, net                                                      556,952     (652,080)
    Other liabilities, net                                                  70,254       76,061
                                                                            ------       ------
                                     Net Cash Provided By Operations     1,398,510      234,793
                                                                         ---------      -------
INVESTING ACTIVITIES
Net loan origination and principal repayments on loans                   4,594,499      697,364
Purchase of loans                                                       (6,210,552)  (5,869,928)
Activity in available for sale securities
   Sale proceeds                                                         3,129,251    5,227,850
   Maturities, prepayments and calls                                    18,164,932    3,321,899
   Purchases                                                           (12,906,090)  (7,765,700)
Activity in held to maturity securities
   Maturities, prepayments and calls                                     2,830,392    2,339,685
   Purchases                                                              (177,000)           -
Proceeds from sale of real estate owned                                     23,966       75,786
Investment in property, equipment and real estate owned                    (29,627)     (89,574)
                                                                           -------      -------
                    Net Cash Provided (Used) By Investing Activities    $9,419,771  $(2,062,618)
                                                                        ----------  -----------

                            See accompanying notes.

                                                                        Year ended December 31,
                                                                           1998        1997
                                                                        ----------  -----------
FINANCING ACTIVITIES
Net change in noninterest bearing demand, savings and NOW deposits      $2,158,365    $ 478,820
Net change in time deposits                                             (1,589,432)  (3,606,649)
Advances from Federal Home Loan Bank                                    12,500,000   53,218,250
Repayment of Federal Home Loan Bank advances                           (18,397,500) (46,982,125)
Net change in advances by borrowers for taxes and insurance                  8,901       (3,121)
Dividends paid                                                            (470,268)    (386,937)
Exercise of stock options                                                  127,126            -
ESOP payments received                                                      59,800       59,800
Purchase of treasury stock                                              (4,489,033)    (600,000)
                                                                        ----------     --------
                    Net Cash Provided (Used) by Financing Activities   (10,092,041)   2,178,038
                                                                       -----------    ---------
                               Increase in Cash and Cash Equivalents       726,240      350,213
Cash and cash equivalents - beginning of period                          2,638,805    2,288,592
                                                                         ---------    ---------
Cash and cash equivalents - end of period                               $3,365,045   $2,638,805
                                                                        ==========   ==========

Cash and due from banks                                                  $ 385,804    $ 588,114
Interest-bearing deposits with banks                                     2,979,241    2,050,691
                                                                         ---------    ---------
                                                                        $3,365,045   $2,638,805
                                                                        ==========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for:
    Income taxes                                                         $ 438,600    $ 367,300
                                                                         =========    =========
    Interest expense                                                    $3,565,230   $3,729,293
                                                                        ==========   ==========
   Noncash transactions
    Loans transferred to real estate owned                               $  23,966    $  34,367
                                                                         =========    =========

                    TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Tri-County Bancorp, Inc. (Tri-County) is a bank holding company organized under Wyoming law in 1993 and headquartered in Torrington, Wyoming. Through its subsidiaries, Tri-County provides a variety of banking services to customers in its primary market area of eastern Wyoming.

Basis of Presentation The consolidated financial statements include the accounts of Tri-County, its wholly-owned subsidiaries, Tri-County Federal Savings Bank (the Bank) and First Tri-County Services, Inc. The investment in the subsidiaries is accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current year's presentation.

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents For the purpose of reporting cash flows, cash and cash
equivalents   include  cash  on  hand,   demand   deposits  at  other  financial
institutions and overnight deposits.

Securities Securities that Tri-County has both the positive intent and ability to hold to maturity are classified as securities held to maturity and are carried at amortized cost, adjusted for amortization of premium or accretion of discount using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, to changes in prepayment risk, to increase regulatory capital or other similar factors, are classified as securities available for sale and carried at fair value with any adjustments to fair value, after tax, reported as a separate component of stockholders' equity. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Securities purchased for trading purposes are held in the trading portfolio at fair value, with changes in fair value included in noninterest income. Tri-County had no trading securities at December 31, 1998 or 1997, or during the years then ended.

Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported in interest and dividends on securities using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are calculated using the specific-identification method.

Federal Home Loan Bank Stock
The Bank, as a member of the Federal Home Loan Bank (FHLB), is required to maintain an investment in capital stock of the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is carried at cost and is assumed to have a market value which is equal to cost. The stock is included in securities available for sale in the accompanying consolidated financial statements.

Mortgage Banking Operations
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by a charge to income. The cost of loans held for sale at December 31, 1998 and 1997 approximated their estimated market value.

In 1998 the Bank began selling certain loans to the Federal Home Loan Mortgage Corporation (FHLMC) with servicing retained. The cost of mortgage servicing rights is amortized in proportion to, and over the period of estimated net servicing revenue. Impairment of mortgage servicing rights is assessed at each reporting date based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified by loan type and interest rate. The amount of impairment recognized, through a valuation allowance, is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at the principal amount outstanding, net of deferred loan fees, discounts, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on the balance of the principal amount outstanding. Interest income on loans receivable is accrued as earned based on the principal balance outstanding. Tri-County discontinues the accrual of interest when the related loan is 90 days delinquent. Net direct loan origination costs/fees, when material, are deferred and amortized over the term of the loan as a yield adjustment.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. For impaired loans, cash receipts are applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income. Tri-County had no significant loans considered impaired or on non-accrual status at December 31, 1998 or 1997.

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

Impairment of Long-Lived Assets
Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, (SFAS 121) establishes accounting standards for determining and measuring impairment of certain long-lived assets. Under provision of SFAS 121, impairment losses are recognized when expected future cash flows are less than the asset's carrying value. No assets were considered impaired at December 31, 1998 or 1997.

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

Stock Options
SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) allows an entity to choose to compute compensation expense related to stock options using a fair value method or continue to use the intrinsic value method. If the intrinsic value method is chosen, then Tri-County will be required to present pro forma data for all awards granted in future fiscal years. If the fair value method is selected, SFAS 123 would be effective.

Tri-County had no stock option transactions that would require the implementation of SFAS 123 in the years ended December 31, 1998 and 1997. It is currently anticipated that Tri-County will continue to account for stock-based compensation plans under the intrinsic value method. Final determination of the method selected will be done in the year Tri-County has transactions covered by this accounting pronouncement.

Earnings Per Share
Earnings per share are calculated in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common shares for stock options.

The calculation of basic and diluted earnings per share for the years ended December 31 is as follows:
                                                             1998         1997
                                                             ----         ----
     Net income                                           $ 938,063    $ 901,004
                                                          =========    =========

     Average common shares outstanding                    1,127,425    1,194,347
     Dilutive effect of stock options                        74,227       79,678
                                                             ------       ------
                                                         $1,201,652   $1,274,025
                                                         ==========   ==========
     Earnings per share
        Basic                                               $   .83      $   .75
        Diluted                                             $   .78      $   .71

Average common shares outstanding and the dilutive effect of stock options have been adjusted for Tri-County's December 8, 1997 two-for-one stock split effected as a dividend.

New Accounting Standards
In October 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999.

In November 1998, FASB issued SFAS 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS 134 is an amendment to SFAS 65, Accounting for Certain Mortgage Banking Activities, and conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise.

The adoption of SFAS 133 and 134 is not expected to have a material effect on Tri-County's financial statements.


NOTE 2 -   SECURITIES

                                                         Amortized  Unrealized Unrealized    Fair
     Securities Available for Sale                          Cost        Gains     Losses     Value
                                                        ----------- ---------- ---------- -----------
        December 31, 1998
        -----------------
        Debt Securities
          U.S. Agency securities                        $ 5,497,441  $ 104,134       $ -  $ 5,601,575
          U.S. Agency mortgage-backed securities         15,803,325     70,322    (5,140)  15,868,507
                                                         ----------     ------    ------   ----------
                                  Total Debt Securities  21,300,766    174,456    (5,140)  21,470,082
                                                         ----------    -------    ------   ----------
        Equity Securities
          FHLMC stock                                        23,459  1,520,335         -    1,543,794
          Mutual funds
            ARM portfolio                                 1,036,085        505    (5,305)   1,031,285
            Mortgage securities performance portfolio     2,936,437          -    (8,032)   2,928,405
          FHLB stock                                      1,753,900          -         -    1,753,900
                                                          ---------      -----     -----    ---------
                                Total Equity Securities   5,749,881  1,520,840   (13,337)   7,257,384
                                                          ---------  ---------   -------    ---------
                                                        $27,050,647 $1,695,296  $(18,477) $28,727,466
                                                        =========== ==========  ========  ===========

                                       19

                                                         Amortized  Unrealized Unrealized    Fair
     Securities Available for Sale                          Cost        Gains     Losses     Value
                                                        ----------- ---------- ---------- -----------
        December 31, 1997
        -----------------
        Debt Securities
          U.S. Agency securities                        $13,496,353  $ 108,732 $ (20,000) $13,585,085
          U.S. Agency mortgage-backed securities         13,621,365    190,988   (23,240)  13,789,113
                                                         ----------    -------   -------   ----------
                                  Total Debt Securities  27,117,718    299,720   (43,240)  27,374,198
                                                         ----------    -------   -------   ----------
        Equity Securities
          FHLMC stock                                        25,662  1,073,436         -    1,099,098
          Mutual funds
            ARM portfolio                                   536,085          -    (2,095)     533,990
            Mortgage securities performance portfolio     5,982,545          -   (89,219)   5,893,326
          FHLB stock                                      1,625,400          -         -    1,625,400
                                                          ---------   --------  --------    ---------
                                Total Equity Securities   8,169,692  1,073,436   (91,314)   9,151,814
                                                          ---------  ---------   -------    ---------
                                                        $35,287,410 $1,373,156 $(134,554) $36,526,012
                                                        =========== ========== =========  ===========
     Securities Held to Maturity
        December 31, 1998
        -----------------
        U.S. Agency securities                            $ 501,286    $13,089       $ -    $ 514,375
        State and other political subdivisions              175,949          -         -      175,949
        U.S. Agency mortgage-backed securities            4,658,465    125,433         -    4,783,898
                                                          ---------    -------    -------   ---------
                                                         $5,335,700   $138,522       $ -   $5,474,222
                                                         ==========   ========    =======  ==========
        December 31, 1997
        -----------------
        U.S. Agency securities                            $ 503,321    $18,394       $ -    $ 521,715
        U.S. Agency mortgage-backed securities            7,483,929    264,543    (9,196)   7,739,276
                                                          ---------    -------    ------    ---------
                                                         $7,987,250   $282,937   $(9,196)  $8,260,991
                                                         ==========   ========   =======   ==========

The amortized cost and fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Held to Maturity      Available for Sale
                                                         --------------------- -----------------------
                                                         Amortized    Fair      Amortized     Fair
                                                            Cost      Value       Cost        Value
                                                         ---------- ---------- ----------- -----------

     Due in one year or less                              $ 501,286  $ 514,375       $   -       $   -
     Due after one year through five years                        -          -   2,500,000   2,540,535
     Due after five years through ten years                  75,000     75,000   2,997,441   3,061,040
     Due after ten years                                    100,949    100,949           -           -
                                                            -------    -------       -----       -----
                                                            677,235    690,324   5,497,441   5,601,575

     Mortgage-backed securities                           4,658,465  4,783,898  15,803,325  15,868,507
                                                          ---------  ---------  ----------  ----------
                                                         $5,335,700 $5,474,222 $21,300,766 $21,470,082
                                                         ========== ========== =========== ===========

                                       20

Sales of  securities  available  for sale  during the years  ended  December  31 follows:
                                         Proceeds   Gross Gains   Gross Losses
                                         --------   -----------   ------------
     1998                              $3,129,251      $127,048      $(46,108)
     1997                              $5,227,850       $ 1,173      $(72,594)

Tri-County pledges investments for public deposits held in excess of $100,000 (see Note 5). The carrying and fair values of the pledged investments at December 31 follows:
                                                     Carrying          Fair
                                                       Value           Value
                                                    -----------     ----------
     1998                                            $9,769,442     $9,830,029
     1997                                            $9,085,820     $9,119,775


NOTE 3 -   LOANS RECEIVABLE

                                                          December 31,
                                                       1998           1997
                                                   ------------  -------------
     Real estate - mortgage                         $32,403,370    $31,395,063
     Real estate - commercial                         6,141,006      4,623,723
     Real estate - construction                         237,402      1,537,295
     Commercial                                         449,949        472,418
     Installment loans to individuals                 3,310,068      2,911,036
                                                      ---------      ---------
                                                     42,541,795     40,939,535
     Less:
        Allowance for loan losses                       409,984)      (412,456)
        Deferred loan fees                              (77,589)      (101,789)
                                                        -------       --------
                                                    $42,054,222    $40,425,290
                                                    ===========    ===========

A summary of the changes in the allowance for loan losses is as follows:

                                                    Year Ended December 31,
                                                       1998           1997
                                                    -----------   ------------
     Beginning of the period                           $412,456       $415,447
     Provision for losses                                     -              -
     Loan charge-offs                                    (2,738)        (3,637)
     Recoveries                                             266            646
                                                            ---            ---
                                                       $409,984       $412,456
                                                       ========       ========

Loans serviced by Tri-County for the benefit of others at December 31 were approximately $586,000 (1998) and $164,000 (1997).

NOTE 4 -   PROPERTY AND EQUIPMENT
                                                            December 31,
                                                       1998            1997
                                                    -----------    -----------

     Land                                              $ 65,776       $ 65,776
     Building and improvements                        1,115,984      1,102,357
     Furniture, fixtures and equipment                  614,764        598,764
                                                        -------        -------
                                                      1,796,524      1,766,897
     Less accumulated depreciation                     (995,383)      (880,018)
                                                       --------       --------
                                                      $ 801,141      $ 886,879
                                                      =========      =========

Depreciation expense for the years ended December 31 was $115,365 (1998) and $124,426 (1997).


NOTE 5 -   DEPOSITS

At December 31, 1998, scheduled maturities of certificates of deposit were as follows:

     Year
     ----
     1999                                                          $23,759,940
     2000                                                            4,548,066
     2001                                                            1,975,997
     2002                                                              486,261
                                                                       -------
                                                            Total  $30,770,264
                                                                   ===========

The Federal Deposit Insurance Corporation (FDIC), an agency of the U.S. Government, insures all depositors up to $100,000 in accordance with the rules and regulations of the FDIC. Deposits in excess of $100,000 at December 31 were $5,200,407 (1998) and $5,207,027 (1997) (see Note 2).


NOTE 6 -   ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at December 31 were  $23,799,117  (1998) and  $29,696,617
(1997). The following table summarizes the maturities of the FHLB advances:

     Year
     1999                                            5.92% - 6.07%  $5,168,250
     2000                                            4.71% - 6.08%   2,800,000
     2001                                            4.65% - 5.83%   4,000,000
     2002                                            5.39% - 5.62%   8,000,000
     2003                                            4.88% - 5.10%   3,000,000
     2016                                                    5.96%     830,867
                                                                    ----------
                                                                   $23,799,117
                                                                   ===========

Pursuant to a blanket pledge agreement with the FHLB, the advances are secured by the FHLB stock, real estate loans and other securities not otherwise pledged.

NOTE 7 -   INCOME TAXES

The provisions for federal income taxes are as follows:

                                                      Year ended December 31,
                                                       1998           1997
                                                    -----------    -----------
     Current                                           $438,614       $372,462
     Deferred                                           (23,000)       (47,000)
                                                        -------        -------
                                                       $415,614       $325,462
                                                       ========       ========

Deferred income taxes and benefits are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow:

                                                           December 31,
                                                        1998          1997
                                                    -----------    -----------
     Joint Venture income                              $ 32,000       $ 20,000
     Loan origination fees                                4,000          5,000
     Bad debt reserve                                   139,000         88,000
     Net unrealized loss on available for sale
        securities                                        4,300              -
     Less: valuation allowance                                -              -
                                                         ------         ------
                         Total Deferred Assets          179,300        113,000
                                                        -------        -------
     Federal Home Loan Bank stock dividends            (366,900)      (323,000)
     Net unrealized gain on available for sale
        securities                                     (574,482)      (421,125)
     Accelerated depreciation                           (25,037)       (30,000)
                                                        -------        -------
                     Total Deferred Liabilities        (966,419)      (774,125)
                                                       --------       --------
                       Net Deferred Liabilities       $(787,119)     $(661,125)
                                                      =========      =========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent in 1998 and 1997 to income before income taxes as a result of the following:
                                                     Year ended December 31,
                                                       1998            1997
                                                    -----------    -----------
     Normal "expected" corporate taxes                 $460,250       $417,000
     Change in tax provision resulting from
        Income tax refunds                              (15,500)       (62,690)
        Other                                           (29,136)       (28,848)
                                                        -------        -------
                                                       $415,614       $325,462
                                                       ========       ========

Tri-County and its subsidiaries file a consolidated income tax return. Excess of bad debt reserves for income tax purposes over book provisions for the Bank at December 31, 1998 were approximately $1,400,000. No deferred income tax liability has been provided for these reserves. If such reserves are used for purposes other than to absorb the Bank's bad debts, the amount used is subject to the then current federal corporate tax rates. Tri-County and its subsidiaries are not subject to state income taxes.

NOTE 8 -   RELATED PARTY TRANSACTIONS

Tri-County has had, and may be expected to have in the future, financial transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been made in compliance with federal regulations.

Activity in loans to related parties for the years ended December 31 is as follows:
                                                        1998           1997
                                                    -----------    -----------
     Balance, beginning of year                        $147,593       $209,739
        New loans                                        91,420         10,300
        Repayments                                      (79,519)       (72,446)
                                                        -------        -------
     Balance, end of year                              $159,494       $147,593
                                                       ========       ========

Terms and rates of interest on deposit accounts of directors and officers are substantially the same as those extended to unrelated Tri-County customers. At December 31 deposits of related parties totaled $436,815 (1998) and $458,941
(1997).


NOTE 9 -   EMPLOYEE RETIREMENT PLAN

Tri-County sponsors a 401(k) plan where Tri-County matches up to 3% of the employees qualifying compensation. Employees may contribute up to 12% of their qualifying compensation. Tri-County's expense was $18,489 (1998) and $17,054
(1997).


NOTE 10 -  STOCK REPURCHASE PLAN

On October 16, 1998, the Board of Directors of Tri-County authorized a stock repurchase plan (the Plan). The Plan provided for the purchase of up to $4.5 million (including expenses) of the shares of its common stock, $0.10 par value (the Shares) for cash. On December 9, 1998, the Plan culminated with the purchase of 314,125 shares at $14 per share. Including expenses, $4,489,033 was recorded in the accompanying consolidated statement of stockholders' equity as an addition to Treasury Stock.


NOTE 11 -  STOCK BENEFIT PLANS

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

On September 28, 1993, qualified stock options were granted for the purchase of 143,522 shares exercisable at the market price at the date of grant of $5 per share. All options expire ten years from the date of the grant. The options vested over a 5 year period.

A summary of Tri-County's Option Plan as of December 31 follows:

                                                       1998                  1997
                                              --------------------------------------------
                                                          Exercise                Exercise
                                              Shares        Price      Shares       Price
                                              -------     --------     -------    --------
Outstanding, beginning of the year            143,522        $5.00     143,522       $5.00
Granted                                             -                        -
Exercised                                      25,425        $5.00           -
Canceled                                            -                        -
                                              -------                  -------
Outstanding, end of the year                  118,097        $5.00     143,522       $5.00
                                              =======        =====     =======       =====
Options exercisable at the end year           118,097        $5.00     138,138       $5.00
                                              =======        =====     =======       =====

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

Since the Bank guarantees the note, the receivable is reflected as a reduction of stockholders' equity in the consolidated financial statements. At December 31 the balance was $284,050 (1998) and $343,850 (1997).

The ESOP covers substantially all employees. The Bank's ESOP contributions are based on the note's scheduled principal and interest payments, net of Tri-County's cash dividends paid to the ESOP. The released stock is allocated based upon the ratio of each participating employee's eligible compensation to total eligible compensation. The shares held by the ESOP are released in the proportion each year's principal payment bears to the total principal payments due. This is currently scheduled at 11,960 shares per year.

The Bank's ESOP contributions are recorded as compensation expense and totaled $133,524 (1998) and $126,553 (1997). Dividends used to satisfy note payments were $50,663 (1998) and $38,292 (1997). As of December 31 the ESOP held 55,030
(1998) and 66,990 (1997) unallocated shares. The unallocated shares' fair value at December 31 (based on NASDAQ) was $682,372 (1998) and $913,744 (1997).

Management Stock Bonus Plan
Tri-County and the Bank adopted a management stock bonus plan (MSBP) to enable the Bank to attract and retain experienced and capable personnel in key positions of responsibility. A total of 59,800 shares of restricted stock were awarded on September 28, 1993, the conversion date, in the form of restricted stock payable over a five-year vesting period, at 20 percent per year, beginning September 28, 1994. Tri-County recognized compensation expense in the amount of the fair market value of the common stock at the grant date, prorata over the years during which the shares were payable. The unvested shares were entitled to all voting and other stockholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

Through December 31, 1997, unamortized deferred compensation related to the MSBP is deducted from stockholders' equity. As of December 31, 1998, all MSBP shares were distributed and all deferred compensation expense recognized.

NOTE 12 -  REGULATORY CAPITAL

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

Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes that, as of December 31, 1998, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from applicable regulatory agencies categorize the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum ratios as set forth in the following table (amounts in thousands):




                                                                                      To Be Well
                                                                                   Capitalized Under
                                                                For Capital        Prompt Corrective
                                                 Actual       Adequacy Purposes    Action Provisions
                                            ---------------   -----------------    -----------------
                                            Dollars   Ratio    Dollars   Ratio      Dollars   Ratio
                                            -------   -----    -------   -----      -------   -----
December 31, 1998
Total Capital (to risk-weighted assets)      $8,717   25.1%     $2,783    8.0%       $3,479    10.0%
Tier 1 Capital (to risk-weighted assets)     $8,307   23.9%     $1,392    4.0%       $2,087     6.0%
Tier 1 Capital (to total adjusted assets)    $8,307   10.4%     $3,195    4.0%       $3,993     5.0%

December 31, 1997
Total Capital (to risk-weighted assets)     $12,185   34.0%     $2,784    8.0%       $3,480    10.0%
Tier 1 Capital (to risk-weighted assets)    $11,842   34.0%     $1,392    4.0%       $2,088     6.0%
Tier 1 Capital (to adjusted total assets)   $11,842   13.3%     $2,664    4.0%       $4,438     5.0%
            total assets)

NOTE 13 -  CONCENTRATION OF CREDIT RISK

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

Tri-County had the following commitments at December 31, 1998:

     Loan commitments                                     $994,350
     Lines of credit                                      $632,850
     Available overdraft protection                       $171,600

The loan commitments ($476,850 fixed rate and $517,500 adjustable rate) are at interest rates ranging from 6.5% to 8.0%.

Tri-County's loan commitments include commitments to purchase loans in western Colorado ($517,500) as well as commitments to extend credit to customers in Tri-County's market area. The market area primarily consists of eastern Wyoming. Agriculture and related support industries are a significant factor in the primary market area's economy.

The loans purchased in Colorado, through a mortgage banking relationship, are located in various resort areas and comprise approximately 35% of the loan portfolio.


NOTE 14 -  CONTINGENCIES

Self-Insured Health Plan
The Bank sponsors a self-insured health plan for eligible employees. The Plan provides for payment by the Bank of health claims up to $3,000 per eligible employee, with reinsurance coverage for all claims greater than $3,000. An estimate of claims incurred but not reported and claims reported but not funded is included in accounts payable at December 31, 1998 and 1997.

Year 2000 Compliance
The year 2000 problem exists because many computer programs use only the last two digits to refer to a year. This convention could affect date-sensitive calculations that treat "00" as the year 1900 rather than 2000. An additional issue is that 1900 was not a leap year, whereas the year 2000 is. Therefore, some programs may not properly provide for February 29, 2000. This anomaly could result in miscalculations when processing critical date-sensitive information after December 31, 1999.

The following discussion of the implications of the year 2000 problem for Tri-County contains numerous forward-looking statements based on inherently uncertain information. The cost of the project and the date on which Tri-County plans to complete the internal year 2000 modifications are based on management's best estimates, which were derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse affect on Tri-County.

In addition, Tri-County places a high degree of reliance on its third party processor and computer systems of other financial institutions. Although Tri-County is assessing the readiness of these other parties and preparing contingency plans, there can be no guarantee that the failure of these other parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on Tri-County.

During 1998, Tri-County adopted a Year 2000 Action Plan (the Plan) and established a Year 2000 Committee (the Committee). The objectives of the Plan and the Committee are to prepare Tri-County for the new millennium. As recommended by the Federal Financial Institutions Examination Council (FFIEC), the Plan encompasses the following phases: Awareness, Assessment, Renovation, Validation and Implementation. These phases will enable Tri-County to identify risks, develop an action plan, perform adequate testing and complete certification that its processing systems will be year 2000 ready. Execution of the Plan is on target. Tri-County is currently in the Renovation and Validation phases, which include program changes, hardware and software upgrades and system replacements, if necessary. Concurrently, Tri-County is addressing some issues related to the subsequent phases.

Prioritization of the most critical applications has been addressed, along with contract and service agreements. The primary operating software for Tri-County is obtained and maintained by an external service center (the Service Center). The Service Center has completed its Renovation phase and is in the Validation phase. Tri-County successfully completed extensive validation testing of the Service Center's renovated system in September 1998. Tri-County has contacted all other major vendors and suppliers regarding their year 2000 state of readiness. Each of these third parties has delivered written assurance to Tri-County that they expect to be year 2000 compliant prior to the year 2000. These third parties also supply, at least quarterly, an update of their progress. Tri-County has contacted all material customers and non-information technology suppliers (i.e. utility systems, telephone systems and security systems) regarding their year 2000 state of readiness.

Tri-County is unable to test the Year 2000 readiness of its significant suppliers of utilities, and is relying on the utility companies' internal testing and representations to provide the required services that drive its data systems.

As a practical matter, individual mortgage loan, consumer loan and smaller commercial loan customers were not contacted regarding their Year 2000 readiness. It was deemed to be beyond the scope of Tri-County's testing parameters to contact these borrowers. Further, most of these are individuals with adequate collateral for their loans.

The Renovation phase is targeted for completion by March 31, 1999. The Validation phase, which involves testing of changes to hardware and software, accompanied by monitoring and testing with vendors, is targeted for completion by June 30, 1999. The Implementation phase, to certify that systems are year 2000 ready and to assure any new systems are compliant on a going-forward basis, is targeted for completion by September 30, 1999.

Costs will be incurred to replace noncompliant computers and software. Tri-County does not anticipate that the related overall costs will be material in any single year. Tri-County estimated its cost for compliance to be approximately $25,000 over the three year period from 1998 to 2000, of which none was incurred as of December 31, 1998. Tri-County does not separately track the internal personnel costs incurred for the year 2000 compliance.

No assurance can be given that the Plan will be completed successfully by the year 2000, in which event Tri-County could incur significant costs. If the Service Center is unable to resolve the potential problem in time, Tri-County would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a significant adverse impact on the consolidated financial statements of Tri-County.

The FFIEC has provided guidelines for establishing a Contingency Plan for all possible year 2000 failures. Tri-County began formulating a Year 2000 Contingency Plan in 1998. The objective of the Contingency Plan is to prepare for any year 2000 failure that could result from internal software and hardware, the Service Center, and/or third parties (utilities, telephone, suppliers, and other banks). The Contingency Plan is updated continually based on new information from third parties and other vendors on their year 2000 conversions.

Tri-County will attempt to monitor these uncertainties by continuing to request an update on all critical and important vendors throughout the remainder of 1999. If Tri-County identifies any concern related to any critical or important vendor, the contingency plans will be implemented immediately to assure continued service to its customers.

Other
In the normal course of business, Tri-County is involved in various legal actions arising from its lending and collection activities. In the opinion of management, the outcome of these legal actions will not significantly affect the consolidated financial position of Tri-County.


NOTE 15 -  STOCKHOLDERS' EQUITY

In 1993, Tri-County was formed when the Bank converted from a mutual to a stock form of ownership. A "liquidation account" was established that restricts a portion of net worth for the benefit of deposit accounts at the Bank at the time of the conversion. Eligible account holders who close their accounts cause a corresponding reduction in the liquidation account. Except for the repurchase of stock, payment of dividends and complete liquidation, the existence of the account does not restrict the use of the Bank's net worth. At December 31, 1998, the liquidation account was $1,538,019 as compared to $6,432,095 at inception.

Payment of dividends to Tri-County by the Bank are subject to the above restriction as well as various other regulatory restrictions and approvals.

NOTE 16 -   COMPREHENSIVE INCOME

Effective January 1, 1998, Tri-County adopted SFAS No. 130, Reporting Comprehensive Income. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. Tri-County's only item of other comprehensive income is the unrealized gain (loss) on securities available for sale, which is reported net of tax effect. The following schedule reflects the unrealized holding gains arising during the years ended December 31, 1998 and 1997:

                                                       Before-Tax Tax (Expense) Net-of-Tax
                                                         Amount     or Benefit    Amount
                                                         ------     ----------    ------
For the year ended December 31, 1998
Unrealized holding gains arising during the period      $519,159   $(176,514)    $342,645
Less reclassification adjustment for gains
     realized in  net earnings                           (80,940)     27,520      (53,420)
                                                         -------      ------      -------
                              Net Unrealized Gains      $438,219   $(148,994)    $289,225
                                                        ========   =========     ========
For the year ended December 31, 1997
Unrealized holding gains arising during the period      $804,120   $(273,401)    $530,719
Less  reclassification adjustment for losses
     realized in net earnings                             71,421     (24,283)      47,138
                                                          ------     -------       ------
                              Net Unrealized Gains      $875,541   $(297,684)    $577,857
                                                        ========   =========     ========

NOTE 17 -   FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Unused Commitments and Lines of Credit: Tri-County has reviewed the unfunded portion of commitments to extend credit as well as lines of credit and available overdraft protection. The fair value of such financial instruments is considered to equal the amounts payable on demand at the reporting date.

Following are the estimated fair values of Tri-County's financial instruments:

                                                                    December 31, 1998        December 31, 1997
                                                                 ------------------------  ------------------------
                                                                   Carrying      Fair       Carrying      Fair
                                                                    Amount      Value        Amount       Value
                                                                 -----------  -----------  -----------  -----------
Financial assets
     Assets for which fair value approximates book value          $4,250,486   $4,250,486   $5,021,975   $5,021,975
     Securities                                                  $32,309,266  $32,448,838  $44,513,262  $44,787,003
     Loans                                                       $42,054,222  $42,667,077  $40,425,288  $41,149,803
Financial liabilities
     Liabilities for which fair value approximates book value    $15,660,721  $15,660,721  $14,077,029  $14,077,029
     Time deposits                                               $30,770,264  $30,892,273  $32,359,696  $32,436,396
     Long-term debt                                              $23,799,117  $23,862,484  $29,696,616  $29,573,248
Off-balance sheet commitments                                     $1,798,800   $1,798,800   $2,066,900   $2,066,900

NOTE 18 -  PARENT COMPANY FINANCIAL INFORMATION

                          CONDENSED PARENT COMPANY ONLY
                             STATEMENTS OF CONDITION
                                                                              December 31,
                                                                           1998         1997
                                                                      -----------  -----------
Assets
     Cash                                                               $ 157,539    $ 250,308
     Investment in subsidiary                                           8,591,255   12,229,216
     Securities available for sale                                        530,780      533,990
     Other assets, net                                                     32,770       40,952
                                                                           ------       ------
                                                      Total Assets     $9,312,344  $13,054,466
                                                                       ==========  ===========
Liabilities and stockholders' equity
     Other liabilities                                                   $  1,879     $  1,965
     Stockholders' equity                                               9,310,465   13,052,501
                                                                        ---------   ----------
                        Total Liabilities and Stockholders' Equity     $9,312,344  $13,054,466
                                                                       ==========  ===========

                            STATEMENTS OF OPERATIONS
                                                                       Year ended December 31,
                                                                           1998         1997
                                                                      -----------  -----------
Revenue
     Equity in earnings of subsidiary                                    $917,644     $911,272
     Other income                                                          57,285       82,734
Expense
     Operating expenses                                                   (52,416)    (118,002)
     Income tax benefit                                                    15,550       25,000
                                                                           ------       ------
                                                        Net Income       $938,063     $901,004
                                                                         ========     ========

                            STATEMENTS OF CASH FLOWS
                                                                       Year ended December 31,
                                                                           1998         1997
                                                                      -----------  -----------
Operating activities
     Net income                                                         $ 938,063     $901,004
     Adjustments to reconcile net income to net
        Earnings of subsidiary                                           (917,644)    (911,272)
        Amortization of organization expense                                  801        1,068
        Loss on sale of securities                                              -        1,751
        (Increase)decrease in other assets and accrued liabilities          8,386      (28,106)
                                                                            -----      -------
                 Net Cash Provided (Used)  by Operating Activities         29,606      (35,555)
                                                                           ------      -------
Ivesting activities
     Sale of securities available for sale                                      -      600,000
     Dividends received                                                 4,650,000            -
                                                                        ---------     --------
                         Net Cash Provided by Investing Activities      4,650,000      600,000
                                                                        =========      =======
Financing activities
     Dividends paid                                                      (470,268)    (386,937)
     Stock options exercised                                              127,126            -
     ESOP payments received                                                59,800       59,800
     Treasury stock purchased                                          (4,489,033)    (600,000)
                                                                       ----------     --------
                             Net Cash Used by Financing Activities     (4,772,375)    (927,137)
                                                                       ----------     --------
                                              Net Decrease in Cash        (92,769)    (362,692)
Cash and cash equivalents - beginning of period                           250,308      613,000
                                                                          -------      -------
Cash and cash equivalents - end of period                               $ 157,539     $250,308
                                                                        =========     ========

                                       32

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


                                    AUDITORS
                           DALBY, WENDLAND & CO., P.C.
                          464 Main Street, P.O. Box 430
                         Grand Junction, Colorado 81502


LEGAL COUNSEL                      SPECIAL COUNSEL
JOHN MAIER                         MALIZIA, SPIDI, SLOANE & FISCH P.C.
110 West 22nd Avenue               1301 K Street, N.W., Suite 700 E
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

ATTN:  Investor Relations
AMERICAN SECURITIES TRANSFER, INCORPORATED
938 Quail Street, Suite 101
Lakewood, Colorado 80215-5513


MARKET MAKERS
As of December 31, 1998, the following firms were market makers in the Company's shares:

Friedman, Billings, Ramsey & Co., Inc. - Washington D.C.
Keefe, Bruyette & Woods, Inc. - New York, New York


FORM 10-KSB
A copy of Form 10-KSB for the year ended December 31, 1998, excluding exhibits, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders upon request to the Secretary, Tri-County Bancorp, Inc., P.O. Box 1057, Torrington, Wyoming 82240.

ANNUAL MEETING
The annual meeting of stockholders of Tri-County Bancorp, Inc. will be held at 3:00 p.m. on April 28, 1999 at Tri-County Federal Savings Bank's main office, 2201 Main Street, Torrington, Wyoming.

MAIN OFFICE                             BRANCH OFFICE
2201 Main Street, P.O. Box 1057         957 Maple, P.O. Box 337
Torrington,  Wyoming 82240              Wheatland, Wyoming 82201
Telephone - (307) 532-2111              Telephone - (307) 322-9215
Fax - (307) 532-7631                    Fax - (307) 322-4080
Email - email@tricobank.com


                               EXECUTIVE OFFICERS

                                Robert L. Savage
                       President & Chief Executive Officer

                               Earl F. Warren, Jr.
                              Senior Vice President

                                Tommy A. Gardner
                    Vice President & Chief Financial Officer



                                      STAFF

              Roseanne L. Burnett, Vice President & Branch Manager
                       Jane E. Faber, Assistant Secretary
                        Richard R. Yates, Vice President
                                 Pam J. Heilbrun
                              Colleen M. Holtzclaw
                                 Nancy A. Martin
                                Brita F. Mehling
                                Michele L. Nation
                                Terri J. Pindell
                                Becky J. Shaffer
                                 Linda L. Smith
                                Darlene L. Sorge
                                Debra K. Stoeger
                               Lynette K. Strecker
                                 Diana R. Toner
                                 Scott L. Vasko
                                Mona Kay Williams

                                       34