Form 10KSB, Exhibit 13
period 1999-12-31
TRI COUNTY BANCORP INC
filed 2000-03-30
CIK 908475

[COMPANY LOGO]
                    Tri-County Bancorp, Inc.
                    1999 Annual Report

       ----------------------------------------------------------------

       TABLE OF CONTENTS
       ----------------------------------------------------------------

            Selected Financial Data                             i
       ----------------------------------------------------------------

            Letter to Stockholders                             ii
       ----------------------------------------------------------------

            Management's Discussion and Analysis                1
       ----------------------------------------------------------------

            Report of Independent Auditors                      9
       ----------------------------------------------------------------

            Consolidated Statements of Financial Condition     10
       ----------------------------------------------------------------

            Consolidated Statements of Operations              11
       ----------------------------------------------------------------

            Consolidated Statements of Stockholders' Equity    12
       ----------------------------------------------------------------

            Consolidated Statements of Cash Flows              13
       ----------------------------------------------------------------

            Notes to Consolidated Financial Statements         15
       ----------------------------------------------------------------

            Corporate and Stockholders' Information            31
       ----------------------------------------------------------------

SELECTED FINANCIAL DATA
                                                 At December 31,
                                    1999      1998     1997    1996    1995
                                  -------------------------------------------
                                                  (In Thousands)
BALANCE SHEET DATA Total amount of:
   Assets                         $88,516   $81,308 $89,961  $85,888  $65,766
   Loans receivable, net           48,980    42,054  40,425   35,265   25,514
   Mortgage-backed & investment
     securities - Available for
     sale                          27,239    28,727  36,526   35,140   18,097
   Mortgage-backed & investment
     securities - Held to           7,238     5,336   7,987   10,320   18,264
   maturity
   Deposits                        51,809    45,974  45,405   48,533   44,583
   FHLB advances                   25,558    23,799  29,697   23,460    7,000
   Stockholders' equity            10,251    10,421  13,827   13,146   13,496

                                             Year Ended December 31,
                                    1999     1998      1997    1996    1995
                                  -------------------------------------------
                                                  (In Thousands)
STATEMENT OF OPERATIONS DATA
   Interest income                 $5,923    $6,173  $6,466   $5,494   $4,600
   Net interest income              2,505     2,627   2,744    2,468    2,266
   Provision for loan losses           --        --      --       --       --
   Non-interest income                313       291     105      159      171
   Non-interest expenses            1,658     1,564   1,623    1,811(1) 1,458
   Net income                         794       938     901      540(1)   649


                                        At or For Year Ended December 31,
                                    1999     1998      1997    1996     1995
                                  -------------------------------------------
FINANCIAL RATIOS & OTHER DATA
   Return on average assets        0.94%    1.09%     1.02%    0.71%(1) 1.04%
   Return on average               7.69%    6.72%     6.68%    4.05%(1) 4.96%
   stockholders' equity
   Average interest rate spread 2.53% 2.39% 2.48% 2.68% 2.69% Net yield on average earning
   assets                          3.07%    3.14%     3.19%    3.35%    3.62%
   Non-interest expense to
   total assets                    1.87%    1.92%     1.80%    2.11%(1) 2.22%
   Average equity/average total
   assets                         12.17%   16.03%    15.20%   16.82%   20.47%
   Non-performing loans/total
   assets                          0.00%    0.00%     0.00%    0.04%    0.03%
   Dividends/total income         49.27%   50.13%    42.95%   57.83%(1)37.40%

                                        At or For Year Ended December 31,
                                    1999     1998     1997     1996     1995
                                  -------------------------------------------
PER SHARE INFORMATION(2)
   Earnings per share - diluted   $0.85    $0.78     $.071     $0.41(1) $0.47
   Dividends per share             0.44     0.43      0.33      0.25     0.19
   Book value per share           11.31    11.86     11.84     10.80    10.53

------------------------------
(1)Includes the effect of a one-time special assessment to recapitalize the SAIF.
(2)Restated to reflect 100% stock dividend paid December 8, 1997

To Our Stockholders:

Tri-County Bancorp, Inc. achieved a third year of record earnings in 1999. Earnings per share on a fully diluted basis were $0.85, which exceeded 1998 by 9.0% or $0.07. The tender offer completed in late 1998 reduced the number of shares outstanding and provided a positive influence to the excellent earnings per share performance this year. Additionally, as a result of the tender offer in 1998 capital was reduced by $4.5 million. The loss of capital reduced the amount of low cost funds available for investment and contributed to a reduction in total income of $144,000. Both the increase in earnings per share and the reduction in the dollar amount of earnings were anticipated.

This year was also significant with a 16.5% increase in the loan portfolio, and an 8.3% increase in deposits (when reduced by a $2,000,000 short term public deposit at year end). Securities varied by only a small increase over the previous year. These changes are consistent with the goals of the Company of increasing loans and deposits while holding the investment portfolio at or below its present level.

The Company has made other significant changes this past year. The first is our entrance into agricultural lending and increased emphasis on commercial business relationships. Joe Guth, our Executive Vice President, joined our Company in May and has helped to facilitate this change. Secondly, we are in the process of opening a new branch in Cheyenne, Wyoming. We will emphasize small business relationships in the Cheyenne market and expect that this new facility will help shift the asset mix over a period of time to higher yielding and shorter term loans. As of the writing of this letter, the new Cheyenne branch is close to completion, and we expect to have it open in early April. The new branch will have a negative impact on earnings for a few years until it reaches a break-even point, however, we have set aggressive goals for the branch and expect success.

The Company announced a repurchase of 5% of outstanding common stock in February 2000. We expect to complete this repurchase program soon and at very favorable prices.

We thank the Stockholders for their continued support of the Company. Please contact us with your questions about Tri-County Bancorp, Inc.

Sincerely,



Robert L. Savage                                  Larry C. Goddard
President and Chief Executive Officer             Chairman of the Board

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

THE COMPANY'S BUSINESS

Tri-County Bancorp, Inc. (the "Company") is a unitary savings and loan holding company which, under existing laws, may engage in various types of business activities, provided that Tri-County Bank ("the Bank") retains a specified amount of its assets in housing-related investments. At the present time, since it does not conduct any active business, the Company does not intend to employ any persons other than officers, using the support staff from the Bank from time to time to meet its administrative needs.

The Bank is a federally chartered stock savings bank headquartered in Torrington, Wyoming with an additional branch office in Wheatland, Wyoming and a new branch in Cheyenne, Wyoming that is scheduled to open in April 2000. The Bank was founded in 1935 as a federally chartered savings and loan association under the name Tri-County Federal Savings and Loan Association. The Bank's deposits are federally insured by the Savings Association Insurance Fund ("SAIF"). The Bank converted from mutual to stock form in September 1993.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to originate real estate loans on one-to-four family residences and, to a lesser extent, consumer loans, agricultural and commercial real estate loans, and agricultural and commercial business loans. The Bank's market area is primarily Goshen and Platte Counties, Wyoming and Scottsbluff County in western Nebraska and will expand into Laramie County, Wyoming when the Cheyenne branch opens. The Bank offers its customers several types of real estate loans, including adjustable-rate and fixed-rate mortgage loans and also originates multi-family and commercial real estate loans, and consumer loans, including automobile and home equity loans. In addition, the Bank purchases loans from and participates in loans with other financial and mortgage banking institutions on a case by case basis. These activities are conducted in Wyoming and other Rocky Mountain States. The Bank also invests in investment securities and mortgage-backed securities.

CAPITAL STOCK

Since its issuance in September 1993, the Company's common stock has been traded over-the-counter on the Nasdaq SmallCap MarketSM appearing under the symbol "TRIC." The following table reflects the stock price as published by the Nasdaq statistical report.

                                                           DIVIDEND
      1998                           LOW      HIGH         DECLARED
      First Quarter--03/31/98      $13.13    $15.00         $.10
      Second Quarter--06/30/98     $12.50    $16.50         $.11
      Third Quarter--09/30/98      $11.50    $13.00         $.11
      Fourth Quarter--12/31/98     $11.25    $14.00         $.11

      1999
      First Quarter--03/31/99      $10.50    $14.69         $.11
      Second Quarter--06/30/99      $9.81    $13.31         $.11
      Third Quarter--09/30/99       $9.00    $13.75         $.11
      Fourth Quarter--12/31/99      $8.25    $11.75         $.11

The number of shareholders  of record as of December 31, 1999 was  approximately
219. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 31, 1999 there were 906,234 shares outstanding. The Company completed a tender offer for stock in December of 1998 whereby 314,125 shares were purchased at a price of $14.00 per share.

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

FINANCIAL CONDITION

ASSETS

Total assets of the Bank increased by $7.21 million or 8.86% during the year of 1999. The increase was primarily the result of increases in loans receivable, securities held to maturity and bank property and equipment which more than offset decreases in interest earning deposits and securities available for sale.

Interest earning deposits decreased $1.85 million during the period. The decrease was primarily the result of the funding of loans.

Securities available for sale decreased by $1.49 million during the year ended December 31, 1999. Securities totaling $3.44 million were sold, principal payments and prepayments of $5.39 million were received on mortgage-backed securities, a $1 million agency security was called by the issuer and the market value of the securities decreased $1.26 million during the period. These decreases were partially offset by purchases of agency securities totaling $9.5 million.

Securities held to maturity increased by $1.9 million. The increase was the result of the purchase of agency and mortgage-backed securities totaling $4 million which more than offset principal payments and prepayments of $1.59 million on the Bank's portfolio of mortgage-backed securities and the maturity of a $500,000 agency security.

Loans receivable increased $6.93 million during the twelve months ended December 31, 1999. During this period, the Bank originated or purchased portfolio residential mortgage loans totaling $10.03 million, non-residential mortgage loans totaling $4.15 million, consumer loans totaling $3.14 million, and commercial loans totaling $1.66 million. During the same period, the Bank received scheduled principal payments and prepayments totaling $15.21 million on its loan portfolio. Of the total mortgage loans originated or purchased during the year, $7.13 million were adjustable rate and $7.05 million were fixed rate loans. Because of a lack of demand for certain types of loans in the Bank's primary lending area, purchased loans totaled 32% of mortgage lending during the period. The majority of purchased loans are residential and non-residential real estate loans in Colorado and Idaho mountain resort communities and non-residential real estate loans along the front range of Colorado. Purchased loans are subjected to the same underwriting standards and loan terms as those originated by the Bank for its portfolio.

Bank property and equipment increased by $1.23 million and was primarily the result of the purchase of land and the continuing construction of a new branch bank located in Cheyenne, Wyoming. The parcel of land consists of 4.5 acres of which 1 acre will be used as the site for the new branch and the remaining 3.5 will be offered for sale or held for future development jointly by the Bank and an undetermined third party. The total cost of the facility is estimated to be $1.4 million and the projected opening date is in the second quarter of 2000. The Bank has sufficient liquid assets to fund the cost of the new facility.

LIABILITIES

Deposit balances increased by $5.84 million or 12.69% from $45.97 million at December 31, 1998 to $51.81 million at December 31, 1999. The net increase consisted of a decrease of $0.13 million in savings accounts and increases of $0.31 million, $1.84 million, and $3.82 million in demand deposits, NOW and time deposits, respectively.

Advances from the Federal Home Loan Bank ("FHLB") increased $1.76 million during the year of 1999. The advances are a supplement to the Bank's retail deposits and were used to fund loan originations and to purchase loans and investment securities.

Deferred income taxes decreased by $0.38 million during the year and was mainly the result of the application of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires unrealized gains and losses on available for sale securities to be reported, net of deferred income taxes, as a separate component of stockholders' equity. The market value of these securities decreased $1.26 million during the period, which resulted in a decrease in deferred income taxes.

STOCKHOLDERS' EQUITY

Overall, stockholders' equity decreased $0.17 million during the year.

The increase in additional paid-in capital of $211,000 was caused, in part, by the application of an accounting standard which requires charging current expense for the fair value of shares of stock committed to be released by the Bank's Employee Stock Ownership Plan and crediting the difference between the fair value and the cost of the shares to paid-in capital which resulted in an increase of $73,000. Also, directors and officers of the Bank exercised stock options on 28,186 shares, which increased additional paid-in capital by $138,000.

The increase in retained earnings was the result of net earnings totaling $794,000 which more than offset the decrease in retained earnings caused by the payments of dividends of $0.44 per share totaling $391,000.

As discussed earlier, SFAS No. 115 requires unrealized gains and losses on securities classified available for sale to be shown as a separate component of stockholders' equity in an amount, which is net of deferred income taxes. The market value of securities classified as available for sale decreased during the twelve-month period and resulted in a decrease, net of deferred income tax, of $834,000 in stockholders' equity.

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

                                           12 Months Ended Dec.                12 Months Ended Dec.
                                                 31, 1999                           31, 1998
                                       -------------------------------------------------------------------

                                       Average               Average        Average              Average
                                       Balance    Interest  Yield/Cost      Balance  Interest  Yield/Cost
                                       -------    --------  ----------      -------  --------  ----------
Interest-earning assets:
  Loans receivable                     $45,919     $3,681       8.02%       $42,012   $3,465     8.25%
  Securities - Available for
   sale                                 28,656      1,780       6.21%        33,446    2,099     6.28%
  Securities - Hold to maturity          5,615        398       7.09%         6,697      504     7.53%
  Other interest-earning assets          1,412         64       4.53%         2,331      105     4.50%
                                         -----         --                     -----      ---
   Total interest-earning assets       $81,602     $5,923       7.26%       $84,486   $6,173     7.31%
                                                   ------                             ------
Non-interest earning assets              2,730                                1,665
                                         -----                                -----
   Total Assets                        $84,332                              $86,151
                                       =======                              =======
Interest-bearing liabilities:
  Interest-bearing demand deposits     $11,865       $381       3.21%        $8,689     $282     3.25%
  Savings deposits                       4,268        119       2.79%         4,529      125     2.76%
  Time deposits                         31,011      1,534       4.95%        31,016    1,645     5.30%
  Other borrowings                      25,088      1,384       5.52%        25,954    1,494     5.76%
                                        ------      -----                    ------    -----
   Total interest-bearing liabilities  $72,232     $3,418       4.73%       $70,188   $3,546     5.05%
                                                   ------                             ------
Non-interest bearing demand deposits       719                                  824
Other non-interest bearing
  liabilities                            1,143                                1,264
                                         -----                                -----
                Total liabilities      $74,094                              $72,276
Retained earnings                       10,238                               13,875
                                        ------                               ------
   Total liabilities & retained
     earnings                          $84,332                              $86,151
                                       =======                              =======
Net interest income                                $2,505                             $2,627
                                                   ======                             ======
Interest rate spread                                            2.53%                            2.26%
Net yield on interest earning
  assets (Margin)                                               3.07%                            3.11%
Ratio of average interest-earning
  assets to interest-bearing
  liabilities                                                 112.97%                          120.37%

                                                                               4

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate/volume (changes in rate multiplied by the changes in average volume).

                                     12 Months Ended Dec. 31      12 Months Ended Dec. 31
                                          1999 vs. 1998                1998 vs. 1997
                                    --------------------------   --------------------------
                                    Increase (Decrease) Due To   Increase (Decrease) Due To
                                    --------------------------   --------------------------
                                                   Rate/                        Rate/
                                    Volume  Rate  Volume  Net    Volume  Rate  Volume   Net
Interest-earning assets:
  Loans receivable                   322    (97)    (9)  216      352    (28)    (4)   320
  Securities - Available for sale   (356)  (173)   210  (319)    (356)  (173)    52   (477)
  Securities - Hold to maturity      (81)   (29)     4  (106)    (173)    (9)     2   (180)
  Other interest-earning assets      (41)     1     (1)  (41)      61     (9)    (8)    44
                                     ---      -     --   ---       --     --     --     --
    Total interest-earning assets   (156)  (298)   204  (250)    (116)  (219)    42   (293)

Interest-bearing liabilities:
  Savings accounts                   (88)  (144)   214   (18)     (88)   (49)     1   (136)
  Other liabilities                  (50)   (62)     2  (110)     (39)    (1)     0    (40)
                                     ---    ---      -  ----      ---     --      -    ---
     Total interest-bearing
       liabilities                  (138)  (206)   216  (128)    (127)   (50)     1 (  176)

Net change in interest income        (18)   (92)    12  (122)      11   (169)    41   (117)
                                     ===    ===     ==  ====       ==   ====     ==   ====

RESULTS OF OPERATIONS

NET INCOME

Net income decreased $144,000 during the year ended December 31, 1999 when compared to 1998. Net interest income decreased by $122,000, non-interest income increased by $23,000 and non-interest expense increased by $94,000.
The provision for income taxes decreased by $49,000.

INTEREST INCOME

Interest income from loans increased $215,000 or 6.22% for the year ended December 31, 1999. The increase was the result of an increase in the average balance of loans outstanding of $4.14 million which more than offset a decrease in yield on the loans from 8.25% to 8.02%.

The decrease of $319,000 in interest and dividends on securities available for sale was the result of a decrease in the average balance of securities of $4.26 million and a decrease in the average yield on the portfolio from 6.28% to 6.21%. The decrease in yield was the result of the disproportionately greater principal payments and prepayments on mortgage-backed securities with higher yields when compared to the overall yield on the portfolio and the purchase of securities with yields less than the yield on the existing portfolio.

Interest on securities held to maturity decreased $106,000 and was caused primarily by a decrease in the average balance of the portfolio of $1.08 million and a decrease in the yield on the portfolio from 7.53% to 7.09%. The decrease in yield was the result of the disproportionately greater principal payments and prepayments on mortgage-backed securities with higher yields when compared to the overall yield on the portfolio.

The decrease in income from other interest-earning assets of $41,000 was primarily caused by a decrease in the average balance of these assets which more than offset a slight increase in the yield on this asset. This category of assets consists primarily of interest-earning demand deposits held at FHLB.

INTEREST EXPENSE

Interest expense on deposits decreased $18,000 during 1999 when compared to 1998. This decrease was the result of a decrease in the average cost of deposits from 4.64% to 4.31%, which offset an increase of $2.91 million in the average balance of deposits.

The Bank took advantage of a relatively inexpensive source of funding available through the FHLB to supplement retail deposits and to purchase financial instruments that yield a slightly higher return than the rate charged on the advances. The average balance of these borrowings was $866,000 less during 1999 than 1998 and the average cost of the borrowings decreased from 5.76% to 5.52% which resulted in an decrease of $110,000 in interest expense.

PROVISION FOR LOAN LOSSES

No provision for loan losses was made during the year ended December 31, 1999. The allowance for loan losses is based on management's evaluation of the risk inherent in its loan portfolio after giving due consideration to the changes in general market conditions and in the nature and volume of the Bank's loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions. The allowance for loan losses amounted to $464,000 at year-end. While the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for potential losses, there can be no assurances that further additions will not be made to the loan loss allowance and that such losses will not exceed the estimated amounts.

NON-INTEREST INCOME

Total non-interest income increased by $23,000 during 1999 when compared to 1998.

Service charges on deposits  increased  $16,000 mainly because of an increase in
chargeable  events  and  an  increase,   in  November,  in  the  amount  of  the
non-sufficient funds charge.

The decrease in the gain on the sale of loans of $22,000 was the result of a decrease in the dollar amount of loans sold.

The Bank sold available for sale securities in 1999 and recognized a gain of $4,000 while securities sold in the previous year produced gains of $81,000.

The increase in other income was the result of the disposition of property acquired in 1992 by way of a foreclosure of an office building. The property was assigned to the Bank per a deficiency judgement and was subsequently redeemed by the borrower in 1999 at which time the Bank recognized a gain in the amount of $97,000.

NON-INTEREST EXPENSE

Overall, non-interest expense increased $94,000 during 1999.

Compensation and benefits increased by $48,000 in 1999 and was primarily caused by the hiring of additional staff. The increase in personnel was necessary to support the growth of commercial and agricultural lending and the opening of the new branch in Cheyenne, Wyoming.

Occupancy and equipment expense increased $11,000 and was primarily caused by increases in utilities, telephone, and building and equipment repairs and maintenance.

Other expenses increased by $35,000 when compared to the same period of the previous year. The increase in expenses was mainly caused by increased marketing expenses regarding the introduction and development of new and existing loan and deposit products and to inform the Bank's customers of its efforts to become fully Year 2000 compliant. The Bank also had increases in professional expenses and supplies.

The Bank has undertaken a project to open a third office in Cheyenne, Wyoming. Non-interest expense will increase as a result of the staffing and equipping of this office which is expected to open in April 2000. A reduction in net income (and possibly losses) compared to prior periods is expected as a result of these expenses until the new office results in higher overall levels of loan and deposit activity to offset the additional expenses. The Bank believes that this expansion should enhance shareholder value and hopes that the decrease in earnings will not be as great following the end of 2001. This statement of beliefs concerning the expansion is a forward looking statement. The Private Securities Litigation Reform Act of 1995 (the "Act") provides protection to Tri-County in making certain forward looking statements that are accompanied by the factors that could cause actual results to differ materially from the forward looking statement. As with any expansion, if the new office or additional personnel do not ultimately result in increased loan and deposit activity and increased net income, these expenses would continue to have an adverse affect on net income past the end of year 2001.

INCOME TAXES

The provision for income taxes decreased by $49,000. The main reason for the decrease in income taxes was the decrease in income before taxes of $193,000.

YEAR 2000

Like many financial institutions, we rely on computers to conduct our business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking industry experts remain concerned that some computers may not be able to property interpret additional dates in the year 2000. We have operated and evaluated our computer operating systems since January 1, 2000 and have not identified any errors or experienced any computer system malfunctions. We will continue to monitor our information systems to assess whether they are at risk of misinterpreting any future dates and will develop appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers, nor by any of the municipal agencies that provide services to the Company.

Nevertheless, it is too soon to conclude that there will not be any problems arising from the Year 2000 problem, particularly at some of the Company's vendors. The Company will continue to monitor its significant vendors of goods and services with respect to Year 2000 problems they may encounter as those issues may effect the Company's financial position, results of operations and cash flows. The Company does not believe at this time that these potential problems will materially impact the ability of the Company to continue its operations, however, no assurance can be given that this will be the case.

The expectations of the Company contained in this section on Year 2000 are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties that may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements in this section are based on information available to the Company on the date of this document, and the Company assumes no obligation to update such forward-looking statements.

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

Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and service.

         Board of Directors
         Tri-County Bancorp, Inc. and Subsidiaries


         REPORT OF INDEPENDENT AUDITORS


         We have audited the accompanying consolidated statements of financial condition of Tri-County Bancorp, Inc. and Subsidiaries (Tri-County) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Tri-County's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Tri-County Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




         /s/DALBY, WENDLAND & CO., P.C.
         Grand Junction, Colorado

         February 4, 2000

                  TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                               December 31,
                                                            1999         1998
                                                       -----------   -----------
                       ASSETS

Cash and due from banks                                 $1,187,935   $  385,804
Interest-bearing deposits with banks                     1,128,404    2,979,241
Securities available for sale, at fair value            27,238,804   28,727,466
Securities held to maturity                              7,237,691    5,335,700
Loans held for sale, at market value                             -      435,721
Loans receivable, net of allowance for loan losses
of $464,453 (1999) and $409,984 (1998)                  48,979,883   42,054,222
Accrued interest receivable                                642,561      450,017
Bank property and equipment                              2,028,288      801,141
Other assets                                                72,270      138,685
                                                            ------      -------
   Total Assets                                        $88,515,836  $81,307,997
                                                       ===========  ===========

        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
   Demand deposits                                       $ 997,117   $  690,177
   NOW accounts                                          7,612,597    5,776,145
   Savings accounts                                      8,611,853    8,737,500
   Other time deposits                                  34,587,587   30,770,264
                                                        ----------   ----------
   Total Deposits                                       51,809,154   45,974,086

Advances from Federal Home Loan Bank                    25,558,367   23,799,117
Accounts payable and accrued expenses                      370,245      216,841
Advances by borrowers for taxes and insurance              115,691      110,167
Deferred income taxes                                      411,587      787,119
                                                           -------      -------
   Total Liabilities                                    78,265,044   70,887,330
                                                        ==========   ==========

Stockholders' Equity
   Preferred stock, $.10 par value, 5,000,000 shares
     authorized, none issued                                     -            -
   Common stock,  $.10 par value, 10,000,000 shares
    authorized, 1,548,611 (1999) and 1,520,425
    (1998) shares issued                                   154,861      152,043
   Additional paid-in capital                            7,530,906    7,319,578
   Retained earnings - substantially restricted          9,663,761    9,260,742
   Unearned compensation relating to Employee Stock
     Ownership Plan                                       (224,250)    (284,050)
   Accumulated other comprehensive income                  272,904    1,106,701
   Treasury stock - 642,377 (1999) and 641,627
   (1998) shares, at cost                               (7,147,390)  (7,134,347)
                                                        ----------   ----------
   Total Stockholders' Equity                           10,250,792   10,420,667
                                                        ----------   ----------
   Total Liabilities and Stockholders' Equity          $88,515,836  $81,307,997
                                                       ===========  ===========




                           See accompanying notes.
                                                                              10

                  TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Years ended December 31,
                                                                  1999              1998
                                                                  ----              ----
INTEREST INCOME
   Interest and fees on loans                               $3,680,585          $3,465,184
   Interest and dividends on available for sale securities
     Taxable interest                                        1,633,720           1,957,415
     Dividends                                                 147,042             141,048
   Interest on held to maturity securities
     Taxable interest                                          387,646             498,712
      Nontaxable interest                                       10,496               5,611
   Other interest earning assets                                63,677             105,045
                                                                ------             -------
   Total Interest Income                                     5,923,166           6,173,015
                                                             ---------           ---------
INTEREST EXPENSE
   Deposits                                                  2,034,069           2,052,506
   Advances                                                  1,383,889           1,493,513
                                                             ---------           ---------
   Total Interest Expense                                    3,417,958           3,546,019
                                                             ---------           ---------
   Net Interest Income                                       2,505,208           2,626,996
PROVISION FOR LOAN LOSSES                                            -                   -
                                                                 -----               -----
   Net Interest Income After Provision for Loan Losses       2,505,208           2,626,996
                                                             ---------           ---------
NONINTEREST INCOME
   Service charges on deposits                                 134,999             119,371
   Gain on sale of loans                                        42,869              65,085
   Gain on sale of investments available for sale                3,696              80,940
   Other income                                                131,646              25,296
                                                               -------              ------
   Total Noninterest Income                                    313,210             290,692
                                                               -------             -------
NONINTEREST EXPENSE
   Compensation and benefits                                   960,059             911,667
   Occupancy and equipment                                     329,363             318,803
   Federal insurance premiums                                   27,200              27,921
   Other expenses                                              340,974             305,620
                                                               -------             -------
   Total Noninterest Expense                                 1,657,596           1,564,011
                                                             ---------           ---------
   Income Before Income Taxes                                1,160,822           1,353,677
PROVISION FOR INCOME TAXES                                     366,440             415,614
                                                               -------             -------
   Net Income                                                $ 794,382           $ 938,063
                                                             =========           =========

EARNINGS PER SHARE
   Basic                                                       $   .90             $   .83
                                                               =======             =======
   Diluted                                                     $   .85             $   .78
                                                               =======             =======

                            See accompanying notes.

                    TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 For the years ended December 31, 1999 and 1998

                                                                 Accumulated
                                                                   Other                                        Employee     MSBP
                                                                   Compre-              Additional                Stock    Unearned
                                        Comprehensive  Retained    hensive      Common    Paid-In   Treasury    Ownership   Compen-
                                Total       Income     Earnings  Income(loss)    Stock    Capital     Stock        Plan     sation
                                -----       ------     --------  ------------    -----    -------     -----        ----     ------
Balance-December 31, 1997   $13,827,184               $8,792,947     $817,476  $149,500 $7,100,600 $(2,645,314) $(343,850) $(44,175)
Comprehensive income
   Net earnings                 938,063     $ 938,063    938,063            -         -          -           -          -         -
    Unrealized gain on
    securities, net of tax
    and reclassification
    adjustment                  289,225       289,225          -      289,225         -          -           -          -         -
                                              -------
   Comprehensive income                    $1,227,288
                                           ==========
Repayment of ESOP debt           59,800                        -            -         -          -           -     59,800         -
Allocation of ESOP shares        94,395                        -            -         -     94,395           -          -         -
Amortization of deferred
 compensation                    44,175                        -            -         -          -           -          -    44,175
Stock options exercised         127,126                        -            -     2,543    124,583           -          -         -
Dividends paid - cash          (470,268)                (470,268)           -         -          -           -          -         -
Treasury stock purchased     (4,489,033)                       -            -         -          -  (4,489,033)         -         -
                              ---------                  -------      -------     -----    -------   ---------     ------    ------
Balance-December 31, 1998    10,420,667                9,260,742    1,106,701   152,043  7,319,578  (7,134,347)  (284,050)        -
Comprehensive income (loss)
   Net earnings                 794,382     $ 794,382    794,382            -         -          -           -          -         -
    Unrealized (loss) on
    securities, net of tax
    and reclassification
    adjustment                 (833,797)     (833,797)         -     (833,797)        -          -           -          -         -
                                              -------
   Comprehensive (loss)                     $ (39,415)
                                            =========
Repayment of ESOP debt           59,800                        -            -         -          -           -     59,800         -
Allocation of ESOP shares        73,217                        -            -         -     73,217           -          -         -
Stock options exercised         140,929                        -            -     2,818    138,111           -          -         -
Dividends paid - cash          (391,363)                (391,363)           -         -          -           -          -         -
Treasury stock purchased        (13,043)                       -            -         -          -     (13,043)         -         -
                                 ------                  -------      -------     -----    -------      ------     ------    ------
Balance-December 31, 1999   $10,250,792               $9,663,761     $272,904  $154,861 $7,530,906 $(7,147,390) $(224,250)   $    -
                 === ====   ===========               ==========     ========  ======== ========== ===========  =========    ======

                            See accompanying notes.

                  TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Years ended December 31,
                                                             1999        1998
                                                             ----        ----
OPERATING ACTIVITIES
Net income                                               $ 794,382    $ 938,063
Adjustments to reconcile net income to net cash
provided by operations
   Depreciation and amortization                           168,596      134,794
   Provision for deferred taxes                             54,000      (23,000)
   Gain on sale of securities available for sale            (3,696)     (80,940)
   Gain on sale of loans                                   (42,869)     (65,085)
   FHLB stock dividends received                          (132,800)    (128,500)
   Unvested forfeitable stock awarded                            -       44,175
   Changes in assets and liabilities
    Origination of loans held for sale                  (3,109,995)  (3,862,039)
    Proceeds from sale of loans held for sale            3,588,584    3,608,514
    Accrued interest receivable                           (192,544)     205,322
    Other assets, net                                      153,216      556,952
    Other liabilities, net                                 136,320       70,254
                                                           -------       ------
    Net Cash Provided By Operations                      1,413,194    1,398,510
                                                         ---------    ---------
INVESTING ACTIVITIES
Net loan origination and principal repayments on        (1,505,741)   4,594,499
loans
Purchase of loans                                       (5,439,723)  (6,210,552)
Activity in available for sale securities
   Sale proceeds                                         3,440,721    3,129,251
   Maturities, prepayments and calls                     6,392,460   18,164,932
   Purchases                                            (9,499,420) (12,906,090)
Activity in held to maturity securities
   Maturities, prepayments and calls                     2,093,251    2,830,392
   Purchases                                            (3,998,975)    (177,000)
Proceeds from sale of real estate owned                          -       23,966
Investment in property, equipment and real estate
owned                                                   (1,340,639)     (29,627)
                                                        ----------      -------
   Net Cash Provided (Used) By Investing Activities    $(9,858,066)  $9,419,771
                                                       -----------   ----------

FINANCING ACTIVITIES
Net change in noninterest-bearing demand, savings
   and NOW deposits                                     $2,017,744   $2,158,365
Net change in time deposits                              3,817,324   (1,589,432)
Advances from Federal Home Loan Bank                    15,975,000   12,500,000
Repayment of Federal Home Loan Bank advances           (14,215,750) (18,397,500)
Net change in advances by borrowers for taxes and
   insurance                                                 5,525        8,901
Dividends paid                                           (391,363)     (470,268)
Exercise of stock options                                  140,929      127,126
ESOP payments received                                      59,800       59,800
Purchase of treasury stock                                 (13,043)  (4,489,033)
                                                           -------   ----------
   Net Cash Provided (Used) by Financing Activities      7,396,166  (10,092,041)
                                                         ---------  -----------
   Increase (Decrease) in Cash and Cash Equivalents     (1,048,706)     726,240
Cash and cash equivalents - beginning of period          3,365,045    2,638,805
                                                         ---------    ---------
Cash and cash equivalents - end of period               $2,316,339   $3,365,045
                                                        ==========   ==========

Cash and due from banks                                 $1,187,935    $ 385,804
Interest-bearing deposits with banks                     1,128,404    2,979,241
                                                         ---------    ---------
                                                        $2,316,339   $3,365,045
                                                        ==========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for
    Income taxes                                         $ 255,400    $ 438,600
                                                         =========    =========
    Interest expense                                    $3,414,338   $3,565,230
                                                        ==========   ==========
   Noncash transactions
    Loans transferred to real estate owned              $        -    $  23,966
                                                        ==========    =========


                           See accompanying notes.

                  TRI-COUNTY BANCORP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          December 31, 1999 and 1998


NOTE 1 -   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Tri-County Bancorp, Inc. (Tri-County) is a bank holding company organized under Wyoming law in 1993 and headquartered in Torrington, Wyoming. Through its subsidiaries, Tri-County provides a variety of banking services to customers in its primary market area of eastern Wyoming.

Basis of Presentation
The consolidated financial statements include the accounts of Tri-County, its wholly-owned subsidiaries, Tri-County Bank (the Bank) and First Tri-County Services, Inc. The investment in the subsidiaries is accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current year's presentation.

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

Securities
Securities that Tri-County has both the positive intent and ability to hold to maturity are classified as securities held to maturity and are carried at amortized cost, adjusted for amortization of premium or accretion of discount using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, to changes in prepayment risk, to increase regulatory capital or other similar factors, are classified as securities available for sale and carried at fair value with any adjustments to fair value, after tax, reported as a separate component of stockholders' equity. Declines in the fair value of individual held to maturity and available for sale securities below their cost, that are other than temporary, result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Securities purchased for trading purposes are held in the trading portfolio at fair value, with changes in fair value included in noninterest income. Tri-County had no trading securities at December 31, 1999 or 1998, or during the years then ended.

Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported in interest and dividends on securities using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are calculated using the specific-identification method.

Federal Home Loan Bank Stock
The Bank, as a member of the Federal Home Loan Bank (FHLB), is required to maintain an investment in capital stock of the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value. The stock is carried at cost and is assumed to have a market value which is equal to cost. The stock is included in securities available for sale in the accompanying consolidated financial statement.

Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by a charge to income. The cost of loans held for sale at December 31, 1998 approximated their estimated market value.

Servicing
The Bank sells certain loans to the Federal Home Loan Mortgage Corporation (FHLMC) with servicing retained. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of estimated net servicing revenue. Impairment of mortgage servicing rights is assessed at each reporting date based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified by loan type and interest rate. The amount of impairment recognized, through a valuation allowance, is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

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

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed, for impaired loans, cash receipts are applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income. Tri-County had no significant loans considered impaired or on non-accrual status at December 31, 1999 or 1998.

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

Impairment of Long-Lived Assets
Loans are considered to be impaired and an impairment loss recognized when expected future cash flows are less than the asset's carrying value. No assets were considered impaired at December 31, 1999 or 1998.

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

Stock Options
SFAS No. 123 (SFAS 123), Accounting for Stock-Based Compensation, allows an entity to choose to compute compensation expense related to stock options using a fair value method or continue to use the intrinsic value method. If the intrinsic value method is chosen, then Tri-County will be required to present pro forma data for all awards granted in future fiscal years. If the fair value method is selected, SFAS 123 would be effective.

Tri-County had no stock option transactions that would require the implementation of SFAS 123 in the years ended December 31, 1999 and 1998. It is currently anticipated that Tri-County will continue to account for stock-based compensation plans under the intrinsic value method. Final determination of the method selected will be done in the year Tri-County has transactions covered by this accounting pronouncement.

Earnings Per Share
Basic earnings per share represents income available to each share of common stock outstanding during the reporting period. Diluted earnings per share represents income available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common shares for stock options.

The calculation of basic and diluted earnings per share for the years ended December 31 is as follows:


                                               1999            1998
                                               ----            ----

     Net income                              $794,382        $ 938,063
                                             ========        =========

     Average common shares outstanding        885,897        1,127,425
     Dilutive effect of stock options          50,303           74,227
                                               ------           ------
                                              936,200        1,201,652
                                              =======        =========
     Earnings per share
     Basic                                     $  .90          $   .83
     Diluted                                   $  .85          $   .78

New Accounting Standards
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The effective date of SFAS 133 was deferred until June 15, 2000 with the issuance of SFAS No. 137.

The adoption of SFAS 133 is not expected to have a material effect on Tri-County's financial statements.

NOTE 2 -   SECURITIES

                                                                 Gross      Gross
                                                  Amortized   Unrealized  Unrealized    Fair
Securities Available for Sale                         Cost       Gains      Losses      Value
   December 31, 1999
   Debt Securities
     U.S. Agency securities                      $13,999,671       $   -   $(424,516) $13,575,155
     U.S. Agency mortgage-backed securities       10,379,986      24,521    (253,343)  10,151,164
                                                  ----------      ------    --------   ----------
       Total Debt Securities                      24,379,657      24,521    (677,859)  23,726,319
                                                  ----------      ------    --------   ----------
   Equity Securities
     FHLMC stock                                      22,871   1,076,415           -    1,099,286
     Mutual funds
       ARM portfolio                                 536,085           -      (9,586)     526,499
     FHLB stock                                    1,886,700           -           -    1,886,700
                                                   ---------   ---------      ------    ---------
        Total Equity Securities                    2,445,656   1,076,415      (9,586)   3,512,485
                                                   ---------   ---------      ------    ---------
                                                 $26,825,313  $1,100,936   $(687,445) $27,238,804
                                                 ===========  ==========   =========  ===========
   December 31, 1998
   Debt Securities
     U.S. Agency securities                       $5,497,441   $ 104,134        $  -   $5,601,575
     U.S. Agency mortgage-backed securities       15,803,325      70,322      (5,140)  15,868,507
                                                  ----------      ------      ------   ----------
       Total Debt Securities                      21,300,766     174,456      (5,140)  21,470,082
                                                  ----------     -------      ------   ----------
   Equity Securities
     FHLMC stock                                      23,459   1,520,335           -    1,543,794
     Mutual funds
       ARM portfolio                               1,036,085         505      (5,305)   1,031,285
       Mortgage securities performance portfolio   2,936,437           -      (8,032)   2,928,405
     FHLB stock                                    1,753,900           -           -    1,753,900
                                                   ---------   ---------       -----    ---------
     Total Equity Securities                       5,749,881   1,520,840     (13,337)   7,257,384
                                                   ---------   ---------     -------    ---------
                                                 $27,050,647  $1,695,296    $(18,477) $28,727,466
                                                 ===========  ==========    ========  ===========

                                                                Gross      Gross
                                                  Amortized  Unrealized  Unrealized      Fair
Securities Held-to-Maturity                           Cost      Gains      Losses       Value
   December 31, 1999
   U.S. Agency securities                         $2,000,000   $       -    $(19,690)  $1,980,310
   State and other political subdivisions            173,278           -           -      173,278
   U.S. Agency mortgage-backed securities          5,064,413      73,263     (14,155)   5,123,521
                                                   ---------      ------     -------    ---------
                                                  $7,237,691   $  73,263    $(33,845)  $7,277,109
                                                  ==========   =========    ========   ==========
   December 31, 1998
   U.S. Agency securities                          $ 501,286   $  13,089        $  -    $ 514,375
   State and other politicaL subdivisions            175,949           -           -      175,949
   U.S. Agency mortgage-backed securities          4,658,465     125,433           -    4,783,898
                                                   ---------     -------        ----    ---------
                                                  $5,335,700   $ 138,522        $  -   $5,474,222
                                                  ==========   =========        ====   ==========

The amortized cost and fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Available for Sale       Held to Maturity
                                                  ------------------       ----------------
                                                   Amortized    Fair       Amortized       Fair
                                                      Cost      Value         Cost         Value
                                                    ----        -----         ----         -----
   Due in one year or less                       $         - $         - $         -  $         -
   Due after one year through five years           8,000,000   7,782,125           -            -
   Due after five years through ten years          5,999,671   5,793,030     173,278      173,278
   Due after ten years                                     -           -   2,000,000    1,980,310
                                                   ---------   ---------   ---------    ---------
                                                  13,999,671  13,575,155   2,173,278    2,153,588
   Mortgage-backed securities                     10,379,986  10,151,164   5,064,413    5,123,521
                                                  ----------  ----------   ---------    ---------
                                                 $24,379,657 $23,726,319  $7,237,691   $7,277,109
                                                 =========== ===========  ==========   ==========

Sales of  securities  available  for sale  during the years  ended  December  31 follows:

                                        Proceeds     Gross Gains   Gross Losses
                                        --------     -----------   ------------
   1999                                $3,440,721      $33,096      $(29,906)
   1998                                $3,129,251     $127,048      $(46,108)

Tri-County pledges investments for public deposits held in excess of $100,000 (see Note 5). The carrying and fair values of the pledged investments at December 31 follows:
                                                         Carrying      Fair
                                                          Value        Value
   1999                                                $11,751,071  $11,346,968
   1998                                                 $9,769,442   $9,830,029

NOTE 3 -   LOANS RECEIVABLE
                                                            December 31,
                                                          1999        1998
                                                          ----        ----
   Real estate - mortgage                             $34,657,019  $32,403,370
   Real estate - commercial                             7,070,295    6,141,006
   Real estate - agriculture                            2,580,403            -
   Real estate - construction                             564,900      414,250
   Commercial                                             810,791      449,949
   Installment loans to individuals                     4,033,212    3,310,068
                                                        ---------    ---------
                                                       49,716,620   42,718,643
   Less:
     Allowance for loan losses                           (464,453)    (409,984)
     Unadvanced loan funds                               (196,639)    (176,848)
     Deferred loan fees                                   (75,645)     (77,589)
                                                          -------      -------
                                                      $48,979,883  $42,054,222
                                                      ===========  ===========

A summary of the changes in the allowance for loan losses is as follows:

                                                      Years Ended December 31,
                                                            1999         1998
                                                            ----         ----
Beginning of the period                                  $409,984     $412,456
Provision for losses                                            -            -
Loan charge-offs                                          (16,101)      (2,738)
Recoveries                                                 70,570          266
                                                           ------          ---
                                                         $464,453     $409,984
                                                         ========     ========

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others at December 31 were $2,492,400 (1999) and $586,000
(1998). The balance of capitalized rights, net of valuation allowances, included in other assets at December 31 was $14,599 (1999) and $3,692 (1998).

NOTE 4 -   PROPERTY AND EQUIPMENT

                                                             December 31,
                                                           1999          1998
                                                           ----          ----
   Land                                                 $ 791,634     $ 65,776
   Building and improvements                            1,115,984    1,115,984
   Furniture, fixtures and equipment                      654,367      614,764
   Construction-in-progress                               578,677            -
                                                          -------    ---------
                                                        3,140,662    1,796,524
   Less accumulated depreciation                       (1,112,374)    (995,383)
                                                       ----------     --------
                                                       $2,028,288    $ 801,141
                                                       ==========    =========

Depreciation expense for the years ended December 31 was $116,991 (1999) and $115,365 (1998).

NOTE 5 -   DEPOSITS

At December 31, 1999, scheduled maturities of certificates of deposit were as follows:

   Year
   ----
   2000                                                            $28,340,773
   2001                                                              5,078,502
   2002                                                                878,238
   2003                                                                290,074
                                                                       -------
                                                                   $34,587,587
                                                                   ===========

The Federal Deposit Insurance Corporation (FDIC), an agency of the U.S. Government, insures all depositors up to $100,000 in accordance with the rules and regulations of the FDIC. Deposits in excess of $100,000 at December 31 were $8,760,495 (1999) and $5,200,407 (1998) (see Note 2).

NOTE 6 -   ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at December 31 were  $25,558,367  (1999) and  $23,799,117
(1998). The following table summarizes the maturities of the FHLB advances:


   Year
   ----
   2000                                              4.71% - 6.08%  $7,225,000
   2001                                              5.39% - 6.74%   5,550,000
   2002                                                      5.59%   2,000,000
   2003                                                      5.10%   1,000,000
   2004                                              4.97% - 5.45%   5,000,000
   Thereafter                                        5.45% - 6.13%   4,783,367
                                                                    ----------
                                                                   $25,558,367
                                                                   ===========

Pursuant to a blanket pledge agreement with the FHLB, the advances are secured by the FHLB stock, real estate loans and other securities not otherwise pledged.

NOTE 7 -   INCOME TAXES

The provisions for federal income taxes are as follows:

                                                        Years ended December 31,
                                                            1999         1998
                                                            ----         ----
   Current                                               $312,440     $438,614
   Deferred                                                54,000      (23,000)
                                                           ------      -------
                                                         $366,440     $415,614
                                                         ========     ========

Deferred income taxes and benefits are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets (liabilities) follow:


                                                               December 31,
                                                            1999        1998
                                                            ----        ----
   Joint venture income                                     $   -     $ 32,000
   Loan origination fees                                    1,278        4,000
   Bad debt reserve                                       159,722      139,000
   Net unrealized loss on available for sale securities   225,394        4,300
   Less: valuation allowance                                    -            -
                                                          -------      -------
                               Total Deferred Assets      386,394      179,300
                                                          -------      -------
   Federal Home Loan Bank stock dividends                (412,046)    (366,900)
   Net unrealized gain on available for sale securities  (365,981)    (574,482)
   Accelerated depreciation                               (19,954)     (25,037)
                                                          -------      -------
                          Total Deferred Liabilities     (797,981)    (966,419)
                                                         --------     --------
                            Net Deferred Liabilities    $(411,587)   $(787,119)
                                                        =========    =========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent in 1999 and 1998 to income before income taxes as a result of the following:

                                                       Years ended December 31,
                                                           1999         1998
                                                           ----         ----
   Normal "expected" corporate taxes                     $392,350     $460,250
   Change in tax provision resulting from
     Income tax refunds                                   (17,000)     (15,500)
     Other                                                 (8,910)     (29,136)
                                                           ------      -------
                                                         $366,440     $415,614
                                                         ========     ========

Tri-County and its subsidiaries file a consolidated income tax return. Excess of bad debt reserves for income tax purposes over book provision for the Bank at December 31, 1999 were approximately $1,453,000. No deferred income tax liability has been provided for these reserves. If such reserves are used for purposes other than to absorb the Bank's bad debts, the amount used is subject to the then current federal corporate tax rates. Tri-County and its subsidiaries are not subject to state income taxes.

NOTE 8 -   RELATED PARTY TRANSACTIONS

Tri-County has had, and may be expected to have in the future, financial transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been made in compliance with federal regulations.

Activity in loans to related parties for the years ended December 31 is as follows:

                                                           1999         1998
                                                           ----         ----
   Balance, beginning of year                            $159,494     $147,593
     New loans                                            266,112       91,420
     Repayments                                          (290,318)     (79,519)
                                                         --------      -------
   Balance, end of year                                  $135,288     $159,494
                                                         ========     ========

Terms and rates of interest on deposit accounts of directors and officers are substantially the same as those extended to unrelated Tri-County customers. At December 31 deposits of related parties totaled $299,582 (1999) and $436,815(1998).

NOTE 9 -   EMPLOYEE RETIREMENT PLAN

Tri-County sponsors a 401(k) plan where Tri-County matches up to 3% of the employees qualifying compensation. Employees may contribute up to 10% of their qualifying compensation. Tri-County's expense was $19,686 (1999) and $18,489
(1998).

NOTE 10 -  STOCK REPURCHASE PLAN

On October 16, 1998, the board of directors of Tri-County authorized a stock repurchase plan (the Plan). The Plan provided for the purchase of up to $4.5 million (including expenses) of the shares of its common stock, $0.10 par value for cash. On December 9, 1998, the Plan culminated with the purchase of 314,125 shares at $14 per share. Including expenses, $4,489,033 was recorded in the accompanying consolidated statement of stockholders' equity as an addition to Treasury Stock. In 1999, the board of directors authorized stock repurchase on an individual transaction basis. The Company repurchased 750 shares for $13,043.

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

A summary of Tri-County's Option Plan as of December 31 follows:


                                                    1999                 1998
                                                    ----                 ----
                                                      Exercise         Exercise
                                               Shares  Price    Shares  Price
                                               ------  ------   ------  -----
Outstanding, beginning of the year            118,097  $5.00   143,522  $5.00
Granted                                             -      -         -      -
Exercised                                     (28,186) $5.00   (25,425) $5.00
Canceled                                            -      -         -      -
                                               ------           ------
Outstanding, end of the year                   89,911  $5.00   118,097   $5.00
                                               ======          =======
Options exercisable at the end of the year     89,911  $5.00   118,097   $5.00

Employee Stock Ownership Plan
Tri-County sponsors an employee stock ownership plan (ESOP) that covers substantially all employees. Tri-County issued stock for a note receivable from the ESOP, which is unconditionally guaranteed by the Bank. The note is at prime (determined at the beginning of each quarter), payable quarterly through the third quarter of 2003 and is included in the accompanying consolidated financial statements as a reduction in stockholders' equity. At December 31 the balance of the note was $224,250 (1999) and $284,050 (1998).

The ESOP loan payments are provided by the Bank's contributions to the ESOP and by dividends received on Tri-County's stock held by the ESOP's trustee. Through the second quarter of 1999, the Bank's ESOP contributions were based on the note's scheduled principal and interest payments, net of Tri-County cash dividends received. Beginning with the third quarter of 1999, Tri-County's board of directors elected to have dividends received by the ESOP allocated directly to plan participants.

The shares held by the ESOP are released in the proportion each year's principal payment bears to the total principal payments. Released stock is allocated based on the ratio of each participating employee's eligible compensation to the total eligible compensation. Currently, shares are released at 11,960 shares per year.

The Bank's ESOP contributions are recorded as compensation expense and totaled $117,372 (1999) and $133,524 (1998). Dividends used to satisfy note payments were $38,419 (1999) and $51,428 (1998). As of December 31 the ESOP held 44,850
(1999) and 56,810 (1998) unallocated shares. The unallocated shares' fair value at December 31 (based on NASDAQ) was $464,601 (1999) and $704,444 (1998).

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

Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes that, as of December 31, 1999, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from applicable regulatory agencies categorize the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the following table (amounts in thousands):

                                                                                 To Be Well
                                                                              Capitalized Under
                                                              For Capital     Prompt Corrective
                                               Actual      Adequacy Purposes  Action Provision
                                          -----------------------------------------------------
                                          Dollars  Ratio    Dollars  Ratio    Dollars  Ratio
                                          -------  -----    -------  -----    -------  -----
December 31, 1999
Total Capital (to risk-weighted assets)   $9,164   22.6%    $3,250    8.0%    $4,063   10.0%
Tier 1 Capital (to risk-weighted assets)  $8,216   20.2%    $1,625    4.0%    $2,438    6.0%
Tier 1 Capital (to adjusted total assets) $8,216    9.4%    $3,495    4.0%    $4,369    5.0%

December 31, 1998
Total Capital (to risk-weighted assets)   $8,717   25.1%    $2,783    8.0%    $3,479   10.0%
Tier 1 Capital (to risk-weighted assets)  $8,307   23.9%    $1,392    4.0%    $2,087    6.0%
Tier 1 Capital (to adjusted total assets) $8,307   10.4%    $3,195    4.0%    $3,993    5.0%

NOTE 13 -  OFF-BALANCE SHEET ACTIVITIES

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

Tri-County had the following commitments at December 31, 1999:

Loan commitments                                       $1,680,490
Lines of credit                                        $1,677,701
Available overdraft protection                         $  193,666

The loan commitments ($299,819 fixed rate and $1,380,671 adjustable rate) are at interest rates ranging from 6.27% to 8.5%. Tri-County's loan commitments include commitments to purchase loans in western Colorado ($387,000) as well as commitments to extend credit to customers in Tri-County's market area.

Tri-County's market area primarily consists of eastern Wyoming. Agriculture and related support industries are a significant factor in the primary market area's economy.

Tri-County purchases loans in other market areas through mortgage banking relationships. The majority of the purchased loans are in certain resort areas of Colorado and Idaho. These loans comprise approximately 43% of the loan portfolio.

NOTE 14 -  COMMITMENTS AND CONTINGENCIES

Construction-in-Progress
Tri-County is building a branch office in Cheyenne, Wyoming and anticipates it will be completed in March 2000. Construction costs through December 31, 1999 are included in the accompanying consolidated statement of financial position (see Note 4). Subsequent to December 31, 1999, approximately $178,000 in costs have been incurred in the construction of the building.
Estimated cost to complete the building is $438,700.

Self-Insured Health Plan
The Bank sponsors a self-insured health plan for eligible employees. The Plan provides for payment by the Bank of health claims up to $3,000 per eligible employee, with reinsurance coverage for all claims greater than $3,000. An estimate of claims incurred but not reported and claims reported but not funded is included in accounts payable at December 31, 1999 and 1998.

Year 2000 Compliance
Tri-County relies upon computers for the daily conduct of its business and for general data processing. Accordingly, a Year 2000 Contingency Plan (the Plan) was developed and implemented by the Bank to address year 2000 issues. The Bank's ability to process data and provide financial services and products was unaffected by the change to the year 2000. The Plan identified dates beyond January 1, 2000 as potential problem dates; therefore, the Bank is continuing to monitor these dates. It is the Bank's assertion that its plan and procedures are adequate to mitigate any adverse outcomes.

Other
In the normal course of business, Tri-County is involved in various legal actions arising from its lending and collection activities. In the opinion of management, the outcome of these legal actions will not significantly affect the consolidated financial position of Tri-County.

NOTE 15 -  STOCKHOLDERS' EQUITY

In 1993, Tri-County was formed when the Bank converted from a mutual to a stock form of ownership. A "liquidation account" was established that restricts a portion of net worth for the benefit of deposit accounts at the Bank at the time of the conversion. Eligible account holders who close their accounts cause a corresponding reduction in the liquidation account. Except for the repurchase of stock, payment of dividends and complete liquidation, the existence of the account does not restrict the use of the Bank's net worth. At December 31, 1999, the liquidation account was $1,328,247 as compared to $6,432,095 at inception.

Payment of dividends to Tri-County by the Bank are subject to the above restriction as well as various other regulatory restrictions and approvals.

NOTE 16 -   COMPREHENSIVE INCOME

Effective January 1, 1998, Tri-County adopted SFAS No. 130, Reporting Comprehensive Income. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. Tri-County's only item of other comprehensive income is the unrealized gain (loss) on securities available for sale, which is reported net of tax effect. The following schedule reflects the unrealized holding gains arising during the years ended December 31, 1999 and 1998:


                                                                     Before-Tax   Tax (Expense)   Net-of-Tax
                                                                       Amount      or Benefit       Amount
                                                                       ------      ----------       ------
1999
Unrealized holding losses arising during the period                  $(1,259,632)    $ 428,274    $(831,358)
Less reclassification adjustment for gains realized in net earnings       (3,696)        1,257       (2,439)
                                                                          ------         -----       ------
                  Net Unrealized Losses                              $(1,263,328)    $ 429,531    $(833,797)
                                                                     ===========     =========    =========

1998
Unrealized holding gains arising during the period                     $ 519,159     $(176,514)    $342,645
Less reclassification adjustment for gains realized in net earnings      (80,940)       27,520      (53,420)
                                                                         -------        ------      -------
                  Net Unrealized Gains                                 $ 438,219     $(148,994)    $289,225
                                                                       =========     =========     ========

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

Following are the estimated fair values of Tri-County's financial instruments:

                                                                December 31, 1999      December 31, 1998
                                                                -----------------      -----------------
                                                               Carrying       Fair    Carrying       Fair
                                                                Amount       Value     Amount       Value
                                                                ------       -----     ------       -----
Financial assets
 Assets for which fair value approximates book value         $ 2,958,900 $ 2,958,900 $ 4,250,783 $ 4,250,783
 Securities                                                  $34,476,495 $34,515,913 $34,063,166 $34,201,688
 Loans                                                       $48,979,883 $48,646,126 $42,054,222 $42,667,077

Financial liabilities
 Liabilities for which fair value approximates book value    $17,591,812 $17,591,812 $15,420,663 $15,420,663
 Time deposits                                               $34,587,587 $34,577,196 $30,770,264 $30,892,273
 Long-term debt                                              $25,558,367 $25,034,584 $23,799,117 $23,862,484

Off-balance sheet commitments                                $ 3,551,857 $ 3,551,857 $ 1,798,800 $ 1,798,800

NOTE 18 -  PARENT COMPANY FINANCIAL INFORMATION


                        CONDENSED PARENT COMPANY ONLY
                           STATEMENTS OF CONDITION

                                                             December 31,
                                                           1999        1998
                                                           ----        ----
         Assets
           Cash                                         $ 249,071    $ 157,539
           Investment in subsidiary                     8,440,088    8,591,255
           Securities available for sale                  526,499      530,780
           Other assets, net                              760,974       32,770
                                                          -------       ------
                                        Total Assets   $9,976,632   $9,312,344
                                                       ==========   ==========
         Liabilities and stockholders' equity
           Other liabilities                             $  5,071     $  1,879
           Stockholders' equity                         9,971,561    9,310,465
                                                        ---------    ---------
          Total Liabilities and Stockholders' Equity   $9,976,632   $9,312,344
                                                       ==========   ==========

                           STATEMENTS OF OPERATIONS

                                                       Years ended December 31,
                                                          1999          1998
                                                          ----          ----
         Revenue
           Equity in earnings of subsidiary             $ 775,616    $ 917,644
           Other income                                    49,020       57,285
         Expense
           Operating expenses                             (47,254)     (52,416)
           Income tax benefit                              17,000       15,550
                                                           ------       ------
                                          Net Income     $794,382    $ 938,063
                                                         ========    =========

                           STATEMENTS OF CASH FLOWS

                                                               Years ended December 31,
                                                                    1999        1998
                                                                    ----        ----
Operating activities
Net income                                                       $ 794,382    $ 938,063
Adjustments to reconcile net income to net cash
     provided (used) by operating activities
  Earnings of subsidiary                                          (775,616)    (917,644)
  Amortization of organization expense                                   -          801
  (Increase) decrease in other assets and accrued liabilities        2,301        8,386
                                                                     -----        -----
  Net Cash Provided (Used)  by Operating Activities                 21,067       29,606
                                                                    ------       ------
Investing activities
  Purchase of property                                            (725,858)           -
  Dividends received                                             1,000,000    4,650,000
                                                                 ---------    ---------
  Net Cash Provided by Investing Activities                        274,142    4,650,000
                                                                   -------    ---------
Financing activities
  Dividends paid                                                  (391,363)    (470,268)
  Stock options exercised                                          140,929      127,126
  ESOP payments received                                            59,800       59,800
  Treasury stock purchased                                         (13,043)  (4,489,033)
                                                                   -------   ----------
  Net Cash Used by Financing Activities                           (203,677)  (4,772,375)
                                                                  --------   ----------
  Net Increase (Decrease) in Cash                                   91,532      (92,769)
Cash and cash equivalents - beginning of period                    157,539      250,308
                                                                   -------      -------
Cash and cash equivalents - end of period                        $ 249,071    $ 157,539
                                                                 =========    =========

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

                                   AUDITORS
                         DALBY, WENDLAND & CO., P.C.
                        464 Main Street, P.O. Box 430
                        Grand Junction, Colorado 81502

                                 LEGAL COUNSEL
                                   JOHN MAIER
                              110 West 22nd Avenue
                           Torrington, Wyoming 82240

                                SPECIAL COUNSEL
                           MALIZIA SPIDI & FISCH, PC
                        1301 K Street, N.W., Suite 700 E
                             Washington, D.C. 20005

REGISTRAR AND STOCK TRANSFER AGENT
Inquiries regarding stock transfer, registration, lost certificates or changes in name and/or address should be directed to the stock transfer agent and registrar in writing.

ATTN:  Investor Relations
AMERICAN SECURITIES TRANSFER & TRUST, INC.
12039 West Alameda Parkway, Suite Z-2
Lakewood, Colorado 80228

MARKET MAKERS
The following firms are currently market makers in the Company's shares:

Keefe, Bruyette & Woods, Inc. - New York, New York
Spear, Leeds & Kellogg - New York, New York

FORM 10-KSB
A copy of Form 10-KSB for the year ended December 31, 1999, excluding exhibits, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders upon request to the Secretary, Tri-County Bancorp, Inc., P.O. Box 1057, Torrington, Wyoming 82240.

ANNUAL MEETING
The annual meeting of stockholders of Tri-County Bancorp, Inc. will be held at 3:00 p.m. on April 26, 2000 at Tri-County Bank's main office, 2201 Main Street, Torrington, Wyoming.

MAIN OFFICE 2201 Main Street, P.O. Box 1057 Torrington, Wyoming 82240 Telephone - (307) 532-2111
Fax - (307) 532-7631
Email -  email@tricobank.com
Web Site - www.tricobank.com

BRANCH OFFICES
957 Maple, P.O. Box 337
Wheatland, Wyoming 82201
Telephone - (307) 322-9215
Fax - (307) 322-4080

421 Vandehei Avenue, P.O. Box 3260
Cheyenne, Wyoming 82003
Telephone - (307) 778-0021
Fax - (307) 778-0022

                              EXECUTIVE OFFICERS

                               Robert L. Savage
                     President & Chief Executive Officer

                                Joseph P. Guth
                           Executive Vice President

                             Earl F. Warren, Jr.
                            Senior Vice President

                               Tommy A. Gardner
                   Vice President & Chief Financial Officer

                                    STAFF

                  Thomas W. Bass, President & Branch Manager
             Roseanne L. Burnett, Vice President & Branch Manager
                      Jane E. Faber, Assistant Secretary
                       Richard R. Yates, Vice President
                              Pamela D. Cundall
                               Pam J. Heilbrun
                             Colleen M. Holtzclaw
                               Nancy A. Martin
                               Brita F. Mehling
                               Terri J. Pindell
                                Cheryl A. Rutt
                               Becky J. Shaffer
                                Linda L. Smith
                               Darlene L. Sorge
                               Debra K. Stoeger
                             Lynette K. Strecker
                                Scott L. Vasko
                              Mona Kay Williams